SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
-     Half-year Report as of June 30, 2007.

HALF-YEAR REPORT
JUNE 30, 2007

Contents

Report on operations
The Enel structure	6
Corporate boards	8
Summary of results	9
Enel and the financial markets	12
Significant events in the 1st Half of 2007	15
Regulatory and rate issues	23
Overview of the Group’s performance and financial position	25
Results by Division	41
• Domestic Sales	45
• Domestic Generation and Energy Management	54
• Domestic Infrastructure and Networks	62
• International	68
• Parent Company and Other Activities	79
Outlook	82
Research and development	83
Human resources and organization	84
Reconciliation of shareholders’ equity and net income of Enel SpA and the corresponding consolidated figures	90

Consolidated financial statements
Consolidated Income Statement	93
Consolidated Balance Sheet	94
Consolidated Statement of Cash Flows	96
Statement of Recognized Income and Expenses for the Period	97

Notes to the financial statements	98

Attachments
Subsidiaries, associates and other significant equity investments of the Enel Group at June 30, 2007	160
Financial Statements of Enel SpA at June 30, 2007	177

Report on operations

The Enel structure
Corporate
Enel SpA

	Domestic Generation and	Domestic Infrastructure
Domestic Sales Division	Energy Management Division	and Networks Division

> Enel Distribuzione	> Enel Produzione	> Enel Distribuzione

> Enel Energia	> Enel Trade	> Enel Rete Gas
(formerly Enel Gas)

> Enel.si		> Enel Sole

> Deval		> Deval

Services and
International Division		Other Activities

> Slovenské elektrárne	> Enel Viesgo Generación	> Enel Servizi

> Enel Maritza East 3 (formerly Maritza East III Power Company)	> Enel Viesgo Energía	> Sfera

> Enel Operations Bulgaria	> Enel Unión Fenosa Renovables	> Dalmazia Trieste
(formerly Maritza East 3 Operating Company)

> Enel North America	> Electra de Viesgo Distribución	> Enelpower

> Enel Latin America	> Enel Viesgo Servicios	> Enel.NewHydro

> Enel Panama	> RusEnergoSbyt	> Enel.Factor

> Enel Fortuna	> Enineftegaz	> Enel.Re

> Enel Distributie Banat	> Enel France
(formerly Enel Electrica Banat)

> Enel Distributie Dobrogea (formerly Enel Electrica Dobrogea)	> Enel Erelis

> Enel Servicii	> Enelco

The Domestic Sales Division operates in the end-user market for electrical power and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards.
The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment.
The mission of the Domestic Infrastructure and Networks Division is to distribute electricity and gas in Italy, optimizing the management of Enel’s networks and ensuring the efficient operation of measurement systems and compliance with technical service quality standards.
The International Division’s mission is to support Enel’s international growth strategy, which will require a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
Each of these Divisions, together with the Parent Company and Services and Other Activities segments, are considered by management in assessing Group performance.

Corporate boards

Board of Directors	Board of Auditors
Chairman	Chairman
Piero Gnudi	Franco Fontana

Chief Executive Officer and General Manager	Auditors
Fulvio Conti	Carlo Conte
Gennaro Mariconda

Directors
Giulio Ballio	Alternate auditors
Augusto Fantozzi	Giancarlo Giordano
Alessandro Luciano	Paolo Sbordoni
Fernando Napolitano
Francesco Taranto
Gianfranco Tosi	Independent auditors
Francesco Valsecchi	KPMG SpA

Secretary
Claudio Sartorelli
Powers
Board of Directors
The Board is vested by the bylaws with the broadest powers for the ordinary and extraordinary management of the Company, and specifically has the power to carry out all the actions it deems advisable to implement and attain the corporate purpose.
Chairman of the Board of Directors
The Chairman is vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, presides over Shareholders’ Meetings, convenes and presides over the Board of Directors, and ascertains that the Board’s resolutions are carried out. Pursuant to a Board resolution of November 30, 2005, the Chairman has been vested with a number of additional non-executive powers.
Chief Executive Officer
The Chief Executive Officer is also vested by the bylaws with the powers to represent the Company legally and to sign on its behalf, and in addition is vested by a Board resolution of November 30, 2005 with all powers for managing the Company, with the exception of those that are otherwise assigned by law or the bylaws or that the aforesaid resolution reserves for the Board of Directors.

Summary of results
Highlights

2nd Quarter			1st Half

2007	2006		2007	2006

		Income data (millions of euro)
9,129	8,814	Revenues	18,857	19,065
2,130	2,254	Gross operating margin	4,462	4,361
1,425	1,982	Operating income	3,134	3,565
1,061	1,152	Net income before minority interests	2,048	2,027
1,039	1,136	Group net income	1,982	1,978

		Financial data (millions of euro)
		Net capital employed	44,782	30,715	(1)
		Net financial debt	25,069	11,690	(1)
		Shareholders’ equity (including minority interests)	19,713	19,025	(1)
		Cash flow from operations	2,638	2,956
822	637	Capital expenditure on tangible and intangible assets	1,520	1,137

		Per share data (euro)
		Group net income per share in circulation at period-end	0.32	0.32
		Group shareholders’ equity per share in circulation at period-end	3.07	2.99	(1)

		Operating data
41.2	36.1	Electricity sold by Enel (TWh) (2)	84.3	76.1
66.1	64.7	Electricity transported on the Enel distribution network (TWh) (3)	132.1	132.5
1.0	0.9	Gas sales (billions of cubic meters)	3.0	3.6
0.6	0.6	- of which to end users (billions of cubic meters)	2.4	2.7
32.2	30.9	Net electricity generated by Enel (TWh)	63.8	62.9
		Employees at period-end (no.)	56,410	58,548	(1)

		Market indicators
		Average Brent oil price ($/bbl)	63.3	65.7
		Average price of low-sulfur fuel oil ($/t) (4)	305.9	332.9
		Average price of coal ($/t fob) (5)	49.5	48.0
		Average dollar/euro exchange rate	1.33	1.23
		Six-month Euribor rate (average for the period)	4.07%	2.90%

(1)	At December 31, 2006.

(2)	Excluding sales to resellers.

(3)	Excluding power transported in the previous period but recognized commercially in the two reference periods, equal to 0.9 TWh and 0.5TWh in the 1st Half of 2007 and the 1st Half of 2006, respectively.

(4)	Platt’s CIF Med index.

(5)	Coal Week International index for the mix considered by the Authority for Electricity and Gas.

Summary of results in the 1st Half of 2007
In the 1st Half of 2007 revenues amounted to €18,857 million, down €208 million or 1.1% with respect to the corresponding period of the previous year. The decline is essentially attributable to the contraction in revenues from activities other than the sale of electricity and gas, the reduction in revenues from domestic electricity sales, partially offset by greater revenues from generation, distribution and sales activities of foreign subsidiaries.
The gross operating margin came to €4,462 million, up €101 million or 2.3% on the €4,361 million registered in the 1st Half of 2006), largely attributable to the growth of the International Division.
Operating income totaled €3,134 million in the 1st Half of this year, a decrease of €431 million or 12.1% on the year-earlier period. In addition to the recognition in the 1st Half of 2006 of the income from the exchange of Wind and Weather shares in the amount of €263 million, the decline also reflects the increase in depreciation and amortization charges in the 1st Half of 2007.
Group net income amounted to €1,982 million in the first six months of the year, compared with €1,978 million in the year-earlier period, which included the income from the Wind-Weather equity exchange.
Net capital employed totaled €44,782 million at June 30, 2007, 44.0% of which funded by shareholders’ equity of €19,713 million and 56.0% by net financial debt of €25,069 million.
Net financial debt at June 30, 2007 showed an increase of €13,379 million with respect to its level at December 31, 2006, mainly as a result of the acquisition of 24.97% of Endesa, as well as the acquisition of a stake in OGK-5, a Russian generation company. The ratio of debt to equity at June 30, 2007 was 1.27, compared with 0.61 at the end of 2006.

Results by Division

	Revenues		Gross operating margin		Operating income
Millions of euro	2nd Quarter		2nd Quarter		2nd Quarter
	2007	2006	2007	2006	2007	2006

Domestic Sales	5,002	4,887	47	111	(56)	87
Domestic Generation and Energy Management	3,801	3,369	926	930	692	726
Domestic Infrastructure and Networks	1,361	1,392	877	890	665	682
International	997	657	310	197	178	124
Parent Company	239	278	(54)	66	(58)	325
Services and Other Activities	274	274	33	57	13	35
Eliminations and adjustments	(2,545)	(2,043)	(9)	3	(9)	3

Total	9,129	8,814	2,130	2,254	1,425	1,982

	Revenues		Gross operating margin		Operating income
Millions of euro	1st Half		1st Half		1st Half

	2007	2006	2007	2006	2007	2006

Domestic Sales	10,617	10,776	115	154	(23)	105
Domestic Generation and Energy Management	7,824	7,905	1,911	1,858	1,446	1,421
Domestic Infrastructure and Networks	2,744	2,767	1,782	1,736	1,362	1,334
International	2,056	1,264	627	373	371	251
Parent Company	449	582	(65)	134	(73)	390
Services and Other Activities	546	510	97	97	56	55
Eliminations and adjustments	(5,379)	(4,739)	(5)	9	(5)	9

Total	18,857	19,065	4,462	4,361	3,134	3,565

	Employees (no.)
	at June 30, 2007	at Dec. 31, 2006

Domestic Sales	5,026	5,176
Domestic Generation and Energy Management	9,483	9,573
Domestic Infrastructure and Networks	23,077	24,701
International	13,683	13,861
Parent Company	701	652
Services and Other Activities	4,440	4,585

Total	56,410	58,548

Enel and the financial markets
The economy continued to grow in the 1st Half of 2007, continuing the trend registered in 2006.
The slowdown in the United States was offset by expansion in Japan, the other Asian countries, Latin America and the euro area. The robust growth in Europe countered the adverse effects of, among other things, the appreciation of the euro and the difficulties in the US economy.
In this environment, the inflationary pressures that have emerged at the international level appear to be kept well under control thanks to the monetary policy actions implemented by the central banks of the industrial countries.
While the utilities sector continued the trend under way at the end of 2006, it is beginning to feel the effects of the generally heightened perception of risk in the equity market.
This sentiment, together with abundant liquidity available to investors, prompted a shift in funds towards the bond market in the first half of the year, adversely affecting share prices, especially utility stocks.
The crisis in the financial and real estate industries in the United States subsequently generated additional uncertainty, causing investors to reduce their positions in the bond segment as well.
In this environment, the Enel stock generated a broadly stable return, down just 0.8% on end-2006.
On June 18, 2007 Enel paid a dividend of €0.29 per share. Together with the interim dividend of €0.20 paid on November 20, 2006, this represents a total yield of more than 6.0% (calculated on the basis of the closing price on November 17, 2006), one of the highest in the sector.
Average daily trading volume in Enel stock was more than 47 million shares.
At June 30, 2007, Enel’s shareholders comprise the Ministry for the Economy and Finance, which holds 21.11%, Cassa Depositi e Prestiti, which holds 10.15%, and other shareholders, which hold 68.74%. At the same date, no shareholders held more than 2% of the total share capital.

For further information we invite you to visit the Investor Relations section of our corporate website (http://www.enel.it/azienda_en/investor_relations), which contains financial data, presentations, real-time updates on the share price, information on corporate bodies and the regulations of shareholders’ meetings, as well as periodic updates on corporate governance issues.
We have also created a contact center for private investors (which can be reached by phone at +39 (06) 8305 2081 or by e-mail at azionisti.retail@enel.it) and for institutional investors (phone: +39 (06) 8305 7008, e-mail: investor.relations@enel.it).

Performance of Enel share price and the MIB 30, S&P MIB and FTSE Electricity E300 Indices
(daily trading volume/listed price) – From January 2006 to August 28, 2007

Significant events in the 1st Half of 2007
Agreements for the construction of wind plants in the United States and Canada
On January 5, 2007 Enel, acting through its subsidiary Enel North America, signed a series of agreements for the construction of two wind plants in the United States and Canada and for the supply of the electricity generated by the plants, which will have a maximum capacity of 250 MW and 27 MW respectively.
The Smoky Hills project, in Kansas (USA), will be built in a number of stages, with the first stage of 100.8 MW scheduled to come on line by the end of 2007.
NeWind, a wholly-owned subsidiary of Enel North America operating in Canada, signed a contract for the supply of electricity to Newfoundland and Labrador Hydro through the construction and operation of the 27 MW St. Lawrence wind project, which will generate about 100,000 MWh a year. It is scheduled to begin operations by the end of 2008.
Increase in stake in Fortuna
On February 2, 2007 Enel, acting through its Dutch subsidiary, Enel Investment Holding, acquired the entire share capital of the Panamanian company Globeleq Holdings Fortuna (now Enel Fortuna, a Panamanian-registered company) from Globeleq, which operates in the electricity sector in emerging markets. Thanks to this transaction, Enel has increased its indirect holding in the Panamanian hydroelectric generation company from 24.5% to 49%, enabling it to exercise full operational control of Fortuna. Enel Investment Holding paid $161.3 million for the stake, equal to about €124.5 million at the exchange rate prevailing on the transaction date.
Acquisition of Endesa
Acquisition of shares
On February 27, 2007 Enel, acting through its subsidiary Enel Energy Europe (EEE), purchased 105,800,000 shares of Endesa SA (Endesa), Spain’s leading electricity generator, equal to 9.99% of that company’s share capital, at a price of €39 per share for a total of €4,126.2 million. The Endesa shares, acquired through an off-market transaction with institutional investors, were financed with cash flow and existing lines of credit, without any involvement of other Endesa shareholders.
Subsequently, in three transactions carried out on March 1, 2 and 12, 2007, EEE entered into share swap agreements with UBS Limited and Mediobanca in which the underlying was represented by a maximum of 158,601,597 shares of Endesa (14.98% of the share capital). On June 1, 2007, after obtaining the required administrative authorizations, EEE requested physical settlement of the swaps through delivery of the shares, which took place on June 6, 2007. As a result, EEE acquired 158,601,597 Endesa shares, raising its holding to 264,401,597 shares, or from 9.99% to 24.97% of share capital.
Agreement between Enel and Acciona for the joint management of Endesa
On March 26, 2007, Enel signed an agreement with Acciona, one of the leading Spanish groups operating at the international level in the development and operation of infrastructure, services and energy from renewables, for the joint management of Endesa, to be implemented also through a public tender offer. The agreement was subject to the condition (now satisfied) that E.On not acquire more than 50% of Endesa through its own tender offer under way at the time the agreement was signed. In addition to establishing the relations associated with their current and future equity stakes in Endesa, the parties also specified the mechanisms that will govern their joint control should the offer be successful.
Enel also granted Acciona a put option for all shares that it directly or indirectly holds. The option may be exercised one time only, on the terms and conditions specified in the agreement, at any time between the third and tenth year from the signing date of the accord. The conditions of the option also allow Enel to designate another purchaser while remaining as guarantor of the settlement of the transaction.
Agreement between Enel, Acciona and E.On
On April 2, 2007 Enel and Acciona signed an agreement with E.On under which the latter agreed to refrain from any direct or indirect attempt to acquire a holding in Endesa in the four years subsequent to the agreement, assuming that the tender offer launched by E.On is unsuccessful. At the same time, Enel and Acciona agreed to transfer to E.On a number of assets owned by Endesa and Enel, subject to acquiring effective control of Endesa through a tender offer, in line with the agreement of March 26, 2007.
The assets will be transferred to E.On once Acciona and Enel have control of Endesa, the transaction is approved by the corporate bodies of Endesa and it has received the necessary administrative authorizations.
Public tender offer for Endesa
On April 11, 2007, following the announcement of the failure of the E.On public tender for Endesa, Enel (acting through its subsidiary Enel Energy Europe) and Acciona presented Spain’s Comisión Nacional del Mercado de Valores (CNMV) a joint offer for 100% of Endesa shares. In line with the agreement between Enel and Acciona, the shares obtained through the joint offer will be allocated to the latter in the amount of up to 3.974% of Endesa share capital, while the remainder will be acquired by Enel.

Accordingly, following the successful completion of the offer Acciona will hold shares equal to 25.01% of Endesa, while Enel will hold a stake that can vary, depending on the outcome of the offer, from between 24.99% to 74.99% of Endesa.
The main terms of the offer are as follows:
▪	the price offered to Endesa shareholders is €41.30 per share, entirely in cash, equal to the price of €41 per Endesa share announced by the offerors on March 26, 2007, increased by interest of 3-month Euribor for the period from March 26, 2007 to May 31, 2007 (rounded up). The offer price will be reduced by the amount of any dividends (including any extraordinary dividends or similar payments) that should be distributed by Endesa between the date of the submission of the tender and the date of publication of the results of the tender (both dates are included for the purposes of any adjustment). On July 2, Enel and Acciona, in application of previous market announcements, therefore adjusted the offer price to €40.16 per share as the difference between the €41.30 price per share announced initially and the dividend of €1.14 per share approved by the Endesa shareholders on June 20 and paid on July 2, 2007;

▪	the effectiveness of the tender is subject to the complete satisfaction of the following conditions, which may however be waived:
–	the tender offer is accepted by shareholders representing a percentage of Endesa share capital that, together with the shares already held directly and indirectly by the offerors, exceeds 50%;

–	that before the end of the tender acceptance period: (a) the shareholders’ meeting of Endesa approves amendments to a number of articles of the bylaws that restrict shareholder voting rights and removes any other impediment to control of the company with regard to the membership of the board of directors; (b) all resolutions in this regard have been entered in the “Registro Mercantil” of Madrid;
▪	the offerors notify the concentration resulting from the tender to the European Commission in accordance with the provisions of regulations governing the control of concentrations between undertakings (Regulation no. 139 of January 20, 2004) and to the antitrust authorities of any other country involved;

▪	the tender is subject to receipt of a series of administrative authorizations. To this end, the offerors will make all necessary notifications to the Comisión Nacional de Energía (CNE) and the Secretaría General de Energía of the Spanish Ministry for Industry, Tourism and Trade, as well as to the administrative and regulatory authorities of any other country involved;

▪	in view of the fact that Endesa shares are listed on the New York Stock Exchange (in the form of American Depositary Shares) and are also listed on the offshore exchange (Registro de Valores Extranjeros) of Santiago in Chile, the offerors must perform all necessary formalities for the presentation or extension of the tender to these jurisdictions.
The following are the main authorizations and administrative formalities to be carried out prior to the tender offer.
On April 27, the Spanish government authorized the exercise of the shareholder rights in respect of the equity investment in Endesa, also establishing that in the event the restriction on the exercise of voting rights envisaged in the Endesa bylaws is removed, and EEE can therefore exercise its voting rights over the ceiling of 10% of the share capital of Endesa, or in the event EEE should gain representation on the Board of Directors of Endesa, the authorization shall be subject to compliance with the following: the shareholder shall notify the Secretaría General de Energía of its corporate strategy and of any agreements, decisions and other actions it may undertake that could affect essential public interests in Spain.
On May 3, Enel and Acciona asked the CNE to authorize the acquisition of Endesa shares, which will be contributed to the tender offer. Enel and Acciona also asked the CNE to authorize the application of the provisions of the agreement between the two companies concerning the joint control of Endesa.
On June 11, 2007, Enel and Acciona deposited the contractual clauses (relating to the agreement for the joint management of Endesa signed on March 26, 2007) establishing mutual restrictions on the transferability of their Endesa shares with the Registro Mercantil di Madrid. The other clauses in the agreement that must be deposited with the Registro Mercantil – i.e. those concerning the exercise of voting rights at the Endesa shareholders’ meeting – will be deposited as soon as they take effect. This will occur once Enel and Acciona have acquired effective control of Endesa following the tender offer (i.e. when they have jointly acquired a stake of more than 50% of Endesa and have appointed a majority of the directors). Until such time, Enel and Acciona will be free to exercise the voting rights attaching to their respective holdings in Endesa.
Transaction financing
In order to meet the financial commitments of the above transaction, on April 9 the Board of Directors of Enel SpA also voted to obtain a syndicated line of credit totaling €35 billion. The facility, whose amount is sufficient to fully meet the obligations in respect of the acquisition of Endesa shares, is structured in three tranches with the following characteristics: tranche A of €10 billion maturing at 1 year, with an option to extend the maturity for a further 18 months; tranche B of €15 billion at 3 years; tranche C of €10 billion at 5 years. The interest rate will vary in relation to Enel’s rating. The line of credit may be repaid early in full or in part without penalty. More specifically, the credit facility was used, in the amount of €21,871 million, to secure the bank guarantee presented on April 13, 2007 by a leading bank to the CNMV to back the payment commitments arising in respect of the tender offer.
In addition, for the purposes of financing the transaction as well as restructuring the Group’s debt, the Board of Directors also approved:
▪	the renewal of the program for the issue of Medium-Term Notes, raising the amount from €10 to €25 billion;

▪	the issue by Enel, as part of the above program, of one or more bonds in euro or foreign currency to be placed with institutional investors by December 31, 2007, in the total amount of €5 billion. In particular, on June 13, 2007 Enel carried out a multitranche issue totaling €3,350 million and £1,100 million. The transaction, conducted by a pool of banks consisting of Goldman Sachs and Morgan Stanley as Global Coordinators and Banca IMI, BBVA, Banco Santander, Credit Suisse, Deutsche Bank, Dresdner Kleinwort, Mediobanca, Royal Bank of Scotland, UBS and Unicredit as joint bookrunners, was more than twice over-subscribed. Following the issue, the syndicated credit facility of €35 billion was lowered to €30 billion by reducing the first tranche from €10 billion to €5 billion.
Memorandum of Understanding with RosAtom
On March 14, 2007, Enel and the Federal Atomic Energy Agency of the Russian Federation (RosAtom) signed a Memorandum of Understanding for the development of the electricity system and nuclear generation in Russia and Central and Eastern Europe.
With the agreement, RosAtom and Enel have expressed their intention to develop a cooperative relationship involving joint investment projects and stakes in the assets related to:
▪	the construction of new nuclear power plants;

▪	the operation and upgrading of electricity transport networks;

▪	the operation of existing nuclear power plants.
Acquisition of AMP Resources
On March 19, 2007, Enel, acting through its subsidiary Enel North America, acquired AMP Resources LLC (AMP) from AMP Capital Partners and another minority investor. The acquisition includes one operational geothermal project and four projects at an advanced development stage for a total capacity of about 150 MW that Enel North America will complete over the next four years.
The projects, located in Nevada, California and Utah, should generate sufficient renewable power to meet the annual electricity demand of about 100,000 US households once they are fully operational.

Partnership with Duferco
On March 21, 2007 Enel signed a partnership agreement with Duferco, one of Europe’s leading steel groups and the top manufacturer of steel and semifinished steel products in Wallonia (Belgium). The partnership will start with the development of a project to build a combined-cycle gas plant with a net capacity of about 420 MW and a power plant that reuses gases produced in the steel manufacturing process with a capacity of about 65 MW at the Marcinelle-Marchienne industrial site. In addition to covering the Duferco group’s energy needs in Belgium, the power plants will provide new generation capacity for the entire market. To this end, the two partners also plan to establish an electricity sales operation, as well as to develop additional opportunities in other projects in the region.
Archimede Project with ENEA
On March 26, 2007 Enel signed a protocol of understanding with Italy’s National Agency for New Technologies, Energy and the Environment (ENEA) on the operational implementation of the Archimede Project. The initiative involves the construction of a solar plant at Enel’s power station at Priolo Gargallo (Siracusa). It will be the world’s first integration of a gas combined-cycle power station with a thermodynamic solar plant, which will boost the station’s capacity by about 5 MW. The investment will total more than €40 million, with the facility expected to enter service by the end of 2009.
Acquisition of Yukos assets in joint venture with Eni
On April 4, 2007 Enel, in partnership with Eni through Enineftegaz (in which Enel has a stake of 40% and Eni 60%), won the tender for the acquisition from Yukos of a set of gas assets, with an offer of about $5.83 billion.
The main assets are:
▪	100% of OAO Arcticgaz;

▪	100% of ZAO Urengoil;

▪	100% of OAO Neftegaztechnologiya;

▪	20% of OAO Gazprom Neft (entirely transferred to Eni).
Arcticgaz, Urengoil and Neftegaztechnologiya have hydrocarbon exploration and production licenses for the region of Yamal Nenets, the largest gas production area in the world. These companies have total reserves of gas and oil equal to about 5 billion barrels of oil equivalent.
The investment of 20% of OAO Gazprom Neft did not form part of Enel’s side of the transaction as it was designated solely for transfer to Eni, as envisaged in the agreements governing the joint venture. At the conclusion of the tender Enel therefore paid $852 million, equal to 40% of the overall transaction value, excluding this asset from its share of the acquisition. The two partners granted Gazprom a call option for 51% of the companies acquired exercisable within 24 months of the tender award date. The transaction marks Enel’s entry into the important upstream segment of the natural gas market and lays the foundations for Enel to operate as a vertically integrated player in that sector.
Acquisition of wind plants in Greece
On May 15, 2007, Enel agreed to purchase wind plants in Greece with an overall capacity of 127 MW, of which 84 MW already in service and 43 MW under construction. The plants are 50%-owned by the Greek construction group Copelouzos, already an Enel partner in Enelco. Enel made a down payment of €172 million.
Acquisition of OGK-5
On June 6, 2007, following a tender carried out in Moscow, Enel acquired a stake of 25.03% in OGK-5 (generation company no. 5), which has four thermal power plants in various parts of the country with a total capacity of about 8,700 MW. Established in 2004 as part of the industry reform program, OGK-5 is one of the six Russian thermal generation companies with assets strategically located in the most developed and fastest growing regions of the country Enel’s winning bid totaled $1,516 million (about €1,130 million).
On June 22, 2007 Enel agreed to acquire an additional 4.96% of OGK-5 for a total of about $281 million (about €210 million).
Agreement for privatization of Electrica Muntenia Sud
On June 11, 2007 Enel and Electrica SA, wholly owned by AVAS, Romania’s privatization agency, signed an agreement for the privatization of a majority stake in Electrica Muntenia Sud (EMS), the company the owns and operates the electricity distribution grid of Bucharest. With the transaction, Enel will acquire 50% of EMS directly from Electrica for €395 million. The holding will rise to 67.5% following subscription of a capital increase of €425 million if the State Property Fund does not exercise its right to acquire the shares issued as part of the capital increase (the stake will come to 63.3% if the Property Fund does exercise that right). The resources raised with the capital increase will be used to finance the company’s investment plans.
Until the shares are transferred to Enel, Electrica will continue to control and manage Electrica Muntenia Sud, while Enel will participate in company management as an observer, in line with the provisions of the privatization agreement (the “interim management” period). Enel paid an advance of €40 million.

Acquisition of wind projects in France
On June 12, 2007, Enel, acting through its French subsidiary Enel Erelis, which already operates a portfolio of projects totaling some 500 MW, finalized the acquisition of four projects for the construction of wind plants with a total capacity of 58 MW. The plants, which are scheduled for completion by the end of 2009, will be located in Brittany (14 MW and 12 MW), Picardie (20 MW) and Auvergne (12 MW).

Regulatory and rate issues
The “Bersani” bill
At the end of the 1st Half of 2006 the Council of Ministers approved the text of a bill containing measures for the completion of the liberalization of the electricity and gas market and to boost energy savings and the use of renewable energy resources. As regards the regulations governing derivatives connected with physical markets for electricity and gas, which are contained in the bill currently being examined by the Senate, on August 30 the Council of Ministers approved the legislative decree amending the Consolidated Law on Financial Intermediation (Legislative Decree 58 of February 24, 1998), in implementation of Directive 2004/39/EC concerning markets in financial derivatives. Among other issues, the decree specifies the division of responsibilities between Consob and the Authority for Electricity and Gas for regulated markets in electricity derivatives (granting access to electricity companies as well as financial institutions).
General costs of the electricity system
With a decree of March 7, 2007 the Minister for Economic Development and the Minister for the Economy and Finance amended the interministerial decree of June 22, 2005 that established procedures for reimbursement of non-recoverable costs in the electricity sector (stranded costs), reducing the interest due on stranded cost items accrued but not yet reimbursed to 3-month Euribor (the 2005 decree had envisaged a spread of 25 basis points on that rate). The amendment, which entered into force on April 3, 2007, was decided in part in the light of the Authority’s Resolution no. 132/06, which provided for more rapid payment of the stranded costs. At June 30, 2007, Enel had received a total of €1,296 million and had an accrued receivable of about €324 million. Compared with the amounts established by the Authority for the period 2007-2009, Enel also has a right to reimbursement of stranded costs of about €371 million.
Long-term electricity import contracts
Enel has two contracts for the import of electricity, one with EdF (on the French border, terminating on December 31, 2007) and the other with Atel (on the Swiss border, terminating on December 31, 2011). The power imported under the contract with Atel is sold to the Single Buyer at a set price and is used to supply the regulated market.

For 2007, with a decree of December 15, 2006, the Minister for Economic Development decided:
▪	to maintain the sale price to the Single Buyer at €66/MWh in 2007, also providing for the possible indexing of that value to wholesale electricity prices in Italy using a mechanism to be established in accordance with criteria defined by the Authority. With Resolution no. 82/07, the Authority established the procedure for the quarterly adjustment of the price, which has been set at €66.28/MWh for the 2nd Quarter of 2007 and €63.75/MWh for the 3rd Quarter;
▪	to retain the capacity reserve on the Swiss border with regard to the contract with Atel, with the joint agreement of Italian and Swiss authorities;
▪	not to retain the import capacity reserve for the long-term contract with EdF. Accordingly, in 2007 the electricity under the contract will mainly be sold by Enel in foreign markets.
     Enel’s appeal to the French Administrative Court against the decision of the French regulator (CRE) of December 2005 not to reserve any import capacity for the performance of the contract between Enel and EdF for 2006 was rejected by the French Council of State in its ruling no. 289687 of March 30, 2007.

Overview of the Group’s performance and financial position
Summary of results
Domestic electricity generation and demand
Domestic electricity flows

2nd Quarter				Millions of kWh	1st Half

2007	2006	Change			2007	2006	Change

				Gross electricity generation:
62,133	59,141	2,992	5.1%	- thermal	128,522	132,028	(3,506)	-2.7%
11,116	12,347	(1,231)	-10.0%	- hydroelectric	19,613	21,922	(2,309)	-10.5%
2,351	1,989	362	18.2%	- geothermal and other resources	4,928	4,445	483	10.9%
75,600	73,477	2,123	2.9%	Total gross electricity generation	153,063	158,395	(5,332)	-3.4%

(3,172)	(3,170)	(2)	-0.1%	Auxiliary services consumption	(6,341)	(6,719)	378	5.6%

72,428	70,307	2,121	3.0%	Net electricity generation	146,722	151,676	(4,954)	-3.3%

12,094	13,158	(1,064)	-8.1%	Net electricity imports	25,189	20,567	4,622	22.5%

84,522	83,465	1,057	1.3%	Electricity delivered to the network	171,911	172,243	(332)	-0.2%

(1,865)	(2,158)	293	13.6%	Consumption for pumping	(3,853)	(4,401)	548	12.5%

82,657	81,307	1,350	1.7%	Electricity demand	168,058	167,842	216	0.1%
Source: Terna — Rete Elettrica Nazionale (monthly report – June 2007).
▪	Domestic electricity demand rose by 1.7% in the 2nd Quarter of 2007 with respect to the same period of 2006, while demand in the 1st Half of the year was broadly in line with the level registered in the year-earlier period (168.1 billion kWh to June 30, 2007). In the 1st Half of 2007, 85.0% was met by net domestic electricity generation for consumption (87.7%% in the 1st Half of 2006), with the remaining 15.0% being met by net electricity imports (12.3% in the 1st Half of 2006);
▪	net electricity imports in the 1st Half of 2007 increased by 4.6 billion kWh, essentially owing to the decline in electricity prices in other European countries from their high levels in early 2006, which had prompted electricity companies to reduce imports;
▪	as a result of higher imports and stable demand for electricity with respect to the previous year, gross electricity generation declined by 5.3 billion kWh or 3.4% in the 1st Half of the year. The decrease essentially reflects the decline in thermal generation (down 3.5 billion kWh) and hydroelectric generation (down 2.3 billion kWh).

Enel generation and sales (domestic)

2nd Quarter				Millions of kWh	1st Half

2007	2006	Change			2007	2006	Change

23,704	24,514	(810)	-3.3%	Net electricity generation	46,038	53,144	(7,106)	-13.4%
39,683	38,084	1,599	4.2%	Electricity purchases	79,870	79,414	456	0.6%
23,822	23,711	111	0.5%	Sales to wholesalers (1)	45,851	50,487	(4,636)	-9.2%
24,447	28,645	(4,198)	-14.7%	Sales on the regulated market (2)	51,540	61,279	(9,739)	-15.9%
10,091	5,006	5,085	101.6%	Sales on the free market (2)	18,382	9,860	8,522	86.4%
63,084	61,737	1,347	2.2%	Electricity transported on Enel’s distribution network (3)	125,948	126,302	(354)	-0.3%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

(3)	Excluding power transported in the previous period but recognized commercially in the two reference periods, equal to 0.9 TWh and 0.5TWh in the 1st Half of 2007 and the 1st Half of 2006, respectively.
▪	Enel’s net domestic electricity generation fell by 3.3% in the 2nd Quarter of 2007 and 13.4% in the 1st Half. In particular, the decreases in production in the first six months are related to lower thermal generation (down 5.5 billion kWh) and hydroelectric generation (down 1.6 billion kWh;
▪	electricity purchases in the 1st Half of 2007 were broadly in line with those in the corresponding period of 2006, while purchases rose 4.2% in the 2nd Quarter;
▪	sales to wholesalers, which in the 2nd Quarter of 2007 were essentially unchanged with respect to the year-earlier period, decreased by 9.2% for the 1st Half of the year as a whole, mainly due to the lower volumes sold to resellers.
As for overall sales to the final consumer, Enel’s market share in the first six months of 2007 came to 44.5% (about 45.3% in the corresponding period of 2006). In particular:
▪	sales on the regulated market excluding sales to resellers fell by 15.9% in the 1st Half (down 14.7% in the 2nd Quarter), due primarily to the impact of gradual market liberalization, which, however, also gave rise to an increase of 86.4% in sales on the free market (101.6% in the 2nd Quarter);
▪	electricity transported on Enel’s distribution network was broadly in line with that for the year-earlier period (up 2.2% in the 2nd Quarter), essentially reflecting developments in domestic demand for electricity.
Enel generation and sales (international)

2nd Quarter				Millions of kWh	1st Half

2007	2006	Change			2007	2006	Change

8,529	6,430	2,099	32.6%	Net electricity generation	17,806	9,791	8,015	81.9%
6,638	2,421	4,217	174.2%	Electricity sold to end users (1)	14,384	4,960	9,424	190.0%
3,010	2,989	21	0.7%	Electricity transported on Enel’s distribution network	6,197	6,222	(25)	-0.4%

(1)	Excluding sales to resellers.

▪	Enel’s net electricity generation abroad in the 1st Half of 2007 came to 17.8 billion kWh, an increase of 8.0 billion kWh, mainly attributable to the change in the scope of consolidation as a result of the acquisitions of Slovenské elektrárne and the Panamanian companies;
▪	electricity sales in the 1st Half of 2007 increased by 9.4 billion kWh, mainly thanks to the contribution of the Russian energy trading company RusEnergoSbyt, which has been consolidated since the end of June 2006;
▪	energy transported in the 1st Half of 2007 came to 6.2 billion kWh, broadly in line with the figure for the corresponding period of 2006.
Analysis of Group performance
Main changes in the scope of consolidation

The scope of consolidation changed with respect to the 1st Half of 2006 as a result of the following main transactions:
▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%. The company is consolidated on a proportionate basis as of that date, as Enel exercises joint control over the company together with the other shareholders;
▪	acquisition of a 66% interest in Slovenské elektrárne on April 28, 2006;
▪	acquisition of the remaining 40% interest in Maritza East III Power Holding on June 14, 2006. Following this transaction, the Group holds a 73% stake in Enel Maritza East 3 (formerly Maritza East III Power Company), a Bulgarian generation company;
▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Maritza East III plant;
▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). Enel now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;
▪	acquisition, on July 13, 2006, of a 100% stake in Enel Erelis, a company that develops wind plants in France;
▪	acquisition, on August 1, 2006, of a 100% stake in Hydro Quebec Latin America (now Enel Panama), which, together with Globeleq (a private equity fund), exercised joint control over Fortuna, which is consolidated on a proportionate basis. On February 2, 2007, with the acquisition from Globeleq of the entire capital of the Panamanian company Globeleq Holdings Fortuna (now Enel Fortuna, a company registered in Panama), Enel acquired full control of Fortuna. Accordingly, as from that date the latter is fully consolidated;
▪	acquisition, on October 6, 2006, through Enel Brasil Partecipações, a subsidiary of Enel Latin America, of 100% of 10 companies of the Rede group that own 20 mini-hydro plants;
▪	acquisition, on April 4, 2007, of a set of assets in the gas sector by Enineftegaz, a company jointly controlled by Eni Russia, a joint venture in which Enel has a stake of 40% and Eni 60%. As Enel exercises joint control, Enineftegaz is consolidated on a proportionate basis without taking account of the possible exercise of the call option by Gazprom.
The balance sheet effects of the consolidation changes do not affect the comparability of the figures for the reference periods. The main effects are discussed in the comments on results by Division.
Definition of performance indicators
In order to present the results of the Group and analyze its financial structure, Enel has prepared separate reclassified schedules that differ from those envisaged under the IFRS-EU adopted by the Group and presented in the consolidated half-year report. These reclassified schedules contain different performance indicators from those obtained directly from the consolidated half-year financial statements, which management feels are useful in monitoring Group performance and representative of the financial performance of the Group’s business. In accordance with recommendation CESR/05-178b published on November 3, 2005, the criteria used to calculate these indicators are described below:
Gross operating margin: an operating performance indicator, calculated as “Operating income” before “Depreciation, amortization and impairment losses” and “Income from equity exchange transaction”.
Net non-current assets: calculated as the difference between “Non-current assets” and “Non-current liabilities” with the exception of:
▪	“Deferred tax assets”;

▪	“Financial receivables due from financing entities”, “Other securities” and other minor items reported under “Non-current financial assets”;

▪	“Long-term loans”;

▪	“Post-employment and other employee benefits”;

▪	“Provisions for risks and charges”;

▪	“Deferred tax liabilities”.

Net current assets: calculated as the difference between “Current assets” and “Current liabilities” with the exception of:
▪	“Receivables for factoring advances”, “Other securities” and other minor items reported under “Current financial assets”;

▪	“Cash and cash equivalents”;

▪	“Short-term loans” and the “Current portion of long-term loans”.
Net capital employed: calculated as the algebraic sum of “Net non-current assets” and “Net current assets”, provisions not previously considered, “Deferred tax liabilities” and “Deferred tax assets”.
Net financial debt: a financial structure indicator, determined by “Long-term loans”, the current portion of such loans and “Short-term loans” less “Cash and cash equivalents”, “Current financial assets” and “Non-current financial assets” not previously considered in other balance sheet indicators.
Group performance

2nd Quarter				Millions of euro	1st Half

2007	2006	Change			2007	2006		Change

9,129	8,814	315	3.6%	Total revenues	18,857	19,065	(208)		-1.1%

6,969	6,373	596	9.4%	Total costs	14,365	14,340	25		0.2%

(30)	(187)	157	-84.0%	Net income/(charges) from commodity risk management	(30)	(364)	334		-91.8%

2,130	2,254	(124)	-5.5%	GROSS OPERATING MARGIN	4,462	4,361	101		2.3%

—	263	(263)	—	INCOME FROM EQUITY EXCHANGE TRANSACTION	—	263	(263)		—

705	535	170	31.8%	Depreciation and impairment losses	1,328	1,059	269		25.4%

1,425	1,982	(557)	-28.1%	OPERATING INCOME	3,134	3,565	(431)		-12.1%

651	80	571	—	Financial income	839	161	678		—

(437)	(229)	(208)	90.8%	Financial (expense)	(752)	(442)	(310)		70.1%

214	(149)	363	—	TOTAL FINANCIAL INCOME/(EXPENSE)	87	(281)	368		—

(1)	(9)	8	-88.9%	Share of gains/(losses) on investments accounted for using the equity method	1	(8)	9		—

1,638	1,824	(186)	-10.2%	INCOME BEFORE TAXES	3,222	3,276	(54)		-1.6%

577	672	(95)	-14.1%	Income taxes	1,174	1,249	(75)		-6.0%

1,061	1,152	(91)	-7.9%	NET INCOME (Group and minority interests)	2,048	2,027	21		1.0%

(22)	(16)	(6)	37.5%	Minority interests	(66)	(49)	(17)		34.7%

1,039	1,136	(97)	-8.5%	GROUP NET INCOME	1,982	1,978	4		0.2%

Revenues

2nd Quarter			Millions of euro		1st Half

2007	2006	Change		2007	2006	Change

8,417	7,969	448	Electricity sales and transport and Electricity Equalization Fund contributions	16,940	16,767	173
242	225	17	Gas sold to end users	993	975	18
—	93	(93)	Gains on the disposal of assets	—	93	(93)
470	527	(57)	Other sales and services	924	1,230	(306)

9,129	8,814	315	Total	18,857	19,065	(208)
In the 2nd Quarter of 2007, revenues from electricity sales and transport and Electricity Equalization Fund contributions came to €8,417 million, an increase of €448 million over the same period of 2006 (up 5.6%). This increase is essentially due to growth in revenues in foreign markets (up €483 million, €130 million of which due to the acquisition at the end of June 2006 of RusEnergoSbyt, €100 million to the consolidation of Slovenské elektrárne from the end of April 2006, and €28 million to the consolidation of Enel Panama and Enel Fortuna).
In the 1st Half of 2007, revenues from electricity sales and transport and Electricity Equalization Fund contributions came to €16,940 million, up €173 million over the same period of 2006 (+1.0%).
The increase is connected primarily with the following factors:
▪	a €947 million increase in revenues from foreign operations, €471 million of which related to Slovenské elektrárne, €291 million to RusEnergoSbyt, €52 million to Enel Panama and Enel Fortuna, and €11 million to Enel France;

▪	a €356 million reduction in revenues for the sale of electricity on the Power Exchange and to the Single Buyer due essentially to the decline in sales prices and volumes sold;

▪	a €225 million decline in revenues from sales to wholesalers due to a decline in volumes sold to resellers;

▪	an €81 million decline in revenues from the sale and transport of electricity in Italy on the free and regulated markets due essentially to lower revenues to cover the portion of generation costs reflected in rates (down €673 million) and equalization payments to cover generation costs not yet reflected in rates (down €418 million). These effects were almost entirely offset by the increase in revenues on the free market due to an increase in quantities sold;

▪	a €70 million decrease in revenues from subsidized energy sales to the Electricity Services Operator (ESO) due essentially to the lower volumes generated by CIP6-

qualified plants, primarily because the subsidy period for a number of the plants came to an end.
Revenues from gas sold to end users increased by €17 million in the 2nd Quarter of 2007 (up 7.6%), while the increase for the 1st Half of the year came to €18 million (up 1.8%). The increase in revenues due to the application of Resolution no. 79/07 of the Authority for Electricity and Gas, which definitively established the more favorable economic terms for the provision of gas for 2005 and the 1st Half of 2006, was partially offset by the reduction in revenues due essentially to lower quantities sold.
Gains on the disposal of assets fell by €93 million both for the quarter and for the first six months. Nearly all of the gains for the 1st Quarter of 2006 were related to the gain realized on the sale of distribution networks in 18 municipalities in the province of Modena (€85 million).
Other services, sales and revenues came to €470 million for the 2nd Quarter, a decline of €57 million or 10.8% from the same period of the previous year, due primarily to a €52 million reduction in revenues from the sale of fuels for trading. The item totaled €924 million for the 1st Half of 2007, a decline of €306 million mainly attributable to the following factors:
▪	a decrease of €159 million in revenues from the sale of fuels for trading, resulting essentially from a reduction in gas sales;
▪	a €59 million decline in revenues for contract work in progress due to the reduction in engineering and construction for third parties both in Italy and abroad, which was limited to the completion of work in progress;
▪	the recognition in the 1st Half of 2006 of gains totaling €92 million related to the settlement of past items with Siemens and with the ISO, now Terna.

Costs

2nd Quarter			Millions of euro	1st Half

2007	2006	Change		2007	2006	Change

4,165	3,820	345	Electricity purchases	8,606	8,304	302
802	872	(70)	Consumption of fuel for electricity generation	1,584	2,084	(500)
217	267	(50)	Purchase of fuel for trading and natural gas for resale to end users	719	960	(241)
139	201	(62)	Materials	275	339	(64)
759	709	50	Personnel	1,484	1,371	113
1,066	776	290	Services, leases and rentals	2,001	1,523	478
4	(82)	86	Charges for CO2 emissions	(1)	22	(23)
85	45	40	Other operating expenses	196	165	31
(268)	(235)	(33)	Capitalized costs	(499)	(428)	(71)

6,969	6,373	596	Total	14,365	14,340	25
Costs for electricity purchases increased by €345 million (up 9.0%) in the 2nd Quarter of 2007 and by €302 million (up 3.6%) in the 1st Half of the year. This was primarily due to an increase in quantities purchased for the domestic free market, as well as by the change in the scope of consolidation of foreign companies. These effects were partially offset by the reduction in average electricity purchase prices, as well as by the lower quantities sold on the domestic regulated market.
Costs for the consumption of fuel for electricity generation came to €802 million for the 2nd Quarter of 2007, down €70 million or 8.0% from the same period of the previous year, due primarily to an improvement in the fuel mix. For the first six months of 2007, these costs totaled €1,584 million, down €500 million or 24.0%, due essentially to a decline in volumes of thermal electricity generation and an improvement in the fuel mix.
Costs for the purchase of fuel for trading and natural gas for resale to end users declined by €50 million for the quarter (down 18.7%) and by €241 million for the half-year (down 25.1%). This was essentially attributable to a decline in purchases of gas for trading and for sale to end users.
Costs for materials came to €139 million for the 2nd Quarter, declining by €62 million from the same period of the previous year (down 30.8%), while such costs came to €275 million for the 1st Half, a decline of €64 million (down 18.9%), due essentially to the decrease in materials used by the Domestic Generation and Energy Management Division and the Domestic Infrastructure and Networks Division.

Personnel costs totaled €759 million for the 2nd Quarter of 2007, an increase of €50 million or 7.1%. Excluding the impact of the change in the scope of consolidation, mainly due to changes abroad, personnel costs rose by €39 million in the 2nd Quarter while the average workforce fell by 2.4%. Personnel costs for the first six months of 2007 totaled €1,484 million, up €113 million year-on-year (up 8.2%). Excluding the impact of the change in the scope of consolidation, mainly due to changes abroad, personnel costs rose by €59 million, while the average workforce contracted by 2.1%. The rise is largely attributable to charges recognized in the 1st Half of 2007 for the INPS dispute (€55 million) and normal contractual rises in the two reference periods.
Costs for services, leases and rentals totaled €1,066 million for the 2nd Quarter of 2007, up €290 million or 37.4% over the same period of 2006. They came to €2,001 million while for the half-year period, an increase of €478 million or 31.4%. These changes were due essentially to an increase in electricity and gas transport costs.
Charges for CO2 emissions came to €4 million for the 2nd Quarter of 2007, compared with net income of €82 million in the same period of the previous year, which was affected by the reduction in the market price of the CO2 allowances. The result for the 1st Half of the year is essentially related to the measurement of surplus allowances at the end of the period (about 0.8 million metric tons).
Other operating expenses increased by €40 million for the quarter and €31 million for the first six months due essentially to higher charges for green certificates.
Net income/(charges) from commodity risk management showed a net charge of €30 million for both the 2nd Quarter and the first six months (compared with net charges of €187 million and €364 million, respectively, in the year-earlier periods). The net charge for the 2nd Quarter of 2007 reflects a net charge of €65 million from the fair value measurement of derivative contracts as of the end of the period, which was partially offset by net realized gains of €35 million. The net charge for to the first six months of 2007 includes €28 million for losses realized during the period and €2 million for the fair value measurement of derivative contracts as of the end of the period.
The income from the equity exchange transaction recognized in the 2nd Quarter of 2006 regards the measurement of the effects of the exchange of 30.97% of Wind for 20.9% of in Weather Investments, which resulted in a gain of €263 million.
Depreciation, amortization and impairment losses increased by €170 million (up 31.8%) in the 2nd Quarter and €269 million (up 25.4%) in the 1st Half of 2007 due primarily to an increase in depreciation and in the impairment of receivables for the two periods.
Operating income for the 2nd Quarter of 2007 came to €1,425 million, down €557 million or 28.1% from the 2nd Quarter of 2006. For the 1st Half, operating income came to €3,134 million, a decrease of €431 million or 12.1% year-on-year. In addition to the increased impairment losses, this decline was influenced by the income of €263 million generated by the Wind-Weather equity exchange and recognized in the 2nd Quarter of 2006.
Net financial expense and the results of equity investments, including those measured using the equity method improved by a total of €371 million for the 2nd Quarter and by €377 million for the 1st Half. The change is due primarily to dividends approved in June 2007 by Endesa shareholders, as well as to gains realized on interest rate hedges during the 1st Half of the year, and to the positive effect, equal to €144 million, of exercising the option for physical delivery contained in the equity swaps carried out as part of the acquisition of a further 14.98% stake in Endesa. These positive effects were partially offset by higher financial expense related to the increase in debt during the first six months of 2007.
Income taxes for the 2nd Quarter of 2007 totaled €577 million, equal to 35.2% of taxable income, compared with the 36.8% of the same period of the previous year. The tax charge for the 1st Half of 2007 came to an estimated €1,174 million, equal to 36.4% of taxable income, compared with 38.1% in the 1st Half of 2006.

Analysis of the Group’s financial position

Millions of euro

	at June 30, 2007	at Dec. 31, 2006	Change

Net non-current assets:
- property, plant and equipment and intangible assets	37,029	35,557	1,472
- goodwill	2,462	2,271	191
- equity investments accounted for using the equity method	1,252	56	1,196
- other net non-current assets/(liabilities)	10,876	(187)	11,063
Total	51,619	37,697	13,922

Net current assets:
- trade receivables	8,144	7,958	186
- inventories	1,283	1,209	74
- net receivables from the Electricity Equalization Fund	145	407	(262)
- other net current assets/(liabilities) and tax provision for the period	(2,482)	(2,634)	152
- trade payables	(5,830)	(6,188)	358
Total	1,260	752	508

Gross capital employed	52,879	38,449	14,430

Provisions:
- post-employment and other employee benefits	(2,594)	(2,633)	39
- provisions for risks and charges and net deferred taxes	(5,503)	(5,101)	(402)
Total	(8,097)	(7,734)	(363)

Net capital employed	44,782	30,715	14,067

Total shareholders’ equity	19,713	19,025	688
Net financial debt	25,069	11,690	13,379
Property, plant and equipment and intangible assets increased by €1,472 million. The increase is essentially the result of capital expenditure for the period totaling €1,520 million, as well as the change in the scope of consolidation in the amount of €1,095 million, related primarily to the acquisitions of Enineftegaz and Enel Fortuna, net of depreciation, amortization and impairment losses in the amount of €1,201 million.
Goodwill, in the amount of €2,462 million, increased by €191 million due primarily to the recognition in the 1st Half of 2007 of goodwill related to the acquisition of Enineftegaz (€132 million), Enel Fortuna (€54 million) and AMP Resources (€33 million), which operates in the field of renewable energy in North America. This increase was partially offset by the completion in the 1st Half of 2007 of the allocation of the cost of the equity investment at the fair value of the assets acquired and liabilities assumed with RusEnergoSbyt (a negative €27 million) and Enel Panama (a negative €14 million). The residual goodwill recognized is to be considered definitive.
Equity investments accounted for using the equity method came to €1,252 million, up €1,196 million over the previous year due primarily to the recognition in the 1st Half of

2007 of the acquisition of a 25.03% stake in the Russian generation company OGK-5 at a price of €1,130 million, as well as to the €65 million increase in the investment in LaGeo from 12.50% to 28.40% by way of transfer of assets and services, which made it possible to classify it as an associate.
The balance of other non-current assets and liabilities at 30 June 2007 shows net assets of €10,876 million, compared with net liabilities of €187 million at December 31, 2006. This change is due primarily to the following factors:
▪	a €10,640 million increase in equity investments in other companies due essentially to the acquisition of a 24.97% stake in Endesa and its measurement at fair value at June 30, 2007, at a total of €10,632 million;

▪	the recognition in the 1st Half of 2007 of receivables for advances related to the acquisition of an additional 4.96% of OGK-5 (€210 million), as well as of companies active in Greece’s wind power industry (€172 million) and Electrica Muntenia Sud (€40 million).
Net current assets came to €1,260 million, up €508 million over the previous year. The majority of this change is due to the following factors:
▪	a €186 million increase in trade receivables due primarily to a rise in receivables for the sale of electricity on the Power Exchange;

▪	a €74 million increase in inventories due mostly to the higher value of fuel inventories, which is essentially attributable to greater stocks at period-end;

▪	a €262 million decline in net Electricity Equalization Fund receivables due primarily to the increase in the debt in respect of certain rate components as well as receipt of the service continuity bonus;

▪	a €152 million decline in other current liabilities less related assets, which is mainly attributable to the following factors:
-	the recognition of the receivables, net of tax withholdings, in the amount of €256 million related to the distribution of the dividend approved by Endesa shareholders on June 20, 2007;

-	the €125 million increase in deferred operating assets, primarily related to the payment of the Italian “14th month” salary installment and related social security contributions (€64 million);

-	the recognition of current taxes for the period in the amount of €941 million, net of payments in settlement and on account in the amount of €789 million;
▪	the reduction in trade payables, in the amount of €358 million, due essentially to a decrease in engineering and construction activities and in amounts payable for electricity purchases.

Provisions totaled €8,097 million, an increase of €363 million from the previous year. Specifically, net deferred liabilities increased by €534 million due to the change in the scope of consolidation with the addition of Enineftegaz, as well as to the recognition of taxes for the period. This increase was partially offset by the €132 million decline in provisions for risks and charges due primarily to charges against the provision for early retirement incentives, which were, in turn, partially offset by accruals to provisions related to the current period.
Net capital employed came to €44,782 million at June 30, 2007, and was funded by shareholders’ equity attributable to the Group and minority interests in the amount of €19,713 million and net financial debt of €25,069 million. With regard to the latter figure, the debt-to-equity ratio at June 30, 2007, came to 1.27 (compared with 0.61 at December 31, 2006).

Analysis of the financial structure
Net financial debt

Net financial debt and changes in the period are detailed in the table below:

Millions of euro

	at June 30, 2007	at Dec. 31, 2006	Change

Long-term debt:
- Bank loans	6,428	3,677	2,751
- Bonds	13,399	8,375	5,024
- Other loans	119	142	(23)
Long-term debt	19,946	12,194	7,752

Long-term financial receivables	(145)	(1,090)	945

Net long-term debt	19,801	11,104	8,697

Short-term debt:
- Bank loans:
- Short-term portion of long-term debt	261	233	28
- Other short-term bank debt	2,937	542	2,395
Short-term bank debt	3,198	775	2,423

Bonds (short-term portion)	45	59	(14)
Other loans (short-term portion)	28	31	(3)
Commercial paper	3,684	531	3,153
Other short-term financial payables	134	13	121
Other short-term debt	3,891	634	3,257

Long-term financial receivables (short-term portion)	(994)	(30)	(964)
Factoring receivables	(188)	(211)	23
Other short-term financial receivables	(11)	(10)	(1)
Cash and cash equivalents	(628)	(572)	(56)
Cash and cash equivalents and short-term financial receivables	(1,821)	(823)	(998)
Net short-term financial debt	5,268	586	4,682

NET FINANCIAL DEBT	25,069	11,690	13,379
Net financial debt was equal to €25,069 million at June 30, 2007, an increase of €13,379 million over December 31, 2006.
The main items affecting net debt during the 1st Half of 2007 were the acquisition of the 24.97% stake in Endesa at a price of €10,320 million, as well as the acquisition of an interest in OGK-5 for €1,340 million. Also of note was the acquisition from Yukos of a set of assets in the gas industry for €674 million through Enineftegaz (in which Enel has a 40% stake and Eni 60% through Eni Russia).

Net long-term financial debt increased by €8,697 million as the net result of the increase in gross long-term debt in the amount of €7,752 million and the reduction in long-term financial receivables of €945 million. In particular, the change in long-term debt essentially reflected the public multitranche bond issue in June 2007 under the Global Medium-Term Notes program for institutional investors in the euro market for a total value of about €4.98 billion. The decrease in long-term financial receivables is mainly attributable to the reclassification under short-term financial receivables of the €962 million receivable in respect of the sale in December 2006 of 26.1% of Weather Investments, which is expected to be collected within 18 months of the transaction date.
Net short-term financial debt, in the amount of €5,268 million at June 30, 2007, increased by €4,682 million from the previous year, €2,423 million of which related to short-term bank debt, €3,257 million to other short-term debt, and €998 million to the net increase in cash and cash equivalents and short-term financial receivables (due to the reclassification noted earlier).
Cash flows

Millions of euro	1st Half

	2007		2006	Change

Cash and cash equivalents at the start of the period	572		508	64

Cash flows from operating activities	2,638		2,956	(318)
Cash flows from investing/disinvesting activities	(14,084)		(1,365)	(12,719)
Cash flows from financing activities	11,490		(1,572)	13,062
Effect of exchange rate changes on cash and cash equivalents	12		(6)	18

Cash and cash equivalents at the end of the period	628	(1)	521	107

(1)	Of which short-term securities equal to €25 million at June 30, 2007.
Cash flows from operating activities were positive at €2,638 million in the 1st Half of 2007, compared with €2,956 million the year-earlier period. The performance was largely attributable to increased tax payments of €671 million, partially offset by lower cash requirements connected with the change in other items of net current assets.
Cash flows from investing/disinvesting activities for the 1st Half of 2007 resulted in a use of funds of €14,084 million, compared with €1,365 million a year earlier.
In particular, investments in property, plant and equipment and intangible assets amounted to €1,520 million, an increase of €383 million due primarily to the increased investment in works for the transformation of thermal plants and plant upgrading and repowering to enhance safety and environmental performance.

Investments in entities and business units, net of cash and cash equivalents acquired, totaled €12,698 million. They mainly regarded the acquisition of 24.97% of Endesa for €10,320 million, of 29.99% of OGK-5 for €1,340 million, of Enineftegaz for €674 million and of Enel Fortuna for €125 million, as well as advances paid for the acquisition of wind projects in Greece in the amount of €172 million and of Electrica Muntenia Sud in the amount of €40 million. Investments in entities and business units, net of cash and cash equivalents acquired, in the corresponding period of 2006 had amounted to €803 million, mainly in respect of the acquisition of 66% of Slovenské elektrárne for €672 million.
The cash flow generated by the disposal of entities and business units, net of cash and cash equivalents sold, decreased by €510 million, entirely attributable to the flow generated by disposals in the 1st Half of 2006, which mainly included the sale to a subsidiary of Weather of 6.28% of Wind for €328 million.
Cash requirements for investing and financing activities, the latter connected with the distribution of €1,798 million in dividends, were financed through increased net financial debt in the amount of €13,247 million, cash flow from operating activities, amounting to €2,638 million, and the increase in share capital and reserves due to the exercise of stock options in the amount of €41 million. The surplus increased cash and cash equivalents by €56 million (including €12 million as the effect of exchange rate changes).

Results by Division
The results presented in this report reflect the organizational structure adopted on January 1, 2006, and used by management in assessing Group performance. This structure comprises the following divisions: Domestic Sales, Domestic Generation and Energy Management, Domestic Infrastructure and Networks, and the International Division.
Following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, effective as of April 1, 2006, the figures for the unit for the 1st Quarter of 2006 were reallocated from the Domestic Generation and Energy Management Division to the Domestic Sales Division for comparative purposes.

Results by Division for the 2nd Quarter of 2007 and 2006
Segment information — 2nd Quarter of 2007 (1)

	Continuing operations
		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	4,992	2,835	138	982	175	32	(25)	9,129
Revenues from other segments	10	966	1,223	15	64	242	(2,520)	-
Total revenues	5,002	3,801	1,361	997	239	274	(2,545)	9,129

Net income/(charges) from commodity risk management	(30)	21	—	(21)	—	—	—	(30)

Gross operating margin	47	926	877	310	(54)	33	(9)	2,130

Depreciation, amortization and impairment losses	103	234	212	132	4	20	—	705

Operating income	(56)	692	665	178	(58)	13	(9)	1,425

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	213
Income taxes	—	—	—	—	—	—	—	577

Net income (Group and minority interests)	—	—	—	—	—	—	—	1,061
Segment information — 2nd Quarter of 2006 (1)

	Continuing operations
		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	4,859	3,040	221	655	266	55	(282)	8,814
Revenues from other segments	28	329	1,171	2	12	219	(1,761)	-
Total revenues	4,887	3,369	1,392	657	278	274	(2,043)	8,814

Net income/(charges) from commodity risk management	2	(180)	—	—	(9)	—	—	(187)

Gross operating margin	111	930	890	197	66	57	3	2,254

Income from equity exchange transaction	—	—	—	—	263	—	—	263
Depreciation, amortization and impairment losses	24	204	208	73	4	22	—	535

Operating income	87	726	682	124	325	35	3	1,982

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(158)
Income taxes	—	—	—	—	—	—	—	672
Net income (Group and minority interests)	—	—	—	—	—	—	—	1,152

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

     Results by Division for the 1st Half of 2007 and 2006
Segment information — 1st Half of 2007 (1)

	Continuing operations
		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	10,595	5,623	338	2,023	333	87	(142)	18,857
Revenues from other segments	22	2,201	2,406	33	116	459	(5,237)	-
Total revenues	10,617	7,824	2,744	2,056	449	546	(5,379)	18,857
Net income/(charges) from commodity risk management	(81)	70	—	(19)	—	—	—	(30)

Gross operating margin	115	1,911	1,782	627	(65)	97	(5)	4,462

Depreciation, amortization and impairment losses	138	465	420	256	8	41	—	1,328

Operating income	(23)	1,446	1,362	371	(73)	56	(5)	3,134

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	88
Income taxes	—	—	—	—	—	—	—	1,174

Net income (Group and minority interests)	—	—	—	—	—	—	—	2,048

Operating assets	6,820	16,882	17,593	11,655	896	2,991	(3,247)	53,590
Operating liabilities	6,417	4,074	4,152	4,058	1,421	2,397	(2,633)	19,886
Capital expenditure	17	489	665	313	11	25	—	1,520
Segment information — 1st Half of 2006 (1)

		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	10,725	6,562	402	1,262	515	98	(499)	19,065
Revenues from other segments	51	1,343	2,365	2	67	412	(4,240)	-
Total revenues	10,776	7,905	2,767	1,264	582	510	(4,739)	19,065
Net income/(charges) from commodity risk management	(6)	(352)	—	—	(6)	—	—	(364)

Gross operating margin	154	1,858	1,736	373	134	97	9	4,361

Income from equity exchange transaction	—	—	—	—	263	—	—	263
Depreciation, amortization and impairment losses	49	437	402	122	7	42	—	1,059

Operating income	105	1,421	1,334	251	390	55	9	3,565

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(289)
Income taxes	—	—	—	—	—	—	—	1,249

Net income (Group and minority interests)	—	—	—	—	—	—	—	2,027

Operating assets (2)	6,948	16,752	16,875	10,008	1,013	1,771	(3,352)	50,015
Operating liabilities (2)	6,272	4,019	4,042	4,037	1,275	1,128	(2,884)	17,889
Capital expenditure	14	316	648	130	2	27	—	1,137

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

(2)	At December 31, 2006.

The following table reconciles consolidated assets and liabilities and the segment figures.

Millions of euro

	at June 30, 2007	at Dec. 31, 2006

Total assets	71,062	54,500
Financial assets, cash and cash equivalents	14,732	2,107
Tax assets	2,740	2,378
Segment assets	53,590	50,015
- of which:
Domestic Sales	6,820	6,948
Domestic Generation and Energy Management	16,882	16,752
Domestic Infrastructure and Networks	17,593	16,875
International	11,655	10,008
Parent Company	896	1,013
Services and Other Activities	2,991	1,771
Eliminations and adjustments	(3,247)	(3,352)

Total liabilities	51,349	35,475
Loans and other financial liabilities	28,081	14,661
Tax liabilities	3,382	2,925
Segment liabilities	19,886	17,889
- of which:
Domestic Sales	6,417	6,272
Domestic Generation and Energy Management	4,074	4,019
Domestic Infrastructure and Networks	4,152	4,042
International	4,058	4,037
Parent Company	1,421	1,275
Services and Other Activities	2,397	1,128
Eliminations and adjustments	(2,633)	(2,884)

Domestic Sales
The Domestic Sales Division is responsible for commercial activities, with the objective of creating an integrated package of electricity and gas products and services for end users. The activities are carried out by:
▪	Enel Distribuzione and Deval (the operations of the latter are limited to the Valle d’Aosta region) for the sale of electricity on the regulated market;

▪	Enel Energia (formerly Enel Gas) for the sale of electricity on the free market and the sale of natural gas to end users;

▪	Enel.si, which is responsible for engineering and franchising.
Regulatory and rate issues
Electricity
Regulatory issues
In its decree of May 12, 2006, the Minister of Communications established new rates for mailing correspondence. This will have an impact on Enel (notably for the mailing of utility bills for the regulated market) in the form of an increase of some €30 million per year in annual mailing costs. For the moment, such costs have not been recognized by the Authority for Electricity and Gas in rates for end users. Enel has begun a series of initiatives with the Authority in order to reduce the impact of this decree.
Liberalization of sales service
On June 18, 2007, the Government adopted Decree Law 73/2007 (subsequently ratified into law on August 1, 2007) in the run up to the imminent opening of the electricity market to residential customers (which took place on July 1, 2007). The measure establishes:
▪	the obligation for corporate separation between distribution and sales activities for distribution companies with more than 100,000 customers;

▪	provisions to ensure non-discriminatory access to metering data;

▪	provisions to ensure the supply of electricity by distribution companies, or related sales companies, to residential customers and small businesses that do not opt for the free market (enhanced service safeguards). For these customers, the provisioning of electricity shall be guaranteed by the Single Buyer. The standard conditions and reference prices for the service are determined by the Authority for Electricity and Gas;

▪	the presence of a safeguard supplier, selected by tender, for customers not eligible for the above service (other businesses) that do not opt for the free market or that should find themselves without a supplier. In the interim, these customers will be provided service by distribution or related sales companies without any intermediation by the Single Buyer.
In accordance with the provisions specified above, Enel Distribuzione and Deval will no longer be directly providing service to the customers of the former regulated market. Supply to customers that do not exercise the option to receive service on the free market and that are eligible for the enhanced safeguard mechanism (residential customers and small businesses with fewer than 50 employees and annual revenues of less than €10 million) will be handled by special-purpose companies established within the timeframe specified by the decree (i.e. within 180 days of the date on which the aforementioned decree went into effect). These companies will continue to obtain power from the Single Buyer in order to serve these customers.
In light of this decree, on June 27, 2007, the Authority for Electricity and Gas issued Resolution no. 156/07, which establishes:
▪	the possibility, through September 30, for safeguard service providers (distribution and sales companies) to obtain electricity through the Single Buyer on the terms established by the Authority;

▪	that the Authority shall define the pricing that the enhanced safeguard suppliers must apply for their customers, providing, in particular, for the application of an electricity and dispatch fee to cover the costs of purchasing electricity and ancillary services incurred by the Single Buyer, as well as introducing a constant value for the marketing cost component for safeguarded customers compared with the previous system;

▪	the methods of self-certification for small businesses for the purposes of admission to the safeguard mechanism;

▪	the methods and timing with which distributors are to provide transport users with the hourly metering data for customers not handled;

▪	the obligation for distributors to program, by October 31, the meters in order to enable metering by the daily time periods defined by the Authority.
Resolution no. 144/07 governs the right to withdraw from electricity and natural gas service contracts, in view of the full opening of the market to all residential customers, harmonizing regulation of the two sectors.
For customers that fall within the scope of application of the code of commercial conduct (low-voltage customers), a binding deadline for withdrawal of one month for residential customers and three months for other customers has been established. For customers that do not fall within the scope of application of the code of commercial conduct (medium and high-voltage customers), a withdrawal deadline of three months has been established, although this is not binding and shall not prejudice any other agreements between the parties.
For customers on the regulated market that are entering the market for the first time, the withdrawal deadline has been set to one month.
Service providers also have the option to withdraw, with advance notice of no less than six months, unless other agreements have been established with large customers that do not fall under the code of commercial conduct.
Rates and rate updates
With Resolution no. 321/06 of December 28, 2006, the Authority for Electricity and Gas updated electricity rates for the 1st Quarter of 2007 with a reduction in the national average of about €2/MWh, or 1.6% of the total, in line with the average price reduction of the Single Buyer. In particular, the Authority reduced the component covering the cost of raw material and ancillary services by 8.4% (down €8/MWh), while offsetting this reduction primarily with a sharp increase (up 250%) in the UC1 component covering provisioning costs related to previous years.
With Resolution no. 76/07 of March 29, 2007, the Authority updated electricity rates for the 2nd Quarter of 2007 with a reduction in the national average of about €1.2/MWh, or 0.9% of the total, following the reduction in provisioning costs by the Single Buyer. In particular, the Authority reduced, on average, the component covering the cost of raw material and ancillary services by 1.2% (down €1.3/MWh), while partially offsetting this reduction with a slight increase (up 1.9% or €0.1/MWh) in the UC1 component covering past deficits. The revenue generated by the UC1 component should make it possible to recoup past deficits by the end of 2007. This resolution also established the new criteria for levying the A6 component (stranded costs), which, beginning on July 1, is to be calculated based on the monthly power withdrawn, broken down by different levels of consumption, and no longer based on electricity consumption as in the past.
With Resolution no. 159/07 of June 27, 2007, the Authority established the pricing conditions for the provision of the enhanced safeguard service, revising the structure of the rate components. Specifically, the Authority increased, on average, the electricity and dispatch component by 0.2% and the A3 component by approximately 7%. The final price of electricity for residential users remained unchanged from the previous quarter.
Inquiries and fact-finding investigations
With Resolution no. 130/06, the Authority for Electricity and Gas opened a formal inquiry into Enel Distribuzione’s alleged failure to observe the provisions of Resolution no. 55/00 concerning invoice transparency. The violation underlying the Authority’s measure concerns the absence, through February 2006, of indication on Enel’s invoices as to the possibility of paying invoices free of charge. On March 21, 2007, with Resolution no. 66/07, the Authority fined Enel Distribuzione €11.7 million. On May 22, 2007, Enel filed an appeal of the resolution with the Lombardy Regional Administrative Court.
Rules for the sale of CIP 6 electricity by the Electricity Services Operator (ESO) The decree of the Minister for Economic Development of December 14, 2006, confirmed for 2007 the sale of CIP 6 energy on the Power Exchange by the ESO and the pro rata assignment of such energy to those requesting it, using contracts for differences, based on average annual electricity consumption. The decree reduced the share going to the Single Buyer to 35%, while the strike price of the contracts for differences was set at €64/MWh for the 1st Quarter of 2007 and is adjusted during the year in the manner specified by the Authority in relation to developments in the price index referred to in Article 5 of the decree of the Minister for Productive Activities of December 19, 2003. The total quantity assigned for 2007 was 5,400 MW, of which 3,510 MW to the free market (639 MW to Enel) and 1,890 MW to the regulated market.
With Resolution no. 82/07, the Authority also established procedures for adjusting the price for the sale of CIP 6 energy on a quarterly basis. The price was set at €59.94/MWh for the 2nd Quarter of 2007 and €53.64/MWh for the 3rd Quarter.
Gas
Rates and rate updates
In conjunction with the updating of the raw materials component of the supply prices of natural gas for the 3rd Quarter of 2006, the Authority for Electricity and Gas altered the updating criteria set out in Resolution no. 248/04. Resolution no. 134/06 modifies certain parameters in the formula for updating the raw materials component for Brent levels above $60/bbl, permitting remuneration for raw materials more in line with procurement costs.
Following the ruling of the plenary session of November 13, 2006 of the Council of State, the Authority issued Resolution no. 79/07, which redefines the criteria for updating the raw materials component of rates for 2005 and for the 1st Half of 2006. The more favorable provisions of the earlier Resolution no. 195/02 were applied for 2005, while Resolution no. 248/04 was applied for the 1st Half of 2006. This resulted in the payment to the sales companies of an amount equal to 50% of the difference between the levels the rates would have reached had they been updated based on Resolution no. 195/02 and those they would have reached based on Resolution no. 248/04. Enel completed the renegotiation in accordance with the conditions and deadlines specified by the resolution.

With Resolution no. 80/07, the Authority, using the methodology established in Resolution no. 134/06, updated the gas rates for the 2nd Quarter of 2007, providing for a 3.4% reduction in the raw materials component due to the drop in the average prices of petroleum products.
With Resolution no. 158/07, the Authority updated the reference prices for natural gas for the 3rd Quarter of 2007, calling for a 4.4% reduction (a decrease of 1.6% of the total price) in the raw materials component due to a reduction in the average price of petroleum products in prior months.
Inquiries and fact-finding investigations
With Resolution no. 131/06, the Authority for Electricity and Gas opened a formal inquiry into Enel Gas (now Enel Energia) for alleged violations of Article 11.1 of the code of commercial conduct, which establishes the minimum content of contracts. In particular, the inquiry concerned the alleged failure to indicate the procedures and timing for meter reading, the methods of payment, and the timing with which the invoices are issued, as well as failure to indicate indemnities in certain types of contract. The results of the Authority’s inquiry partially revised the charges, confirming those related to failure to indicate the timing of meter reading and indemnities. With Resolution no. 102/07, the Authority imposed a fine of €127 thousands. Enel Energia paid the fine without appeal.
Call Center
In order to safeguard customers, Resolution no. 139/07 (applicable to Enel as from January 1, 2008) establishes strict obligations for companies that sell electricity and natural gas as regards the quality of call center services. The general quality standards are defined on the basis of specific indicators, such as access to the service, average waiting time and level of service. On the basis of these indicators, as well as customer satisfaction surveys, the Authority prepares a comparative ranking of company performance, which will be published on the Authority’s website as from January 1, 2009.

Operating performance of the Domestic Sales Division

2nd Quarter			Millions of euro	1st Half
2007	2006	Change		2007	2006		Change

5,002	4,887	115	Revenues	10,617	10,776		(159)
(30)	2	(32)	Net income/(charges) from commodity risk management	(81)	(6)		(75)
47	111	(64)	Gross operating margin	115	154		(39)
(56)	87	(143)	Operating income	(23)	105		(128)

			Operating assets	6,820	6,948	(1)	(128)
			Operating liabilities	6,417	6,272	(1)	145
			Employees at period-end (no.)	5,026	5,176	(1)	(150)
			Capital expenditure	17	14		3

(1)	At December 31, 2006.
Electricity sales

2nd Quarter				Millions of kWh	1st Half
2007	2006	Change			2007	2006	Change

				Sales on regulated market:
990	1,218	(228)	-18.7%	- high-voltage	2,314	2,451	(137)	-5.6%
2,435	3,975	(1,540)	-38.7%	- medium-voltage	5,073	8,413	(3,340)	-39.7%
21,022	23,452	(2,430)	-10.4%	- low-voltage	44,153	50,415	(6,262)	-12.4%
24,447	28,645	(4,198)	-14.7%	Total for regulated market	51,540	61,279	(9,739)	-15.9%

				Sales on free market:
3,668	3,034	634	20.9%	- high-voltage	7,068	6,030	1,038	17.2%
3,355	1,511	1,844	122.0%	- medium-voltage	6,082	2,922	3,160	108.1%
3,068	461	2,607	—	- low-voltage	5,232	908	4,324	—
10,091	5,006	5,085	101.6%	Total for free market	18,382	9,860	8,522	86.4%

34,538	33,651	887	2.6%	TOTAL	69,922	71,139	(1,217)	-1.7%
Electricity sold on the regulated market in the 1st Half of 2007 came to 51.5 billion kWh (24.4 billion kWh for the 2nd Quarter), a decrease of 9.7 billion kWh with respect to the same period of the previous year (down 4.2 billion kWh in the 2nd Quarter), due primarily to the increase in market liberalization, which led to an increase of 8.5 billion kWh (up 5.1 billion kWh for the 2nd Quarter) in the volume of energy sold on the free market over the year-earlier period.

Gas sales and customers

2nd Quarter				1st Half
2007	2006	Change		2007	2006	Change

			Gas sold (millions of cubic meters)
315	387	(72)	Enel Group networks	1,510	2,047	(537)
312	252	60	Third-party networks	877	687	190
627	639	(12)	Total sales of gas	2,387	2,734	(347)

			Customers at end of period (no.)
			Enel Group networks	1,984,662	1,939,287	45,375
			Third-party networks	395,988	295,699	100,289
			Total customers	2,380,650	2,234,986	145,664
Gas sales for the 1st Half of 2007 totaled 2,387 million cubic meters, a decline of 347 million cubic meters from the same period of the previous year, due primarily to the better weather conditions encountered during the 1st Quarter of 2007.
At June 30, 2007, customers served numbered some 2.4 million, an increase of about 0.1 million over June 30, 2006, due essentially to the increase in retail customers (those with consumption of less than 200,000 cubic meters per year).
Operating performance in the 2nd Quarter
Revenues for the 2nd Quarter of 2007 came to €5,002 million, an increase of €115 million (up 2.4%) over the same period of 2006, due to the following main factors:
▪	a €702 million increase in revenues on the free electricity market related to the higher level of sales;

▪	a €3 million increase in revenues on the natural gas market due primarily to the positive effect of Resolution no. 79/07, which definitively established gas supply prices for 2005 and the 1st Half of 2006. This more than offset the slight decrease in quantities sold;

▪	a €566 million decrease in revenues on the regulated electricity market mainly attributable to the reduction in quantities sold (4.2 TWh), as well as to lower sales prices.
The gross operating margin for the 2nd Quarter of 2007 totaled €47 million, a decrease of €64 million from the same period of 2006. This decrease is primarily due to the following factors:
▪	a €46 million decrease in the electricity margin on the regulated market, attributable primarily to different developments in electricity sales compared with the 2nd Quarter of 2006 (domestic equalization);

▪	a €71 million decrease in the margin associated with prior-year items recognized in the 2nd Quarter of 2006 in respect of electricity purchases in previous years, as well as payment of a refund of €15 million for lower gas sales;

▪	a €48 million increase in the margin on the free market, essentially related to the higher volumes sold;

▪	a €22 million increase in the margin on natural gas sales to end users, mainly due to the effects of Resolution no. 79/07.
Operating income for the 2nd Quarter of 2007, after depreciation, amortization and impairment losses in the amount of €103 million (€24 million for the same period of the previous year), showed a loss of €56 million, deteriorating by €143 million from the 2nd Quarter of 2006. The increase in depreciation, amortization and impairment losses was associated with an increase in impairment losses on trade receivables.
Operating performance in the 1st Half
Revenues for the 1st Half of 2007 came to €10,617 million, a decrease of €159 million or 1.5% from the same period of 2006, due to the following main factors:
▪	a €1,249 million decrease in revenues on the regulated electricity market, primarily attributable to the reduction in quantities sold (9.7 TWh), the lower sales price, which reflects the reduction in the component that covers generation costs, and lower revenues from the equalization mechanism;

▪	a €1 million decline in revenues on the natural gas market due primarily to the lower quantities sold, which essentially offset the positive effect of the application of Resolution no. 79/07;

▪	a €1,141 million increase in revenues on the free electricity market related to the higher level of sales to small and medium-sized users as a result of customer acquisition campaigns conducted in 2006.
The gross operating margin for the 1st Half of 2007 totaled €115 million, a decrease of €39 million from the same period of 2006. This decrease is due primarily to the following factors:
▪	a €33 million decrease in the electricity margin on the regulated market due primarily to different developments in electricity sales compared with the 1st Half of 2006 (domestic equalization), which is expected to be recouped in the 2nd Half of this year;

▪	a €42 million increase in the margin on natural gas sales to end users due essentially to Resolution no. 79/07;

▪	a €40 million increase in the electricity margin on the free market, essentially related to greater volumes sold;

▪	a €71 million decrease in the margin associated with prior-year items recognized in the 1st Half of 2006 in respect of electricity purchases in previous years, as well as payment of a refund of €15 million for lower gas sales.
Operating income for the 1st Half of 2007, after depreciation, amortization and impairment losses in the amount of €138 million (€49 million for the same period of 2006), showed a loss of €23 million, deteriorating by €128 million from the 1st Half of 2006. The increase in depreciation, amortization and impairment losses were related to increased impairment losses on trade receivables.
Capital expenditure
Capital expenditure totaled €17 million, up €3 million from the 1st Half of 2006.

Domestic Generation and Energy Management
This Division operates in the field of electricity generation and energy products. The activities of the Domestic Generation and Energy Management Division are as follows:
▪	the generation and sale of electricity:
–	electricity generation in Italy through Enel Produzione;

–	trading on international and domestic markets through Enel Trade;
▪	the supply and sale of energy products through Enel Trade:
–	provisioning for all of the Group’s needs;

–	the sale of natural gas to distributors;
▪	engineering and construction through Enel Produzione.
Regulatory issues
Ancillary Services Market (ASM) With Resolution no. 111/06, the Authority for Electricity and Gas revised the conditions for ancillary services. The resolution introduced the so-called “Accounts System”, designed to foster the integrated management of the spot and forward markets, thereby enabling companies to adjust forward positions on the day-ahead market. The launch of the system, which was initially planned for January 1, 2007, took place on May 1, 2007.
With Resolution no. 314/06 of December 27, 2006, the Authority issued further modifications to the rules governing the ASM beginning in 2007. The main changes concerned:
▪	the possibility for Terna to use forward contracts for dispatching resources in 2007;

▪	the extension to 2007 of the change introduced with Resolution no. 165/06 concerning the supplemental bids presented by Terna on the day-ahead market (allowing intervention in the event of divergences of 2% between the forecast needs of Terna and the total demand on the day-ahead market).
With Resolution no. 130/07, the Authority approved Terna’s proposal concerning procedures for concluding forward contracts on the ASM related to 2007. Terna is still defining the provisioning procedures.
Single Buyer auctions
In May 2005, Enel exercised the long-term options provided for by the contracts for differences in effect at the time in order to extend their validity through December 31, 2007, for 5,550 MW.
Between November and December 2006, the Single Buyer held three more auctions for contracts for differences in order to cover its needs for 2007. The capacity contracted out totaled 1,216 MW. Enel Produzione was awarded 700 MW through two-way contracts for differences.
Electricity imports
The rules for electricity imports for 2007 were established with a decree of the Minister for Economic Development on December 15, 2006, and by Authority Resolution no. 288/06. For 2007, rights to use transport capacity on the borders with France, Austria, and Greece are assigned through competitive procedures based on methods defined in the agreements between Terna and the system operators of the interconnected countries for the joint allocation of available capacity. The revenues from the auctions for each of the borders are to be distributed equally among the competent system operators.
Conversely, rights to use transport capacity on the borders with Switzerland and Slovenia (for the first few months of 2007) will continue to be assigned separately by the respective system operators, with Terna holding auctions to allocate the rights to use its own portion of capacity (50%).
Up to 30% of Terna’s share of the revenues from the assignment procedures are allocated to the Single Buyer, with the remainder going to customers on the free market on a pro rata basis based on capacity.
Temporary measures concerning the reduction of gas consumption
In order to avoid repeating the risk of system crisis for the 2006-2007 winter season, the Ministry for Economic Development introduced certain precautionary measures to reduce gas consumption.
The decrees of August 4, 2006, make it mandatory for shippers to maximize imports beginning on November 13, 2006 and, where a state of emergency is declared, to:
▪	hold a share of interruptible customers in their portfolios;

▪	release unused import capacity.
The penalties for failure to comply with these requirements are in line with those for drawing on strategic stores without ministerial authorization.
Given the high temperatures of the 2006-2007 winter season and the consequent low use of stores, on January 30, 2007, the Minister of Economic Development issued a decree abolishing the obligation to maximize imports.
Authority inquiries and investigations
With regard to the inquiry opened by the Competition Authority on April 6, 2005, concerning Enel SpA and Enel Produzione for alleged competition-limiting conduct on the Power Exchange in 2004 and 2005, on October 17, 2006, exercising the option envisaged under Law 248/2006, Enel SpA and Enel Produzione notified the Competition Authority of commitments to take steps aimed at removing the anti-competitive conduct found during the antitrust inquiry, so as to be able to close the inquiry without an adverse ruling or sanctions.
Enel SpA and Enel Produzione have committed to providing the market with a virtual power plant (VPP) in the form of two-way contracts for differences for a total of 1,000 MW for 2007 and 700 MW for 2008. The Competition Authority’s resolution of December 20, 2006 closed the inquiry into abuse of dominant position without confirming the infraction.
The procedure for assigning the VPP for 2007 was concluded on December 29, 2006 with the assignment of all capacity provided to the 25 companies selected.
With Resolution no. 283/06, the Authority for Electricity and Gas fined Enel Trade the amount of €24 million. The sanction was established upon conclusion of a formal investigation into various users of gas stores, including Enel Trade, for inappropriate use of space and peak modulation storage capacity granted for gas years 2004-2005 and 2005-2006. Enel Trade participated in the proceedings, submitting its own defense brief. On February 6, 2007, it paid the fine “without acknowledging any liability” for the portion relating to the 2004-2005 gas year. The new interpretation of prevailing legislation, in contrast with a longstanding practice justified by the technical characteristics of the system, forces companies to cope with stringent operating constraints and difficulties applying the legislation during the current year, as well. In a hearing held on June 19, the Lombardy Regional Administrative Court upheld Enel’s appeal, voiding Resolution no. 283/06 and the related sanction.
On June 27, 2007, with Resolution no. 155/07, the Authority initiated a fact-finding inquiry into the interruption of service in Sicily on June 25 and 26, 2007. The interruption also involved a number of Enel’s generation plants and its distribution network.
Emissions trading
As regards the Emissions Trading Scheme (ETS), on May 15, 2007, the European Commission published its decision regarding Italy’s national plan for allocating greenhouse gas emission allowances for 2008-2012, which Italy had presented on December 18, 2006 (in accordance with Directive 2003/87/EC of the European Parliament and of the Council).
Approval of the plan is contingent upon making a number of corrections that have been expressly requested by the European Commission. In particular, Italy will need to:
▪	reduce the total average annual cap from 209 million metric tons of CO2 to 195.7 million metric tons, a reduction of 6.3%;

▪	reduce the total maximum quantity of CERs and ERUs (credits from the flexible clean development mechanisms – CDMs – and joint implementation – JI – that make it possible to account for reductions in CO2 emissions resulting from projects in foreign countries for the purposes of meeting Kyoto protocol obligations) that Italian operators can use to cover their emissions from 25% to 15% of the allowances allocated to each plant;

▪	provide more information concerning the treatment of new entrants to the emissions allowance trading system;

▪	add combustion plants (e.g. cracking plants) to the plan, as is done by the other Member States.
The process of implementing the Commission’s decision and preparing the final allocation is still under way and is not expected to be completed before Fall 2007. There continues to be a great deal of uncertainty surrounding the actual cap available for the thermal segment. Enel has filed an appeal with the Regional Administrative Court against the national allocation plan filed with the Commission, contesting the discriminatory treatment of coal plants.
For the 1st Half of 2007, emissions totaled 22.2 million metric tons. Allocating 21.0 million metric tons of allowances pro rata temporis for this period and considering the purchases of allowances for the period of 1.6 million metric tons, as well as the surplus at the start of the period of 0.2 million metric tons, the total surplus at June 30, 2007, comes to 0.6 million metric tons.
Recognition of costs for green certificates for the regulated market
With Resolution no. 101/05, the Authority established the reimbursement of charges incurred for the purchase of green certificates related to electricity generation and imports for the regulated market for 2002. With this resolution, the Authority also established the recognition of green certificates for electricity generated with pumping plants both for 2001 and for 2002. However, the resolution did not recognize the full costs incurred by Enel in fulfilling the obligations of Article 11 regarding electricity for the regulated market. Enel has filed an appeal with the Regional Administrative Court against Resolution no. 101/05, as this resolution only called for partial reimbursement of the charges incurred. The court rejected the request for full reimbursement of the charges for green certificates purchased by Enel Produzione, but partially upheld the appeal by establishing that, for the pumping plants, the green certificates should be voided in relation to electricity generated and not to electricity consumed. The court granted Enel Produzione the option to request that the ESO refund the amounts paid in error in relation to green certificates purchased for the pumping plants’ consumption. The Authority has appealed this ruling. Enel has filed a cross appeal of the court’s ruling on Resolution no. 101/05 as concerns the partial reimbursement of green certificate costs. A hearing before the Council of State is pending.
With regard to the charges incurred for the purchase of green certificates related to electricity generation and imports for the regulated market in 2003 and the 1st Quarter of 2004, i.e. prior to the launch of the Power Exchange, on January 24, 2006, Enel requested that the Authority recognize such charges. The Authority rejected Enel’s request in a letter dated January 27, 2006. Enel has appealed the Authority’s decision before the Regional Administrative Court, which, with ruling no. 4694/07 of May 28, 2007, voided the Authority’s measure, specifying that as a consequence of the voidance Enel will be compensated for the charges for purchasing green certificates for 2003 and the 1st Quarter of 2004.
Operating performance of the Generation and Energy Management Division

2nd Quarter			Millions of euro	1st Half
2007	2006	Change		2007	2006		Change

3,801	3,369	432	Revenues	7,824	7,905		(81)
21	(180)	201	Net income/(charges) from commodity risk management	70	(352)		422
926	930	(4)	Gross operating margin	1,911	1,858		53
692	726	(34)	Operating income	1,446	1,421		25

			Operating assets	16,882	16,752	(1)	130
			Operating liabilities	4,074	4,019	(1)	55
			Employees at period-end (no.)	9,483	9,573	(1)	(90)
			Capital expenditure	489	316		173

(1)	At December 31, 2006.
Net electricity generation

2nd Quarter				Millions of kWh	1st Half
2007	2006	Change			2007	2006	Change

15,973	15,983	(10)	-0.1%	Thermal	32,107	37,644	(5,537)	-14.7%
6,323	7,185	(862)	-12.0%	Hydroelectric	11,070	12,710	(1,640)	-12.9%
1,309	1,259	50	4.0%	Geothermal	2,615	2,559	56	2.2%
99	87	12	13.8%	Other resources	246	231	15	6.5%

23,704	24,514	(810)	-3.3%	Total	46,038	53,144	(7,106)	-13.4%
In the 1st Half of 2007, net electricity generation totaled 46,038 million kWh, a decrease of 13.4% from the 1st Half of 2006. More specifically, thermal generation posted a decline of 5,537 million kWh, while hydroelectric generation fell 1,640 million kWh due to less favorable water availability conditions in the period.

In the 2nd Quarter of 2007, the decrease in net generation was related primarily to hydroelectric generation.
Contribution to gross thermal generation

2nd Quarter				Millions of kWh	1st Half
2007		2006			2007		2006

620	3.7%	1,445	8.4%	High-sulfur fuel oil (S>0.25%)	1,214	3.6%	5,740	14.3%
444	2.6%	1,157	6.8%	Low-sulfur fuel oil (S<0.25%)	2,155	6.3%	4,821	12.0%
1,064	6.3%	2,602	15.2%	Total fuel oil	3,369	9.9%	10,561	26.3%
8,687	51.2%	8,226	48.2%	Natural gas	15,624	45.7%	15,419	38.4%
7,115	41.9%	6,199	36.3%	Coal	15,064	44.0%	14,112	35.1%
97	0.6%	56	0.3%	Other fuels	150	0.4%	98	0.2%

16,963	100.0%	17,083	100.0%	Total	34,207	100.0%	40,190	100.0%
Gross thermal power generation fell by 14.9% year-on-year in the 1st Half of 2007. The largest share of power generation for both periods was accounted for by gas, which remained virtually unchanged due primarily to the increase in the output of nearly all combined-cycle plants, which was partially offset by a reduction in natural gas power generation for the conventional oil/gas condensation plants. Coal generation increased 6.7% in the first six months, due primarily to the greater availability of the La Spezia and Sulcis plants in the 2nd Quarter of 2007, which more than offset the negative impact of downtime due to environmental upgrading.
Fuel-oil generation fell sharply (down 68.1%) in the 1st Half of 2007, due essentially to the decline in operations at conventional oil/gas plants as compared with the same period of 2006, when the gas crisis made it possible to use such plants more than usual, together with the use of a number of high-sulfur fuel-oil plants.
Operating performance in the 2nd Quarter
Revenues for the 2nd Quarter of 2007 came to €3,801 million, an increase of €432 million or 12.8% over the same period of 2006, due to the following main factors:
▪	a €368 million increase in revenues on energy sales to other divisions of the Group, which was partially offset by a €74 million decline in revenues due to the reduction in operations on the domestic free market;

▪	a €106 million increase in revenues from trading on international markets related to the higher volumes traded (up 1.4 TWh) and to the increase in sales prices;

▪	a €47 million increase in revenues for contract work in progress primarily due to the increase in engineering and construction for companies of the International Division;

▪	an increase in revenues of €117 million from electricity sales on the Power Exchange due to an increase in sales. This increase was offset by a €45 million decline in sales of

CIP 6 energy (due to poor water conditions and the ending of incentives for a number of plants);

▪	a €45 million decline in revenues from the sale of fuel for trading, of which a €42 million decrease in gas sales and a €3 million decline in sales of other fuels.
The gross operating margin for the 2nd Quarter of 2007 came to €926 million, down €4 million or 0.4% from the €930 million posted for the year-earlier period. The decrease was essentially related to the change in fair value measurement of contracts for differences (down €40 million), which was partially offset by an improvement in the margin on power generation (up €36 million).
Operating income came to €692 million, a decline of €34 million or 4.7% from the 2nd Quarter of 2006, which benefited from the reversal of provisions made in previous years.
Operating performance in the 1st Half
Revenues for the 1st Half of 2007 came to €7,824 million, down €81 million or 1.0% from the same period of 2006, due mainly to the following factors:
▪	a decrease in revenues of €207 million from electricity sales on the Power Exchange due to a decline in sales prices. This decrease was accompanied by a €70 million decline in sales of CIP 6 energy due to the ending of incentives for a number of plants;

▪	a €221 million decline in revenues from the sale of fuel for trading resulting from the €202 million decrease in gas sales and the €19 million decline in sales of other fuels;

▪	the recognition in the 1st Quarter of 2006 of €92 million in revenues related to the implementation of the settlement agreement with Siemens (€51 million) and the settlement of past items with the ISO, now Terna (€41 million);

▪	a €598 million increase in revenues on energy sales to other divisions of the Group, which was partially offset by a €147 million decline in revenues due to the reduction in operations on the domestic free market. These factors were primarily due to the sale of the “large electricity users” unit to Enel Energia, which is a part of the Domestic Sales Division;

▪	an €83 million increase in revenues for contract work in progress due to the increase in engineering and construction for companies of the International Division.
The gross operating margin for the 1st Half of 2007 came to €1,911 million, up €53 million or 2.8% from the €1,858 million posted for the same period of 2006. This increase was essentially related to the change in fair value measurement of the contracts for differences (up €101 million) and an improvement in the margin on power generation (up €44 million), which was partially offset by a lower contribution of past items recognized in the same period of 2006 (€92 million).
Operating income came to €1,446 million, an increase of €25 million (up 1.8%) from the 1st Half of 2006. The result reflects the reversal of certain provisions made in previous years in the amount of €27 million.
Capital expenditure

Millions of euro	1st Half
	2007	2006	Change

Generation plants:
- thermal	368	235	133	56.6%
- hydroelectric	63	42	21	50.0%
- geothermal	39	29	10	34.5%
- alternative energy resources	6	5	1	20.0%
Total generation plants	476	311	165	53.1%

Other investments in property, plant and equipment	11	5	6	—
Investments in intangible assets	2	—	2	—

TOTAL	489	316	173	54.7%
Capital expenditure totaled €489 million and regarded the continuation of projects on the thermal plants in the amount of €368 million (including the coal conversion of the Torrevaldaliga Nord plant for €234 million), works at various hydroelectric plants in the amount of €63 million, and various projects concerning geothermal generation plants in the amount of €39 million (including €13 million for drilling as part of the mining activities for new geothermal generation development opportunities) and wind plants in the amount of €6 million.

Domestic Infrastructure and Networks
The Domestic Infrastructure and Networks Division is responsible for operating the electricity and gas distribution networks.
The activities are carried out by:
▪	Enel Distribuzione and Deval (the latter’s operations are limited to the Valle d’Aosta region) for the distribution of electricity to the free and regulated markets;

▪	Enel Rete Gas for the distribution of gas;

▪	Enel Sole for public and artistic lighting.
Regulatory and rate issues
Electricity
Regulatory issues At the end of September 2006, the Authority began proceedings to determine the rates for the transmission, distribution and metering of electricity (Resolution no. 208/06) and set service quality parameters for those services (Resolution no. 209/06), which will come into force in the 2008-2011 regulatory period.
For service quality, during the 2008-2011 period, a number of initiatives will go into effect for which the Authority has initiated an initial consultation. The initiatives envisaged in the consultation include the regulation of the number of interruptions alongside the current regulation of the length of such interruptions, the introduction of quality agreements and methods for verifying commercial quality data similar to those used for gas and incentives for investment to enhance the robustness of the overhead lines of the distribution network.
Rates and rate updates With Resolutions nos. 203/06 and 275/06 issued in September and December 2006, respectively, the Authority updated the rates for distribution services for 2007, also updating the rate component for metering activities (MIS) with an increase of 12%. In line with this change, the distribution rates for residential customers for 2007 were updated. For these customers, the validity of the additional rate plans approved for 2006 was extended until June 30, 2007, i.e. until the complete liberalization of the residential market scheduled for July 1, 2007. The extension does not prejudice the right of operators to suspend the options or modify them in relation to the D1, D2 and D3 rates that came into effect on January 1, 2007.
With Resolution no. 135/07 of June 13, 2007, the Authority altered the rate structure, applicable as of July 1, 2007, for residential customers by updating the component that covers transmission, distribution and metering costs. In particular, pending definition by the Government of the regulatory framework to determine the new social rate, the Authority established an interim regime that sets a uniform component to cover the costs of electricity purchases for all types of customer and transfers the existing rate structure by consumption levels (and the related subsidies) from the generation component to the regulated components (transport and system charges).
With Resolution no. 168/07 of July 6, 2007, the Authority altered the deadlines established by Resolution no. 95/07 concerning the settlement of equalization items for 2004, 2005 and 2006. In particular, the resolution extended the deadline for the final calculation of the 2004 equalization amount by the Equalization Fund by 90 days (until October 4) and suspended quantification and settlement operations for 2005 and 2006 until a subsequent measure is issued.
Inquiries and fact-finding investigations
With Resolution no. 237/06, the Authority for Electricity and Gas initiated an inquiry relating to the possible imposition of a fine on Enel Distribuzione for its failure to meet its obligation under Resolution no. 200/99 to take meter readings at least once a year from customers with contracts for supplies of up to 30 kW. The inquiry covers the years 2003, 2004 and 2005. The final measure is expected to be adopted by the end of 2007.
With Resolution no. 152/04, the Authority initiated a formal inquiry to determine the possible responsibility of electricity generators, distributors and the Electricity Services Operator (ESO) concerning the blackout of September 28, 2003. On December 15, 2006, the Authority closed the inquiries concerning generators with regard to sanctions without issuing penalties in view of the reduced fines they paid in settlement. With Resolution no. 149/07, the Authority also closed the inquiry into Enel Distribuzione. With this resolution, the Authority declared that the penalty proceedings were closed, given that Enel Distribuzione had exercised the option of paying a reduced fine in settlement, and required that the company implement a system of tracking and storing communications regarding out-of-service load reduction equipment.
On July 19, the Competition Authority initiated a proceeding for alleged abuse of a dominant position against Enel Distribuzione. According to the Competition Authority, Enel Distribuzione made the conclusion of new electricity supply contracts conditional upon payment by the new customers of the arrears of previous customers. The time limit for the completion of the proceeding was July 31, 2008. On August 9, Enel SpA and Enel Distribuzione, exercising the option envisaged by Law 248/2006, submitted undertakings to the Competition Authority to cease any anticompetitive conduct that the inquiry may find. These commitments were published by the Competition Authority on August 21. Third parties have thirty days to submit comments, after which, where the Competition Authority finds that the undertakings are sufficient to remove the restrictive conduct, the inquiry will be closed without an adverse ruling or sanctions. The assessment of the undertakings is expected to be completed by October 25, 2007.
Administrative and accounting unbundling
With Resolution no. 11/07 the Authority approved the integrated text of measures regarding administrative and accounting unbundling for companies operating in the electricity and gas industry and the related publication and notification requirements.
The measure amends the previous rules governing administrative and accounting unbundling (Resolutions nos. 310/01 and 311/01), establishing rules for functional separation in order to ensure, among other things, the independence of the managers that operate essential infrastructure. Specifically, it provides for the functional separation of the distribution of electricity and gas, with very tight restrictions that raise corporate governance issues. Enel filed an appeal of the Resolution (limited to Article 11 concerning the independent operator) with the Regional Administrative Court, which will be heard on October 9. On April 6, 2007, the company submitted a request for re-examination to the Authority, asking it to reformulate the rules provided under Resolution no. 11/07 concerning the composition and powers of the board of directors of the independent operator.
Decree Law 73 of June 18, 2007, ratified with Law 125 of August 3, 2007, also calls for the corporate separation of sales activities from those of electricity distribution, which is to be implemented within 180 days. The same decree also gives the Authority the power to adopt measures to enforce functional separation in accordance with Directives 2003/54/EC and 2003/55/EC.
Gas
Inquiries and fact-finding investigations With Resolution no. 124/07, the Authority for Electricity and Gas initiated a fact-finding investigation into the application by natural gas transport, distribution, and sales firms of the rate update coefficient (Resolution no. 237/00) and the volume correction coefficient (Resolution no. 138/04). The Authority required all sales and distribution companies to complete a questionnaire with the related information by July 23, which Enel did.

Operating performance of the Domestic Infrastructure and Networks Division

2nd Quarter			Millions of euro	1st Half
2007	2006	Change		2007	2006		Change

			Electricity
1,313	1,342	(29)	Revenues	2,575	2,603		(28)
860	877	(17)	Gross operating margin	1,683	1,652		31
670	688	(18)	Operating income	1,308	1,287		21

			Gas

48	50	(2)	Revenues	169	164		5
17	13	4	Gross operating margin	99	84		15
(5)	(6)	1	Operating income	54	47		7

			Total

1,361	1,392	(31)	Revenues	2,744	2,767		(23)
877	890	(13)	Gross operating margin	1,782	1,736		46
665	682	(17)	Operating income	1,362	1,334		28

			Operating assets	17,593	16,875	(1)	718
			Operating liabilities	4,152	4,042	(1)	110
			Employees at period-end (no.)	23,077	24,701	(1)	(1,624)
			Capital expenditure	665	648		17

(1)	At December 31, 2006.
Operating performance in the 2nd Quarter Total revenues came to €1,361 million for the 2nd Quarter of 2007, down €31 million or 2.2% from the same period of 2006 due to the following factors:
▪	a €29 million decline in revenues from the electricity network primarily attributable to the gain recognized in the 2nd Quarter of 2006 for the sale of the distribution network of a number of municipalities in the Province of Modena in the amount of €85 million, which was partially offset by a €39 million increase in energy transport revenues and a €26 million increase in capital equipment grants;

▪	a €2 million decline in revenues from the distribution of gas due essentially to lower volumes transported.
The gross operating margin totaled €877 million, a decline of €13 million (down 1.5%) attributable to:
▪	a €17 million decline in the performance of the electricity network primarily attributable to the gain recognized in 2006 for the sale of the distribution network of a number of municipalities in the Province of Modena, which was partially offset by a reduction in operating costs;

▪	a €4 million increase in the margin of the gas distribution network due primarily to an improvement in gas margins (€6 million).
Total operating income, after depreciation, amortization and impairment losses in the amount of €212 million (€208 million for the 2nd Quarter of 2006), came to €665 million, falling by €17 million or 2.5% from the year-earlier period.
Operating performance in 1st Half
Total revenues for the 1st Half of 2007 came to €2,744 million, down €23 million or 0.8% from the same period of 2006, due mainly to the following factors:
▪	a €28 million decline in revenues from the electricity network primarily attributable to the gain recognized in the 1st Half of 2006 for the sale of the distribution network of a number of municipalities in the Province of Modena in the amount of €85 million, which was partially offset by a €34 million increase in energy transport revenues and a €29 million increase in capital equipment grants;

▪	a €5 million increase in revenues from the gas distribution network due essentially to the recognition in the 1st Half of 2007 of prior-year items related to transportation for 2004-2005 (€34 million), which was partially offset by a reduction in volumes transported.
The gross operating margin totaled €1,782 million, an increase of €46 million (up 2.6%) due to:
▪	a €31 million improvement in the performance of the electricity network primarily attributable to a reduction in operating costs and an improvement in the electricity margin, partially offset by the gain recognized in 2006 for the sale of the distribution network of a number of municipalities in the Province of Modena;

▪ a €15 million increase the margin of the gas distribution network due primarily to the prior-year items mentioned above.
Total operating income, after depreciation, amortization and impairment losses in the amount of €420 million (€402 million for the 1st Half of 2006), came to €1,362 million, an increase of €28 million or 2.1% over the same period of 2006.

Capital expenditure

Millions of euro	1st Half
	2007	2006	Change

Electricity distribution networks	539	533	6	1.1%
Gas distribution networks	36	36	—	—
Other investments in property, plant and equipment	27	37	(10)	-27.0%
Investments in intangible assets	63	42	21	50.0%

Total	665	648	17	2.6%
Capital expenditure totaled €665 million, up €17 million from the 1st Half of 2006.

International
All resources used in international activities are concentrated within the International Division. The chief geographic areas of operation for the Division are:
▪	the Iberian peninsula, where the Division is engaged in power generation (Enel Viesgo Generación and Enel Unión Fenosa Renovables), power distribution, sales, and support services (Electra de Viesgo Distribución, Enel Viesgo Energia and Enel Viesgo Servicios) in Spain;

▪	Central Europe, where it is engaged in power trading (Enel France), wind-power development (Enel Erelis) in France, and power generation in Slovakia (Slovenské elektrárne);

▪	South-eastern Europe, where it is active in generation and support services in Bulgaria (Enel Maritza East 3 and Enel Operations Bulgaria), power distribution, sales and support services in Romania (Enel Distributie Banat, formerly Enel Electrica Banat; Enel Distributie Dobrogea, formerly Enel Electrica Dobrogea; and Enel Servicii), and wind-power development in Greece (Enelco);

▪	Russia, with upstream activities in the gas industry (Enineftegaz), energy trading and sales (RusEnergoSbyt), and generation plant operation (ESN Energo) in the Russian Federation;

▪	the Americas, where it is engaged in generating power from renewable resources (Enel North America, Enel Latin America and Enel Fortuna).
Regulatory and rate issues
Spain
Royal Decree Law 1634/2006
On December 30, 2006, the Spanish government published Decree Law 1634/2006 establishing electricity rates for 2007 and changing certain significant aspects of the Spanish electricity market, including:
▪	elimination of the obligation for bilateral contracting between power generators and distributors of the same group at a regulated price of €42.35/MWh. The price for 2006 of the bilateral intra-group agreement was set, for the first two months, at the sum of the exchange price, the capacity payment and the fee paid in remuneration of ancillary services. However, as of March 1, ministerial order no. 400/2007 calls for bilateral agreements to be negotiated freely between the parties without any distinction for intra-group contracts;

▪	the elimination of the right to receive capacity payments for nuclear power plants;

▪	the updating of the rate deficit for 2005 amounting to €3.8 billion, to be recovered through a component of the 2007 rate charged to all customers;

▪	the ex ante establishment of the maximum amount of the rate deficit for the 1st Quarter of 2007 at €0.75 billion. The amount for the entire year was capped at €3.75 billion.
Royal Decree 871/2007
On June 30, 2007, the Spanish government published Royal Decree 871/2007 concerning rate updates as of July 1 and altering certain significant aspects of the Spanish electricity market, including:
▪	the price of other similar bilateral agreements between power generators and distributors of the same group, which was initially set at €42.35/MWh and was updated to €49.23/MWh retroactively for 2006;

▪	the capacity payment mechanism beginning in October 2007. This will especially reward new investment and existing combined-cycle plants, while nuclear, coal and gas plants and existing hydro plants will not benefit from the new incentives;

▪	the ex ante establishment of the maximum amount of the rate deficit for the 3rd Quarter of 2007 at €0.75 billion.
Royal Decree 661/2007
On June 26, 2007, the Spanish government issued Royal Decree 661/2007 concerning the remuneration of plants powered by renewable energy sources. In addition to establishing special cogeneration incentives, the new decree establishes that:
▪	such plants may choose whether to benefit from a regulated rate or to sell on the power exchange at the system marginal price plus a premium, which will vary on the basis of developments in market prices within a specified floor and cap;

▪	the fixed rate, premium, cap and floor are to be indexed to the consumer price index reduced by 25% through 2012 and by 50% from 2012 on, while the average implicit internal rate of return (IRR) for the plants is 7%.
Resolutions of the Ministry of Industry of April 19 and May 29, 2007
In order to limit the market power of the leading operators and to curb the volatility of market prices, at the end of the first six months of the year, a number of measures modifying the market mechanisms were issued. On April 19, Endesa and Iberdrola were required to sell 2,000 MW of capacity through a virtual power plant (VPP) auction. The first auction was held in mid-June for the sale of energy, based on quarterly contracts, through June 2008. Other auctions are to be held quarterly until all of the capacity available for sale has been allocated. Enel Viesgo Generación purchased 30 MW for the period from July 1, 2007 to June 30, 2008.
On May 29, all distribution companies, including Electra de Viesgo Distribución, were required to participate in the first sub-auction for the provisioning of the electricity needed to meet the needs of their respective customers. Electra de Viesgo Distribución recently signed agreements with the generating companies for the supply of electricity.
Antitrust proceedings
On May 8, 2005, the Spanish antitrust authority, Servicio de Defensa de la Competencia (SDC), initiated a second investigation of Enel Viesgo Generación for alleged abuse of a dominant position in the technical restraints market (following that relating to 2002 and 2003, which concluded on December 28, 2006 with the imposition of a fine of €2.5 million, against which the company has appealed, obtaining suspension of payment of the penalty from the Audencia Nacional). The proceedings, which were initiated in response to a complaint filed by another operator, regard the period from mid-2004 through the first part of 2005. The other operator has also petitioned the Spanish antitrust court, Tribunal de Defensa de la Competencia (TDC), to extend the period under investigation to include all of 2005. On April 17, 2007, the proceedings were closed without any sanctions being imposed.
On February 20, 2007, the SDC initiated a third investigation of Enel Viesgo Generación for alleged abuse of a dominant position in the technical restraints market with regard to the period from March to December 2003 (effectively extending the period of investigation for the first inquiry to all of 2003). On July 2, 2007, based on the evidence presented by the parties, the SDC recommended closing the case.
In April, a fourth set of proceedings was initiated against Electra de Viesgo Distribución and all of Spain’s leading distribution companies. The proceedings for abuse of dominant position concerning access to customer information are still in the initial inquiry stage.
Emissions trading
The emissions produced by the plants of Enel Viesgo Generación exceeded allowances by 0.9 million metric tons in the 1st Half of 2007. Considering the allowances acquired during the period (0.8 million metric tons) and the surplus of the start of the period (0.3 million metric tons), the total surplus at June 30, 2007, came to 0.2 million metric tons.
Spain’s allocation plan for the 2008-2012 period was approved by the government by royal decree on November 24, 2006. The plan was then also approved by the European Commission on February 2007 on the condition that a number of changes be made, including the inclusion of the full list of plants and related allocations. Enel Viesgo Generación filed an appeal against the plan presented to the European Commission, disputing the criteria to be used to allocate allowances among plants using the same technology that belong to different companies.

France
Regulatory and rate issues
Between March and May 2007, decrees were issued for the application of the “return rate” by which customers on the free market can return to purchase electricity under the regulated regime at a premium of about 20% over the historic rate. Suppliers required to sell energy at the “return rate” can request compensation from EdF and Suez.
In June 2007, the French antitrust authority required EdF to sign long-term agreements with suppliers at prices that would make them competitive on the retail market.
On June 13, 2007, the European Union’s Directorate General for Competition initiated proceedings regarding the possible provision of state aid by the French government concerning the mechanism for setting rates.
Slovakia
The New Regulatory Act (Law 107 of February 22, 2007)
On March 15, 2007, Law 107 came into force amending Law 276/2001, which established the Slovakian regulator (URSO). The amendments introduce important changes in the procedure for appointing members of URSO’s board and the powers of URSO. Specifically:
▪	the chairman of URSO will be appointed by the Government and no longer by the URSO board;

▪	members of the board of URSO may be removed by the President of the Republic acting upon a proposal of the Government or the Parliament “if they act contrary to regulatory policy”;

▪	the Ministry for the Economy will be involved in the process of setting the prices regulated by URSO by having the power to formally render an opinion;

▪	URSO will have the power to regulate “other goods and services”, with respect to those explicitly specified in the law, in “extraordinary market circumstances”.
The changes introduced by the law limit the power and independence of the regulator, while increasing the scope for political control over regulated prices.
New URSO board
One of the immediate effects of Law 107/2007 amending the Regulatory Act was the replacement of the entire URSO board. The previous board’s term ended on March 15, and the new board members were appointed in June. The appointment process did not change, with the Government and Parliament each presenting a list of 6 names to the President of the Republic, who then appoints the 6 members of URSO’s board by selecting 3 names from each list. Every two years, two board members are to be reappointed by the President of the Republic, who again chooses two names from the lists of two pairs of names each presented by the Government and Parliament.
The must-run plants of Slovenské elektrárne (SE)
Slovenské elektrárne (SE) owns two thermal plants that, in compliance with the “general economic interest” clause of the Slovakian Energy Act (Law 658/2004), are required to guarantee availability of capacity and electricity.
The law states that SE is to be compensated for costs, incurred for the operation of these plants, that cannot be recovered through the sale of electricity on the market, through a system costs rate component levied on all final consumers. This rate component is set annually by the Slovakian regulator (URSO) based on the expected extra costs to be paid to SE.
The URSO (Decision 15/2007/E) set the reimbursement rate for the two must-run plants (ENO and EVO) at a total of SKK 2.1 billion (equal to about €60 million) for 2007. URSO then decided to pay SE a further SKK 0.2 billion in 2007, as partial additional payment of the compensation for 2005 that, based on the final data, was deemed insufficient by about SKK 0.7 billion (equal to about €20 million). The remaining portion of the reimbursement for 2005 will be paid in 2008.
Emissions trading
As regards the 2008-2012 allocation plan, Slovenské elektrárne was allocated allowances equal to an annual average of 9.2 million metric tons of CO2 out of a total of 41.3 million metric tons. With Communication COM(2006) 725 of November 29, 2006, the European Commission imposed a 25% reduction in the cap on total emission allowances. In January 2007, the Slovakian Government filed a formal appeal against the Commission’s decision, but it is highly likely that the Slovakian Government must now revise its plan and redistribute the allocation among the plants in the different sectors.
New market rules
On July 4, 2007, the Slovakian government approved a decision concerning the new market rules as a consequence of the liberalization planned for July 1, 2007. In particular, the measure calls for the application, beginning on January 1, 2008, of a surcharge equal to the rate component paid by end users to cover the system services (about €10 per MWh in 2007) on the electricity generated in Slovakia and exported.

Bulgaria
Emissions trading
Bulgaria’s allocation plan has been submitted to the European Commission and is awaiting approval. Total allocations for 2008-2012 amount to 302.8 million metric tons. For 2007, the complete list of plants and the relative allocations has been drawn up, with about 5.2 million metric tons allotted to Enel Maritza East 3. Overall, it is expected that the impact of the final allocation will be essentially neutral.
Romania
Rate issues
Distribution rates are established with a system that regulates rates for end users while safeguarding the profits of distributors, covering distribution costs within the limits of a price cap.
In April 2007, end-user rates increased by 3.95%, which produced an additional margin over the level set by the regulations.
Unbundling On July 1, 2007, the electricity distribution and sales companies met the obligation of corporate unbundling. Separate companies were created to manage sales and the distribution network with separate administration, accounting, and management. Three companies came from the spin-off from Enel Electrica Banat and Enel Electrica Dobrogea: Enel Distributie Banat and Enel Distributie Dobrogea will manage the distribution network, while Enel Energie will handle service provision to customers.
As of the same date, all customers are eligible to choose their supplier. The role of both default supplier (i.e. the supplier of customers of the regulated market who, after July 2007, do not exercise the right to choose their supplier) and the supplier of last resort (which steps in the event of the bankruptcy of the default supplier) of customers on the regulated market who, after July 2007, do not exercise the right to choose their supplier, will be filled by the same companies that sell electricity.
Russia
Regulatory and rate issues In April 2007, the Russian government officially confirmed the gradual opening of the wholesale power generation market, which will go from 5% in 2007 to 100% by 2011.

Beginning in 2008, the portion of power generation that continues to be sold under the administered price system will transfer from a cost-plus mechanism to a price cap in order to spur generators to increase efficiency.
At the same time, a capacity market for the power generators is being organized. To that end, the federal utility RAO UES issued a consultation document (on June 20, 2007) on the market’s possible structure. After the consultation, a government decree will be issued (expected in November 2007).
The proposed mechanism calls for auctions to be organized in March 2008 for capacity to be used over a period of 10 years. Pending the launch of the market for remunerating capacity made available by generators, in August RAO UES proposed a provisional mechanism under which the installed capacity of new plants will be remunerated through bilateral capacity contracts between the Administrator of Trading System and the generation companies. Generators that do not make all the installed capacity declared in their investment plans available will be subject to penalties.
Retail rates are set regionally within a global limit set by the Federal Tariff Service. The government has published an aggressive schedule of increases for residential rates (up 14% in 2008, 15% in 2009 and 18% in 2010).
Operating performance of the International Division

2nd Quarter			Millions of euro	1st Half
2007	2006	Change		2007	2006		Change
997	657	340	Revenues	2,056	1,264		792
(21)	—	(21)	Net income/(charges) from commodity risk management	(19)	—		(19)
310	197	113	Gross operating margin	627	373		254
178	124	54	Operating income	371	251		120

			Operating assets	11,655	10,008	(1)	1,647
			Operating liabilities	4,058	4,037	(1)	21
			Employees at period-end (no.)	13,683	13,861	(1)	(178)
			Capital expenditure	313	130		183

(1)	At December 31, 2006.

The table below shows performance for the first six months by geographical area.

	Revenues			Gross operating margin			Operating income
Millions of euro	1st Half			1st Half			1st Half
	2007	2006	Change	2007	2006	Change	2007	2006	Change

Iberian peninsula	500	603	(103)	126	144	(18)	75	79	(4)
Central Europe	766	244	522	329	70	259	179	49	130
South-eastern Europe	348	333	15	89	99	(10)	55	74	(19)
Russia	299	1	298	4	—	4	4	—	4
Americas	143	83	60	79	60	19	58	49	9

Total	2,056	1,264	792	627	373	254	371	251	120
Net electricity generation

2nd Quarter				Millions of kWh	1st Half
2007	2006	Change			2007	2006	Change

2,689	1,778	911	51.2%	Thermal	5,088	3,938	1,150	29.2%
2,133	1,816	317	17.5%	Hydroelectric	4,597	2,612	1,985	76.0%
3,435	2,525	910	36.0%	Nuclear	7,532	2,525	5,007	198.3%
272	311	(39)	-12.5%	Other resources	589	716	(127)	-17.7%

8,529	6,430	2,099	32.6%	Total	17,806	9,791	8,015	81.9%
Net generation abroad for the 1st Half of 2007 totaled 17,806 million kWh, an increase of 8,015 million kWh over the same period of 2006. This increase is attributable primarily to the consolidation of Slovenské elektrárne (up 7,103 million kWh), which mainly contributes with nuclear generation (5,007 million kWh) and hydroelectric generation (1,063 million kWh), and to increased generation in South America (886 million kWh) related primarily to the consolidation of Enel Fortuna (668 million kWh). These increases were partially offset by the decline in net power generation in Spain (208 million kWh), attributable primarily to thermal generation and the deconsolidation of Enel Unión Fenosa Renovables.

Contribution to gross thermal generation

2nd Quarter					Millions of kWh	1st Half
	2007		2006			2007		2006

—		—	20	0.4%	High-sulfur fuel oil (S>0.25%)	—	—	49	0.7%
—		—	—	—	Low-sulfur fuel oil (S<0.25%)	—	—	—	—
—		—	20	0.4%	Total fuel oil	—	—	49	0.7%
1		—	21	0.4%	Natural gas	9	0.1%	68	1.0%
3,053		45.0%	1,947	41.1%	Coal	5,776	41.4%	4,274	59.8%
3,735		55.0%	2,753	58.1%	Nuclear	8,175	58.5%	2,753	38.5%
—		—	—	—	Other fuels	—	—	—	—

6,789		100.0%	4,741	100.0%	TOTAL	13,960	100.0%	7,144	100.0%
The fuel mix used in gross thermal power generation for the 1st Half of 2007 was significantly influenced by the consolidation of Slovenské elektrárne, with a consequent increase in the nuclear component.
Electricity sales

2nd Quarter				Millions of kWh	1st Half
2007	2006	Change			2007	2006	Change

4,550	817	3,733	—	High-voltage	9,418	1,467	7,951	—
828	457	371	81.2%	Medium-voltage	2,185	973	1,212	124.6%
1,260	1,147	113	9.9%	Low-voltage	2,781	2,520	261	10.4%

6,638	2,421	4,217	174.2%	Total	14,384	4,960	9,424	190.0%
Electricity sold by the International Division in the 1st Half of 2007 increased by 9,424 million kWh, with growth related primarily to the consolidation of RusEnergoSbyt (up 9,389 million kWh).
Operating performance in the 2nd Quarter
Revenues for the 2nd Quarter of 2007 grew by €340 million (up 51.8%), going from €657 million to €997 million. This increase was primarily due to the change in the scope of consolidation with the acquisitions of RusEnergoSbyt (€131 million), Slovenské elektrárne (€103 million), Enel Panama and Enel Fortuna (€31 million), Enel France (€16 million) and Enineftegaz (€5 million), and the sale of the 30% stake in Enel Unión Fenosa Renovables (a decrease of €8 million), which led to a change from full line-item to proportionate consolidation. A further factor was the additional €25 million in revenues from the Romanian companies, €23 million from the Spanish companies and €12 million from the Bulgarian companies.

The gross operating margin for the 2nd Quarter of 2007 came to €310 million, an increase of €113 million or 57.4% over the 2nd Quarter of 2006, of which €100 million related to the change in the scope of consolidation (essentially Slovenské elektrárne in the amount of €84 million and Enel Panama and Enel Fortuna in the amount of €14 million). The increase in the gross operating margin posted by the Romanian firms (up €17 million) was partially offset by the €8 million reduction in the margins of the American firms.
Operating income for the 2nd Quarter of 2007 came to €178 million, an increase of €54 million over the same period of 2006, of which €42 million is attributable to the change in the scope of consolidation for the period (€29 million for Slovenské elektrárne, and €13 million for Enel Panama and Enel Fortuna) and €12 million to the improved operating performance of the Romanian firms.
Operating performance in the 1st Half
Revenues for the 1st Half of 2007 grew by €792 million or 62.7%, going from €1,264 million to €2,056 million. This increase was primarily due to the change in the scope of consolidation with the acquisitions of RusEnergoSbyt (€293 million), Slovenské elektrárne (€491 million), Enel Panama and Enel Fortuna (€56 million), Enel France (€33 million) and Enineftegaz (€5 million), decreased by the sale of the 30% stake in Enel Unión Fenosa Renovables (down €21 million). A further factor was the additional €28 million in revenues of the Romanian firms, which was partially offset by the €82 million decrease in revenues for the Spanish firms due to lower generation and a decline in sales prices in the first part of 2007.
The gross operating margin for the 1st Half of 2007 came to €627 million, an increase of €254 million (up 68.1%) over the 1st Half of 2006, of which €293 million related to the change in the scope of consolidation (essentially Slovenské elektrárne in the amount of €273 million, Enel Panama and Enel Fortuna in the amount of €30 million, offset by Enel France with a decline of €13 million). This increase was partially offset by the €23 million decline in margins for the Bulgarian firms, due primarily to the recognition in the 1st Quarter of 2006 of refunds received related to disputes on project delays, as well as by the €11 million decrease in margins for the American companies.
Operating income for the 1st Half of 2007 came to €371 million, an increase of €120 million over the same period of 2006. Of the total, €158 million is attributable to the change in the scope of consolidation for the period (of which €143 million for Slovenské elektrárne) and €8 million to the improved operating performance of the Romanian firms. These factors were partially offset by the aforementioned refunds recognized in

2006 by the Bulgarian companies and by the €16 million reduction in operating income for the American companies.
Capital expenditure

Millions of euro	1st Half

	2007	2006	Change

Generation plants:

- thermal	130	34	96	—
- hydroelectric	18	12	6	50.0%
- nuclear	24	16	8	50.0%
- alternative energy resources	65	31	34	109.7%

Total generation plants	237	93	144	154.8%

Electricity distribution networks	61	30	31	103.3%
Other investments in property, plant and equipment	7	3	4	133.3%
Investments in intangible assets	8	4	4	100.0%

TOTAL CAPITAL EXPENDITURE	313	130	183	140.8%
Capital expenditure totaled €313 million, up €183 million from the 1st Half of 2006. This increase was essentially related to the investments in generation plants, which amounted to €237 million for the 1st Half of 2007, of which €143 million in Spain by Enel Viesgo Generación and Enel Unión Fenosa Renovables, €37 million by Enel Maritza East 3, €35 million by Enel North America, and €29 million by Slovenské elektrárne.
The €31 million increase in capital expenditure for the foreign distribution network primarily reflects the increase in investments in Romania, which totaled €41 million for the 1st Half of 2007.

Parent Company and Other Activities

2nd Quarter			Millions of euro	1st Half

2007	2006	Change		2007	2006		Change

			Group parent
239	278	(39)	Revenues	449	582		(133)
-	(9)	9	Net income/(charges) from commodity risk management	—	(6)		6
(54)	66	(120)	Gross operating margin	(65)	134		(199)
-	263	(263)	Income from equity exchange transaction	—	263		(263)
(58)	325	(383)	Operating income	(73)	390		(463)

			Operating assets	896	1,013	(1)	(117)
			Operating liabilities	1,421	1,275	(1)	146
			Employees at period-end (no.)	701	652	(1)	49
			Capital expenditure	11	2		9

			Services and Other Activities
274	274	—	Revenues	546	510		36
33	57	(24)	Gross operating margin	97	97		-
13	35	(22)	Operating income	56	55		1

			Operating assets	2,991	1,771	(1)	1,220
			Operating liabilities	2,397	1,128	(1)	1,269
			Employees at period-end (no.)	4,440	4,585	(1)	(145)
			Capital expenditure	25	27		(2)

(1)	At December 31, 2006.
Parent Company
In its capacity as an industrial holding company, Enel SpA defines strategic targets for the Group and coordinates activities of subsidiaries.
In addition, Enel SpA manages central treasury operations and insurance risk coverage, providing assistance and guidelines on organization, personnel management and labor relations, accounting, administrative, fiscal, legal, and corporate matters. Moreover, Enel retains title to long-term electricity import contracts.
Operating performance in the 2nd Quarter
Revenues for the 2nd Quarter of 2007 came to €239 million, down €39 million or 14.0% from the same period of 2006. This decrease was due primarily to a decline in revenues from the sale of electricity connected lower sales prices.
The gross operating margin for the 2nd Quarter of 2007 came to a negative €54 million, a deterioration of €120 million from the same period of 2006. The decrease was due largely to the reduction in margin on electricity sales (€104 million).

Operating income was a negative €58 million, a decrease of €383 million from the 2nd Quarter of 2006 due to the decline in gross operating margin, as well as to the recognition in the year-earlier period of the gain on the Wind-Weather equity exchange in the amount of €263 million.
Operating performance in the 1st Half
Revenues for the 1st Half of 2007 came to €449 million, down €133 million or 22.9% from the same period of 2006. The decrease is due primarily to the following factors:
▪	a €106 million decline in revenues from electricity sales due essentially to the lower average sales price, despite the increase in volumes sold;

▪	the reversal to the income statement in 2006 of the €23 million of income recognized in 2005 directly in equity in respect of the measurement at fair value of the Terna bonus shares;

▪	a €3 million decline in revenues from other Group companies for consulting and other support services.
The gross operating margin for the 1st Half of 2007 came to a negative €65 million, a decrease of €199 million from the same period of 2006. This was due largely to the reduction in the margin on electricity sales (€156 million) and to the aforementioned income on the Terna bonus shares recognized in the 1st Quarter of 2006.
Operating income came to a negative €73 million, a decrease of €463 million from the 1st Half of 2006 due to the decline in the gross operating margin, as well as to the recognition in the year-earlier period of the gain on the Wind-Weather equity exchange in the amount of €263 million.
Services and Other Activities
The primary purpose of the Services and Other Activities area is to provide competitive services to the companies of the Group, such as real estate and facility management services, IT services, personnel training and administration, general administrative services, and factoring and insurance services.
Operating performance in the 2nd Quarter
Revenues for the Services and Other Activities area for the 2nd Quarter of 2007 came to €274 million, in line with those in the same period of 2006.
The gross operating margin for the 2nd Quarter of 2007 totaled €33 million, a decrease of €24 million from the same period of 2006 due primarily to the decline in margins on engineering activities.

Operating income for the 2nd Quarter of 2007 came to €13 million, falling by €22 million, while depreciation and amortization decreased by €2 million.
Operating performance in the 1st Half
Revenues for the Services and Other Activities area for the 1st Half of 2007 came to €546 million, compared with €510 million for the year-earlier period. The increase of €36 million or 7.1% can essentially be attributed to the increase in services provided by Enel Servizi to the other divisions of the Group (€37 million) and the €13 million increase in revenues for Dalmazia Trieste resulting from the sale of office and residential properties. These factors were partially offset by the decline in business with the engineering and construction unit.
The gross operating margin for the 1st Half of 2007 came to €97 million. This is in line with the same figure for 2006 as a result of an increase in gains on real estate transactions, which offset the decline in margins on engineering activities.
Operating income for the 1st Half of 2007 totaled €56 million, an increase of €1 million over the same period of 2006.

Outlook
With the launch of the public tender for 100% of Endesa together with partner Acciona, which is scheduled to be completed by mid-October, and with the acquisition of a stake of 29.99% in the Russian generation company OGK-5, of which Enel plans to acquire control, Enel is well on track to fully implementing its international growth strategy, becoming an energy leader at the global level.
The operating cash flows generated by the companies acquired and the Enel Group as a whole ensure sufficient resources to service the financial expense associated with such operations and continue the dividend policy announced to the markets.
Enel has already taken steps to optimize its sources of financing to restructure its debt. In particular, Enel received a line of credit totaling €35 billion covering the entire cost of the Endesa acquisition. In order to refinance the operation, Enel subsequently approved the renewal of its Global Medium-Term Notes program, raising the funding ceiling from €10 to 25 billion and authorized the issue of one or more bonds under the program. Following the bond issue of June 13, 2007, of about €5 billion, Enel reduced the credit facility from €35 to 30 billion.
Work also continues on the programs to achieve operating excellence and growth in the domestic free market, as well as the investment plans for research into renewable energy resources. All of the activities envisaged for the various areas will generate positive effects in 2007, with performance for the year expected to improve on 2006.

Research and Development
The Enel Group conducts competitive research aimed at increasing the competitiveness of generation plants by improving operating performance and compatibility with environmental policy. Research spending incurred in the 1st Half of 2007 came to about €9.5 million, which is essentially in line with the same figure for the 1st Half of 2006 (€10 million). With the launch at the end of 2006 of its Environment and Innovation project, Enel is keenly committed to a series of operating initiatives aimed at developing and demonstrating innovative technologies in the areas of hydrogen, renewable energy sources, the containment of CO2 emissions, and distributed power generation.
Partly in support of these operating activities, research in the 1st Half of 2007 focused on the following areas:
▪	the fine-tuning of the gas turbine diagnostics system and the steam-cycle system for the Santa Barbara and Termini Imerese plants;

▪	the continuation of activities to implement the maintenance information system, with technical support for the new coal-fired plant at the Torrevaldaliga Nord facility; plant data collection and testing to support the optimization and flexibility enhancement of the Sulcis fluidized-bed plant;

▪	the continuation of activities that began in 2006 concerning the control of trace emissions. For mercury, characterization of three industrial catalysts of various types for the La Spezia pilot circuit has been completed. Work on the emissions database program also continued. The purpose of this software is to enable on-line assessment of the impact of fuel on the pollution abatement systems and on stack emissions. With regard to the geothermal zero-emissions project, the study into the process of reducing sulfuric acid tail gas from the cooling towers using liquid-phase oxidation was also completed;

▪	as concerns the ash quality management system at the Brindisi plant, alterations to the control system have been proposed, and a proposal has been drafted for the certification of light ash as an additive for concrete. Preliminary test campaigns have also been conducted in order to extend the system at the Fusina and La Spezia plants.

Human resources and organization
Organization
In the 1st Half of 2007, Enel consolidated the reorganization aimed at supporting the Company in anticipation of the liberalization of the domestic market and its international expansion.
Accordingly, in Italy, work has begun on the functional unbundling of distribution from the rest of the integrated enterprise and the corporate unbundling of distribution from sales.
To this end, in order to achieve the objectives established both by European Union directives and by resolutions of the Authority for Electricity and Gas, the Infrastructure and Networks Division also redefined its organizational structure to rationalize and optimize its electricity network units and operating processes, so as to promote synergies and investment planning in order to enhance service quality by dividing the territory into four macro-areas (each containing a number of Regional Technical Units, now redenominated Departments), as well as by reducing the number of zones and concentrating work planning and execution within the Departments. Internationally, similar unbundling activities have begun within the Romanian companies.
In order to increase the efficiency of strategic processes, such as the management of public relations and regulatory affairs, the activities previously handled by the Regulatory Affairs and Corporate Strategy Department and the Communications Department have been reorganized. Although its name has not changed, the former now focuses more on managing regulatory and antitrust issues, while the latter has been renamed External Relations and has taken over responsibility for institutional relations.
Project Zenith has also been launched in order to pursue excellence in operations. The goal of this project is to make Enel the benchmark for excellence in the energy industry by redesigning processes to make them more streamlined and effective, based on three enabling core concepts: the dissemination of a culture of constant improvement; the sharing of experience and best practices; and an incentives and motivation system. As part of the project, more than 140 key improvement initiatives have already begun, both domestically and abroad.
Finally, a new management assessment process, connected with the Sarbanes-Oxley Act, has begun for 2007, marking the shift from the planning phase to the actual process.

Development and training
Development initiatives in the 1st Half of 2007 focused on three areas:
▪	climate survey;

▪	leadership model;

▪	post-management-review actions.
In December 2006, a climate survey was conceived and developed, for the first time involving all Enel personnel in Italy and abroad. The “listening” phase, which came to a close in April, was followed by processing the data, publishing the results, and defining the 2007-2008 action plan.
The first initiative resulting from the climate survey involved defining and creating Enel’s new leadership model, which involved both senior management and target groups representing the various levels of company management. The model created will serve to document the conduct expected in order to coordinate management style throughout the Group. Beginning in the 2nd Half of 2007, the performance management systems will be updated to bring them in line with Enel’s principles of leadership and will serve to facilitate understanding of the model and the adoption of conduct that is in line with the challenges of the organization. A new system of identifying and managing talent at the various levels of the organization will also be launched in order to develop high-potential employees for leadership positions.
In the area of training, Enel University was established during the 1st Half of 2007 in order to support the Company’s international expansion, as well as to integrate young talent quickly and effectively into the Company, boost leadership skills, and develop and maintain excellence in the organization’s core skills. One of the first projects launched was post-management-review training, which includes individual training plans in the areas identified as opportunities for improvement during the most recent evaluation.
As regards integrating young employees, orientation plans for the university graduates of the Generation and Energy Management Division and the interns of the Infrastructure and Networks Division were also designed. Over the next few months, these plans, which include job rotation, monitoring, tutoring, cross-training, and division/function-specific training, will also be designed for the other divisions and functions. Specific training has also been designed for the tutors who will be following the orientation and development of these young employees.
A further objective of Enel University is to promote and reward new ideas throughout the organization and in the various corporate functions. To that end, a competition has been designed to select the young Enel employees who will participate in the WEC Youth Program this Fall. The contest “Eureka! Un’idea per l’energia” (“Eureka! An idea for energy”), open to all employees with a university degree, has also begun, the objective of which is to select topics for research to be developed in partnership with leading Italian and international universities.
Hiring
During the 1st Half of 2007, the Hiring and University Relations unit worked both to promote the hiring of young university and secondary-school graduates who could grow within the organization and to focus a part of its operations internationally, in part to meet the pressing needs of Enel’s expansion abroad.
Until recently, the recruitment process was centered primarily around unsolicited applications received through the Company’s Italian website, but with the launch of Enel’s international website and the section dedicated to human resources, as well as through partnerships with international schools and universities, the process has now been expanded.
During the 1st Half of 2007, approximately 220 people were hired in Italy, of whom 40% were recent university graduates (with 36% of these being women) and 21% young secondary-school graduates. New hires concerned both the Company’s core business functions (energy management, systems, research in the Generation and Energy Management Division, the technical areas of the Infrastructure and Networks Division, the sales and marketing areas of the Sales Division) and ICT and corporate functions (governance in particular). In addition, the pool of nuclear power skills was further enhanced with the hiring of 8 people.
During the 1st Half of 2007, the international hiring project “Energy Without Frontiers” was launched with the objective of hiring 25 foreign university graduates with technical or financial/economic backgrounds and a professional level of English skills. The new hires will be made in both the technical and engineering functions and the corporate areas, both within Italy and Enel’s foreign offices.
In order to increase Enel’s brand awareness abroad and to promote the growth of the network of international universities, two memorandums of understanding have been signed with the Polytechnic University of Bucharest and the Bucharest Academy of Economic Studies, as well as two agreements for internships with the French university ENSTA and with the Technical University of Delft.
As part of the partnership between Enel management and Harvard concerning environmental issues, 3 foreign students were offered internships within corporate governance offices both in Italy and abroad. Three MIT students were also offered internships to pursue their technical studies at the research center in Pisa.
During the 2nd Half of 2007, Enel expects to complete the recruitment projects that began during the first part of the year to strengthen the technical and operating units, as well as the commercial areas of the Sales Division and the International Division, while continuing to promote the Enel brand at Europe’s leading universities.

Compensation and incentive systems
Compensation policy in the 1st Half of 2007 focused on:
▪	reinforcing integration between compensation and evaluation processes;

▪	increasing the variable component of remuneration linked to company performance;

▪	taking selective measures on fixed remuneration, continuing a merit-based policy aimed at fostering high-value skills within each professional family.
Short-term incentives continued to be based primarily on management by objectives (MBO), involving about 95% of senior management and about 15% of middle management, as well as a specially designed system of incentives for all sales-related employees.
In 2007, a new information system to support the MBO process became operational, thereby simplifying the process and improving the definition and communication of objectives in line with the principles of corporate governance.
As concerns the medium to long-term incentives, a stock option plan was also approved for 2007, which is directed at about 80% of upper management (in line with the unbundling rules, the 2007 plan does not apply to the senior management of the Infrastructure and Networks Division, for which an alternative multi-year plan is to be prepared).
Labor relations
Electricity area
At the company level, major discussions were held with the trade unions concerning the reorganization of the divisions. For the Infrastructure and Networks Division in particular, both national and regional talks with the electricity industry trade unions were held with a view towards the rationalization and optimization of operating units, and the structure of the new remote metering unit was defined. The Sales Division continued with the implementation of its new organization model and began initiatives to increase process efficiency connected with Project Lean. In that regard, an agreement was reached on improved adaptation of the organization of the workforce to customer needs in the contact centers, with the discontinuation of the half-shifts that involved some 1,200 employees. The Generation and Energy Management Division reached an advanced stage in negotiations for the renewal of the agreement concerning the salaries of maintenance personnel, as well as the consultations for the creation of a worksite-safety observatory. In addition to meetings concerning the reorganization of the various business units, in the geothermal area, a protocol was signed for investments, the workforce, and new hires and terminations. The new organization for Enel Servizi’s Real Estate and Service Management area was also defined, and the procedures required by Article 47 of Law 428/90 (concerning the transfer of the Administration unit of Enel Rete Gas to Enel Servizi effective as of January 1, 2007) were implemented.
In June, the 2006 performance bonus agreement was signed, with figures that achieved the target. At the industry level, the bilateral committees called for by the national collective bargaining agreement of July 18, 2006, concerning supplemental pensions, personnel classification, strike rules and contract collation continued their work. The national trade unions requested the renewal of the pay conditions of the collective bargaining agreement for the period 2007-2009, with intensive negotiations expected to begin in the 2nd Half of 2007.
As part of the negotiation process prior to establishing the European works council, coordinated by the two European federations EPSU and EMCEF, the training session for the members of the special negotiating delegation took place on May 16 and 17, with the involvement of the Group’s foreign companies affected by the process (Spain, Slovakia, Romania and Bulgaria).
Gas industry
During the 1st Half of 2007, the work rules section of the national collective bargaining agreement for the gas and water industries for the 2006-2009 period was renewed, with the pay conditions updated for 2006-2007 and signed by the trade unions on March 9 after intensive negotiations. The contract updates made it possible to add more flexible and modern elements, particularly with regard to certain issues such as work schedules and the new organization of the labor market (contract types, workplace safety, etc.). The bilateral committees called for in the collective bargaining agreement are expected to be established for a series of “deferred commitments” regarding supplemental healthcare, personnel classification, and the regulation of on-call work. At the company level, the measures called for by the current regulations concerning the use of accumulated staff severance entitlements for supplemental pension plans were implemented, establishing FOPEN as the fund to which these benefits are to be transferred. Trade union negotiations began concerning the renewal of the rules portion of the performance bonus for the period 2007-2010 and the financial portion for the period 2007-2008.
Staffing levels
As of June 30, 2007, the Enel Group employed a total of 56,410 people. During the 1st Half of 2007, the Group’s workforce fell by 2,138 people after a net decrease of 2,264 for new hires and terminations of employment and an increase due to the following changes in the scope of consolidation:
▪	the acquisition of RusEnergoSbyt (10 employees in Russia);

▪	the acquisition of Enineftegaz (80 employees in Russia);

▪	an increase in the share held in EGE Fortuna (73 employees in Panama);

▪	the sale of a business unit of Slovenské elektrárne (a decrease of 37 employees in Slovakia).
Terminations of employment were primarily related to consensual early retirement incentive programs (approximately 73% for the whole Group and 95% for the Italian companies).
Changes in the total number of employees with respect to December 31, 2006, are summarized in the table below:

Employees at Dec. 31, 2006		58,548

Changes in the scope of consolidation:
- EGE Fortuna	73
- RusEnergoSbyt (1)	10
- Enineftegaz (2)	80
- Slovenské elektrárne	(37)
		126

Hirings		933
Terminations of employment		(3,197)

Employees at June 30, 2007		56,410

(1)	Equal to 49.5% of the total workforce.

(2)	Equal to 40% of the total workforce.
At June 30, 2007, the number of foreign-based employees was 13,809.

Reconciliation of shareholders’ equity and net income of Enel SpA and the corresponding consolidated figures
Pursuant to Consob Notice no. DEM/6064293 of July 28, 2006, the following table provides a reconciliation of Group results for the year and shareholders’ equity with the corresponding figures for the Parent Company.

Millions of euro	Income statement	Shareholders’ equity	Income statement	Shareholders’ equity

	at June 30, 2007		at June 30, 2006

Financial statements — Enel SpA	3,910	16,855	3,264	15,673

- Carrying amount and impairment adjustments of consolidated equity investments and equity investments accounted for using the equity method	2	(22,880)	106	(18,003)
- Shareholders’ equity and net income (calculated using harmonized accounting policies) of the consolidated companies and groups and those accounted for using the equity method, net of minority interests	1,992	24,922	1,695	21,040
- Consolidation differences at the Group consolidation level	—	1,060	—	760
- Intragroup dividends	(3,921)	—	(3,079)	—
- Elimination of unrealized intragroup income, net of tax effects and other minor adjustments	(1)	(989)	(8)	(985)

TOTAL GROUP	1,982	18,968	1,978	18,485

TOTAL MINORITY INTERESTS	66	745	49	510

CONSOLIDATED FINANCIAL STATEMENTS	2,048	19,713	2,027	18,995

Consolidated Financial Statements

Consolidated Income Statement

Millions of euro	Notes	1st Half
		2007		2006
			of which with		of which with
			related parties		related parties
Revenues
Revenues from sales and services	6.a	18,557	4,517	18,575	4,821
Other revenues	6.b	300	11	490	39
	[sub-total]	18,857	4,528	19,065	4,860

Income from equity exchange transaction	7			263

Costs
Raw materials and consumables	8.a	11,144	7,229	11,646	7,701
Services	8.b	2,041	261	1,564	162
Personnel	8.c	1,484		1,371
Depreciation, amortization and impairment losses	8.d	1,328		1,059
Other operating expenses	8.e	195	1	187
Capitalized costs	8.f	(499)		(428)
	[sub-total]	15,693	7,491	15,399	7,863

Net income/(charges) from commodity risk management	9	(30)	(2)	(364)	(228)

Operating income		3,134		3,565

Financial income	10	839	11	161
Financial expense	10	752		442
Share of income/(expense) from equity investments accounted for using the equity method	11	1		(8)

Income before taxes		3,222		3,276

Income taxes	12	1,174		1,249

Net income for the period (shareholders of the Parent Company and minority interests)		2,048		2,027

Attributable to minority interests		66		49
Attributable to shareholders of the Parent Company		1,982		1,978

Earnings per share (euro)		0.33		0.33
Diluted earnings per share (euro) (1)		0.33		0.33

(1)	Calculated on the basis of the average number of ordinary shares in the period (6,246,504,678 in the 1st Half of 2007 and 6,182,821,431 in the 1st Half of 2006) adjusted for the diluting effect of outstanding stock options (65 million in the 1st Half of 2007 and 17 million in the 1st Half of 2006).

Consolidated Balance Sheet

Millions of euro	Notes
ASSETS		at June 30, 2007		at Dec. 31, 2006
			of which with		of which with
			related parties		related parties
Non-current assets
Property, plant and equipment	13	35,585		34,846
Intangible assets	14	3,906		2,982
Deferred tax assets	15	1,423		1,554
Equity investments accounted for using the equity method	16	1,252		56
Non-current financial assets	17	11,699		1,494
Other non-current assets	18	1,773		568
	[Total]	55,638		41,500

Current assets
Inventories	19	1,283		1,209
Trade receivables	20	8,144	2,087	7,958	1,935
Tax receivables		1,100		431
Current financial assets	21	1,396	11	402	10
Cash and cash equivalents	22	603		547
Other current assets	23	2,898	158	2,453	182
	[Total]	15,424		13,000

TOTAL ASSETS		71,062		54,500

Millions of euro	Notes
LIABILITIES AND SHAREHOLDERS’ EQUITY		at June 30, 2007		at Dec. 31, 2006
		of which with		of which with
		related parties		related parties
Equity attributable to the shareholders of the Parent Company	24
Share capital		6,183		6,176
Other reserves		4,861		4,549
Retained earnings (losses carried forward)		5,942		5,934
Net income for the period (1)		1,982		1,801
	[Total]	18,968		18,460

Equity attributable to minority interests		745		565

TOTAL SHAREHOLDERS’ EQUITY		19,713		19,025

Non-current liabilities
Long-term loans	25	19,946		12,194
Post-employment and other employee benefits	26	2,594		2,633
Provisions for risks and charges	27	4,019		4,151
Deferred tax liabilities	28	2,907		2,504
Non-current financial liabilities	29	118		116
Other non-current liabilities	30	2,333		1,044
	[Total]	31,917		22,642

Current liabilities
Short-term loans	31	6,755		1,086
Current portion of long-term loans	25	334		323
Trade payables	32	5,830	3,081	6,188	3,064
Income tax payable		56		189
Current financial liabilities	33	928		941
Other current liabilities and tax provision for the period	34	5,529	139	4,106	303
	[Total]	19,432		12,833

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		71,062		54,500

(1)	Net income for 2006 is reported net of interim dividend for 2006 equal to €1,235 million.

Consolidated Statement of Cash Flows

Millions of euro	Notes	1st Half
		2007		2006
		of which with		of which with
		related parties		related parties
Income for the period (shareholders of the Parent Company and minority interests)		2,048		2,027

Adjustments for:
Amortization and impairment losses of intangible assets	14	92		75
Depreciation and impairment losses of property, plant and equipment	13	1,109		972
Exchange rate gains and losses (including cash and cash equivalents)		(25)		(1)
Provisions		221		223
Financial (income)/expense		378		225
Income taxes	12	1,174		1,249
(Gains)/Losses and other non-monetary items		(568)		(337)
Cash flow from operating activities before changes in net current assets		4,429		4,433
Increase/(Decrease) in provisions		(521)		(444)
(Increase)/Decrease in inventories		(70)		(145)
(Increase)/Decrease in trade receivables		(175)	(152)	555	773
(Increase)/Decrease in financial and non-financial assets/liabilities		486	(140)	(189)	(10)
Increase/(Decrease) in trade payables		(454)	17	(885)	(1,063)
Interest income and other financial income collected		332	9	129
Interest expense and other financial expense paid		(600)		(380)
Income taxes paid		(789)		(118)
Cash flows from operating activities (a)		2,638		2,956

Investments in property, plant and equipment	13	(1,422)		(1,049)
Investments in intangible assets	14	(98)		(88)
Investments in entities (or business units) less cash and cash equivalents acquired		(12,698)		(803)
Disposals of entities (or business units) less cash and cash equivalents sold		—		510
(Increase)/Decrease in other investing activities		134		65
Cash flows from investing/disinvesting activities (b)		(14,084)		(1,365)

Financial debt (new borrowing)	25	8,113		167
Financial debt (repayments and other changes)		5,134	(1)	900	3
Dividends paid	24	(1,798)		(2,715)
Increase in share capital and reserves due to the exercise of stock options	24	41		76
Cash flows from financing activities (c)		11,490		(1,572)

Impact of exchange rate fluctuations on cash and cash equivalents (d)		12		(6)

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)		56		13

Cash and cash equivalents at beginning of the period		572		508

Cash and cash equivalents at the end of the year		628 (1)		521

(1)	Of which short-term securities equal to €25 million at June 30, 2007.

Statement of Recognized Income and Expenses for the Period

Millions of euro	Notes	1st Half
		2007	2006
Effective portion of change in the fair value of cash flow hedges		128	63
Share of equity investments accounted for using the equity method		—	37
Change in the fair value of financial investments available for sale		128	(5)
Exchange rate differences		44	2

Net income for period recognized in equity	24	300	97
Net income for period recognized in income statement		2,048	2,027

Total recognized income and expenses for the period		2,348	2,124

Attributable to:
- shareholders of the Parent Company		2,257	2,067
- minority interests		91	57

Notes to the financial statements
1.	Accounting policies and measurement criteria

Enel SpA, which operates in the energy utility sector, has its registered office in Rome, Italy. The consolidated financial statements for the period ended June 30, 2007, comprise the financial statements of the company and its subsidiaries (“the Group”) and the Group’s holdings in associated companies and joint ventures and include these explanatory notes. A list of the subsidiaries included in the scope of consolidation is reported in the annex. These financial statements were approved for publication by the Board on September 5, 2007.

Compliance with IFRS/IAS

The consolidated financial statements for the 1st Half of 2007 have been prepared in accordance with the international accounting standards applicable to the preparation of interim financial reports, as well as the preparation criteria for the half-year report envisaged by Article 81 of the Consob Regulation adopted with Resolution 11971 of May 14, 1999 as amended. The accounting standards and recognition and measurement policies adopted for the consolidated half-year financial statements at June 30, 2007, are the same as those adopted for the consolidated financial statements at December 31, 2006 (please see the related reports for more information). These consolidated half-year financial statements may not include all the information required to be reported in the annual financial statements and must be read together with the financial statements for the period ended December 31, 2006.

In addition to the accounting policies adopted at December 31, 2006, following the acquisition of former Yukos assets in the 2nd Quarter of 2007, which resulted in the proportionate consolidation of a number of companies operating in the field of natural gas exploration and extraction, beginning with these half-year consolidated financial statements the Group now adopts the recognition and measurement policies for mining businesses as concerns tangible and intangible assets. In particular:
▪	costs incurred to purchase mineral rights are recognized related to the assets acquired (exploration potential, probable reserves, possible reserves, certain reserves) and allocated to the various assets acquired based on the present value of the expected future cash flows. The costs for acquiring certain, probable, and likely reserves are recognized as assets. The cost of certain reserves, which is recognized under property, plant and equipment, is depreciated using the unit-of-production (UOP) method, as defined below, taking account of both developed and undeveloped reserves. The acquisition cost for probable and possible reserves, as well as exploration potential (i.e. the purchase costs for research permits or extensions of existing permits), is deferred under intangible assets until the outcome of the exploration activities is known. Where exploration is abandoned or unsuccessful, these costs are expensed; otherwise, they are reclassified to property, plant and equipment and depreciated using the UOP method;

▪	exploration costs incurred in order to verify the existence of a new field, both before and after the purchase of mineral rights, are expensed directly, with the exception of well-drilling costs, which are deferred until the outcome of exploration is known;

▪	development costs incurred to verify certain reserves and to build and install the systems needed for drilling, treatment, collection and storage of natural gas are recognized as assets and depreciated primarily using the UOP method, given that their useful life is closely connected with the availability of economically exploitable gas reserves. Under this method, the residual costs at the end of each quarter are depreciated at a rate based on the ratio of volumes extracted during the quarter to certain reserves remaining at the end of the quarter plus the volumes extracted during the quarter. This method is applied to the smallest aggregate that achieves a direct correlation between investment and certain reserves developed;

▪	costs related to production (extraction, routine well maintenance, transport, etc.) are expensed during the period in which they are incurred.
As a result of the integration, these interim consolidated financial statements include estimates of the value of mineral assets and liabilities, in addition to the estimates reported for the consolidated financial statements at December 31, 2006.

More specifically, the broadest application of estimates involves the measurement of the natural gas reserves using engineering techniques. In order to define a reserve as being certain, thereby identifying the quantity of natural gas that can be extracted with reasonable certainty over time, it is necessary to verify the existence of certain geological and engineering characteristics. Nonetheless, this assessment is often subject to change in response to changing conditions. Estimates are made based on the information currently available and are subject to the experienced judgment of management. Factors such as an increase in prices or a change in gas production compared with that of the original assessment may result in significant increases or decreases in the estimates.

Recently issued accounting standards

During the 1st Half of 2007 the European Union endorsed and published the following new accounting standards, amendments and interpretations to supplement the existing standards approved and published by the International Financial Reporting Interpretations Committee (IFRIC).

IFRIC 10 “Interim financial reporting and impairment”: the interpretation, which was adopted by the European Commission on June 1, 2007 with Regulation (EC) 610/2007,

takes effect starting as of the financial statements for periods beginning on or after November 1, 2006. The interpretation supplements the provisions of IAS 34 concerning the requirement to use the same accounting policies for interim financial reports as those used for the annual financial statements as well as those of IAS 36 and IAS 39 concerning the recognition of impairment losses on goodwill and certain financial assets. IFRIC 10 prohibits the reversal of an impairment loss recognized in an interim period in respect of goodwill or an investment in an equity investment classified as available for sale or in a financial asset carried at cost.

Enel is assessing the impact of this interpretation.

IFRIC 11 “Group and treasury share transactions”: the interpretation, which was adopted by the European Commission on June 1, 2007 with Regulation (EC) 611/2007, takes effect retroactively starting as of the financial statements for periods beginning on or after January 1, 2008. The interpretation establishes that:
▪	for payments to employees of subsidiaries involving own shares granted by the parent company, the subsidiary must measure the services received by the employees as share-based payments;

▪	for payments by subsidiaries to their employees involving shares of the parent company, the subsidiary must account for transactions with its employees as cash-settled transactions, regardless of the manner in which the shares used to settle the payment obligation were acquired.
Enel is assessing the impact of this interpretation.
2.	Risk management

Market risk

As part of its operations, Enel is exposed to different market risks, notably the risk of changes in interest rates, exchange rates and commodity prices.

To contain this exposure within the limits set at the start of the year as part of its risk management policies, Enel enters into derivative contracts using instruments available on the market.

Transactions that qualify for hedge accounting are designated as hedging transactions, while those that do not qualify for hedge accounting are classified as trading transactions. The total ineffective amount recognized in the income statement as at December 31, 2006, and June 30, 2007, came to €1.1 million and €1.2 million respectively.

Fair value is determined using the official prices for instruments traded on regulated markets. The fair value of instruments not listed on regulated markets is determined using valuation methods appropriate for each type of financial instrument and market data as of the close of the period (such as interest rates, exchange rates, commodity prices, volatility), discounting expected future cash flows on the basis of the market yield curve at the balance sheet date and translating amounts in currencies other than the euro using year-end exchange rates provided by the European Central Bank. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. With regard to contracts for differences (CFDs), at June 30, 2007, measurement was carried out using forward prices for electricity, taking account of the increased liquidity of the market concerned. Previously, in the absence of such reference market, CFDs were measured using a model based on the forward prices at the valuation date for the energy commodity analyzed, estimating developments in the electricity market. The new approach had no significant impact on the income statement given that the model already gave price estimates that were in line with market trends.

The impact on the income statement and shareholders’ equity of such measurement is essentially attributable to normal market developments.

The financial assets and liabilities associated with derivative instruments are classified as:
▪	cash flow hedges, mainly related to hedging the risk of changes in the cash flows associated with a number of long-term floating-rate loans and certain contracts entered into by Enel in order to stabilize revenues from the sale of electricity on the Italian Power Exchange (two-way contracts for differences);

▪	trading derivatives, related to hedging interest and exchange rate risk and commodity risk but which do not qualify for recognition under IAS 39 as hedges of specific assets, liabilities, commitments or future transactions.
The notional value of a derivative is the contractual amount on the basis of which differences are exchanged. This amount can be expressed as a value or a quantity (for example tons, converted into euro by multiplying the notional amount by the agreed price). Amounts denominated in currencies other than the euro are converted into euro at the exchange rate prevailing at the balance-sheet date.

The notional amounts of derivatives reported here do not represent amounts exchanged between the parties and therefore are not a measure of the Group’s credit risk exposure.

Interest rate risk

Various types of derivatives are used to reduce the amount of debt exposed to interest rate fluctuations and to reduce borrowing costs. These include interest rate swaps, interest rate collars, and swaptions.

Interest rate swaps are used in order to reduce the amount of debt exposed to changes in interest rates and to reduce the volatility of borrowing costs. In an interest rate swap, Enel enters into an agreement with a counterparty to exchange at specified intervals floating-rate interest flows for fixed-rate interest flows (agreed between the parties), both of which are calculated on the basis of a notional principal amount.

Interest rate collars are used to reduce the impact of potential increases in interest rates on its floating-rate debt. Such contracts are normally used when the fixed interest rate that can be obtained in an interest rate swap is considered too high with respect to Enel’s expectations for future interest rate developments. In addition, interest rate collars are also considered appropriate in periods of uncertainty about future interest rate developments, in order to benefit from any decreases in interest rates. In such cases, Enel normally uses zero-cost collars, which do not require the payment of a premium.

A swaption gives the holder the right to enter into an interest rate swap with specified characteristics at an agreed future date. Enel normally acquires the right to pay a fixed rate or sells the right to receive a fixed rate in the case of the exercise of the option in order to obtain, where the option is exercised, a swap paying a fixed rate lower than the current market rate.

All these contracts are agreed with a notional amount and expiry date lower than or equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or expected future cash flows is offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.

Accordingly, the fair value of the financial derivatives generally reflects the estimated amount that Enel would have to pay or receive in order to terminate the contracts at the balance-sheet date.

The market value of interest rate derivatives classified as cash flow hedges at June 30, 2007, was a negative €10 million (compared with a negative €79 million at December 31, 2006).

The following table reports the expected net financial income/(expense) in respect of these derivatives in the coming years, as well as the related amount resulting from a 10% increase or decrease in market interest rates. Actual changes in market interest rates may differ from the hypothetical changes.

Expected net financial income/(expense) in respect of interest rate derivatives in cash flow hedges

Millions of euro
	2nd Half of 2007	2008	2009	2010	2011	Beyond
Current rates decreased by 10%	(3)	(27)	8	7	7	66
Current rates at June 30, 2007	1	(8)	24	22	21	115
Current rates increased by 10%	4	11	40	37	34	165
The market value of interest rate derivatives classified in the trading book at June 30, 2007, was a negative €19 million (compared with a negative €26 million at December 31, 2006).

The following table reports the expected net financial expense in respect of these derivatives in the coming years, as well as the expected changes in such expense resulting from a 10% increase or decrease in market interest rates:

Expected net financial income/(expense) in respect of interest rate derivatives in the trading book

Millions of euro
	2nd Half of 2007	2008	2009	2010	2011	Beyond
Current rates decreased by 10%	(6)	(26)	(23)	(22)	(22)	(205)
Current rates at June 30, 2007	(4)	(9)	(6)	(7)	(6)	(27)
Current rates increased by 10%	(1)	8	10	10	10	150
Exchange rate risk

In order to reduce the exchange rate risk on foreign currency assets, liabilities and expected future cash flows, Enel uses foreign exchange forward and option contracts in order to hedge cash flows in currencies other than the euro.

These contracts are also normally agreed with a notional amount and expiry date equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or expected future cash flows of these contracts stemming from a potential appreciation or depreciation of the euro against other currencies is fully offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.

The market value of exchange rate derivatives at June 30, 2007, was a negative €36 million (compared with a negative €22 million at December 31, 2006).

The sensitivity analysis of exchange rate derivatives does not differ significantly from that reported for December 31, 2006, given that the related exchange rates and the present value of the exchange rate derivatives has not changed significantly.

Commodity risk management

Various types of derivatives are used to reduce the exposure to fluctuations in energy commodity prices, especially swaps and futures.

The exposure to the risk of changes in commodity prices is associated with the purchase of fuel for power plants and the purchase and sale of gas under indexed contracts as well as the purchase and sale of electricity at variable prices (indexed bilateral contracts and sales on Power Exchange).

The exposures on indexed contracts is quantified by breaking down the contracts that generate exposure into the underlying risk factors.

As regards electricity sold on the Italian Power Exchange, Enel uses two-way contracts for differences (CFDs), under which differences are paid to the counterparty if the Single National Price (SNP) exceeds the strike price and to Enel in the opposite case. No fixed premium is envisaged for these contracts.

The residual exposure in respect of sales on the power exchange not hedged through two-way contracts for differences is quantified and managed on the basis of an estimation of trends in generation costs in Italy.

The residual positions thus determined are aggregated on the basis of uniform risk factors that can be hedged in the market.

Enel had already also entered into one-way contracts for differences with the Single Buyer at the end of 2004. Under these contracts, if the SNP exceeds the strike price, Enel pays the difference. The Single Buyer pays Enel a fixed premium equal to the amount set by the auction for the relevant product.

The sensitivity analysis of commodity derivatives does not differ significantly from that reported for December 31, 2006, given that the related price scenario for the commodities at June 30, 2007 remains within the interval used for the analysis conducted at December 31, 2006.

Credit risk

Enel manages credit risk by operating solely with counterparties considered solvent by the market, i.e. those with high credit standing, and does not have any concentration of credit risk.

The credit risk in respect of the derivatives portfolio is considered negligible since transactions are conducted solely with leading Italian and international banks, diversifying the exposure among different institutions.

As part of activities related to purchasing fuels for thermal generation and the sale and distribution of electricity, the distribution of gas and the sale of gas to eligible customers, Enel grants trade credit to external counterparties. The counterparties selected are carefully monitored through the assessment of the related credit risk and the pledge of suitable guarantees and/or security deposits to ensure adequate protection from default risk.

Enel considers the economic impact in future years of any default by counterparties in its derivatives positions open at the reference date to be immaterial given the high credit standing of such counterparties, the nature of the instruments (under which only differential flows are exchanged) and the risk diversification achieved by breaking down positions among the various counterparties.

Liquidity risk

Liquidity risk is managed by the Group Treasury unit at Enel SpA, which ensures adequate coverage of cash needs (using lines of credit and issues of bonds and commercial paper) and appropriate management of any excess liquidity.

At June 30, 2007, Enel had committed lines of credit amounting to €5.6 billion, of which €3.4 billion had been drawn, and uncommitted lines of credit totaling €4.4 billion, of which €2.9 billion had been drawn.

In addition, Enel Finance International has an outstanding commercial paper program with a maximum amount of €4 billion, of which about €0.3 billion was available at June 30, 2007.

3.	Significant events in the 1st Half of 2007

Increase in stake in Fortuna

On February 2, 2007 Enel, acting through its Dutch subsidiary, Enel Investment Holding, acquired the entire share capital of the Panamanian company Globeleq Holdings Fortuna (now Enel Fortuna, a Panamanian-registered company) from Globeleq, which operates in the electricity sector in emerging markets. Thanks to this transaction, Enel has increased its indirect holding in the Panamanian hydroelectric generation company from 24.5% to 49%, enabling it to exercise full operational control of Fortuna. Enel Investment Holding paid $161.3 million for the stake, equal to about €124.5 million at the exchange rate prevailing on the transaction date.

Acquisition of Endesa

Acquisition of shares

On February 27, 2007 Enel, acting through its subsidiary Enel Energy Europe (EEE), purchased 105,800,000 shares of Endesa SA (Endesa), Spain’s leading electricity generator, equal to 9.99% of that company’s share capital, at a price of €39 per share for a total of €4,126.2 million. The Endesa shares, acquired through an off-market transaction with institutional investors, were financed with cash flow and existing lines of credit, without any involvement of other Endesa shareholders.

Subsequently, in three transactions carried out on March 1, 2 and 12, 2007, EEE entered into share swap agreements with UBS Limited and Mediobanca in which the underlying was represented by a maximum of 158,601,597 shares of Endesa (14.98% of the share capital). On June 1, 2007, after obtaining the required administrative authorizations, EEE requested physical settlement of the swaps through delivery of the shares, which took place on June 6, 2007. As a result, EEE acquired 158,601,597 Endesa shares, raising its holding to 264,401,597 shares, or from 9.99% to 24.97% of share capital.

Agreement between Enel and Acciona for the joint management of Endesa

On March 26, 2007, Enel signed an agreement with Acciona, one of the leading Spanish groups operating at the international level in the development and operation of infrastructure, services and energy from renewables, for the joint management of Endesa, to be implemented also through a public tender offer. The agreement was subject to the condition (now satisfied) that E.On not acquire more than 50% of Endesa through its own tender offer under way at the time the agreement was signed. In addition to establishing the relations associated with their current and future equity stakes in Endesa, the parties also specified the mechanisms that will govern their joint control should the offer be successful.

Enel also granted Acciona a put option for all shares that it directly or indirectly holds. The option may be exercised one time only, on the terms and conditions specified in the agreement, at any time between the third and tenth year from the signing date of the accord. The conditions of the option also allow Enel to designate another purchaser while remaining as guarantor of the settlement of the transaction.

Agreement between Enel, Acciona and E.On

On April 2, 2007 Enel and Acciona signed an agreement with E.On under which the latter agreed to refrain from any direct or indirect attempt to acquire a holding in Endesa in the four years subsequent to the agreement, assuming that the tender offer launched by E.On is unsuccessful. At the same time, Enel and Acciona agreed to transfer to E.On a number of assets owned by Endesa and Enel, subject to acquiring effective control of Endesa through a tender offer, in line with the agreement of March 26, 2007.

The assets will be transferred to E.On once Acciona and Enel have control of Endesa, the transaction is approved by the corporate bodies of Endesa and it has received the necessary administrative authorizations.

Public tender offer for Endesa

On April 11, 2007, following the announcement of the failure of the E.On public tender for Endesa, Enel (acting through its subsidiary Enel Energy Europe) and Acciona presented Spain’s Comisión Nacional del Mercado de Valores (CNMV) a joint offer for 100% of Endesa shares. In line with the agreement between Enel and Acciona, the shares obtained through the joint offer will be allocated to the latter in the amount of up to 3.974% of Endesa share capital, while the remainder will be acquired by Enel. Accordingly, following the successful completion of the offer Acciona will hold shares equal to 25.01% of Endesa, while Enel will hold a stake that can vary, depending on the outcome of the offer, from between 24.99% to 74.99% of Endesa.

Acquisition of AMP Resources

On March 19, 2007, Enel, acting through its subsidiary Enel North America, acquired AMP Resources LLC (AMP) from AMP Capital Partners and another minority investor. The acquisition includes one operational geothermal project and four projects at an advanced development stage for a total capacity of about 150 MW that Enel North America will complete over the next four years.

The projects, located in Nevada, California and Utah, should generate sufficient renewable power to meet the annual electricity demand of about 100,000 US households once they are fully operational.

Acquisition of Yukos assets in joint venture with Eni

On April 4, 2007 Enel, in partnership with Eni through Enineftegaz (in which Enel has a stake of 40% and Eni 60%), won the tender for the acquisition from Yukos of a set of gas assets, with an offer of about $5.83 billion.

The main assets are:
▪	100% of OAO Arcticgaz;

▪	100% of ZAO Urengoil;

▪	100% of OAO Neftegaztechnologiya;

▪	20% of OAO Gazprom Neft (entirely transferred to Eni).
Arcticgaz, Urengoil and Neftegaztechnologiya have hydrocarbon exploration and production licenses for the region of Yamal Nenets, the largest gas production area in the world. These companies have total reserves of gas and oil equal to about 5 billion barrels of oil equivalent.

The investment of 20% of OAO Gazprom Neft did not form part of Enel’s side of the transaction as it was designated solely for transfer to Eni, as envisaged in the agreements governing the joint venture. At the conclusion of the tender Enel therefore paid $852 million, equal to 40% of the overall transaction value, excluding this asset from its share of the acquisition. The two partners granted Gazprom a call option for 51% of the companies acquired exercisable within 24 months of the tender award date.

The transaction marks Enel’s entry into the important upstream segment of the natural gas market and lays the foundations for Enel to operate as a vertically integrated player in that sector.

Acquisition of wind plants in Greece

On May 15, 2007, Enel agreed to purchase wind plants in Greece with an overall capacity of 127 MW, of which 84 MW already in service and 43 MW under construction. The plants are 50%-owned by the Greek construction group Copelouzos, already an Enel partner in Enelco. Enel made a down payment of €172 million.

Acquisition of OGK-5

On June 6, 2007, following a tender carried out in Moscow, Enel acquired a stake of 25.03% in OGK-5 (generation company no. 5), which has four thermal power plants in various parts of the country with a total capacity of about 8,700 MW. Established in 2004 as part of the industry reform program, OGK-5 is one of the six Russian thermal generation companies with assets strategically located in the most developed and fastest growing regions of the country Enel’s winning bid totaled $1,516 million (about €1,130 million).

On June 22, 2007 Enel agreed to acquire an additional 4.96% of OGK-5 for a total of about $281 million (about €210 million).

Agreement for privatization of Electrica Muntenia Sud

On June 11, 2007 Enel and Electrica SA, wholly owned by AVAS, Romania’s privatization agency, signed an agreement for the privatization of a majority stake in Electrica Muntenia Sud (EMS), the company the owns and operates the electricity distribution grid of Bucharest. With the transaction, Enel will acquire 50% of EMS directly from Electrica for €395 million. The holding will rise to 67.5% following subscription of a capital increase of €425 million if the State Property Fund does not exercise its right to acquire the shares issued as part of the capital increase (the stake will come to 63.3% if the Property Fund does exercise that right). The resources raised with the capital increase will be used to finance the company’s investment plans. Until the shares are transferred to Enel, Electrica will continue to control and manage Electrica Muntenia Sud, while Enel will participate in company management as an observer, in line with the provisions of the privatization agreement (the “interim management” period). Enel paid an advance of €40 million.

4.	Changes in the scope of consolidation

The scope of consolidation for the 1st Half of 2007 changed with respect to the same period of 2006 as a result of the following main transactions:
▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis as of that date;

▪	acquisition of a 66% interest in Slovenské elektrárne on April 28, 2006;

▪	acquisition of the remaining 40% stake in Maritza East III Power Holding on June 14, 2006, following which the Group now holds a 73% stake in Enel Maritza East 3 (formerly Maritza East III Power Company), a power generation company in Bulgaria;

▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Maritza East III power station;

▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). Enel now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;

▪	acquisition, on July 13, 2006, of 100% of Enel Erelis, which operates in the development of wind plants in France;

▪	acquisition, on August 1, 2006, of 100% of Hydro Quebec Latin America (now Enel Panama), which together with partner Globeleq (a private equity fund) exercises de facto control over Fortuna, which is therefore consolidated on a proportionate basis. On February 2, 2007, Enel then acquired a 100% interest in the Panamanian firm Globeleq Holdings Fortuna (now Enel Fortuna, a company registered in Panama), giving the company full control over Fortuna’s operations, with the company now being consolidated on a line-item basis;

▪	acquisition, on October 6, 2006, through the Brazilian subsidiary of Enel Latin America, Enel Brasil Partecipações, of 100% of ten companies in the Rede Group that own 20 mini-hydro plants;

▪	acquisition, on April 4, 2007, of a group of companies in the gas sector by Enineftegaz, a company jointly controlled by Eni Russia, a joint venture in which Enel has a stake of 40% and Eni 60%. As Enel exercises joint control, Enineftegaz is consolidated on a proportionate basis without taking account of the possible exercise of the call option by Gazprom.
The balance sheet effects of the other changes in the scope of consolidation do not affect the comparability of the figures for the two years considered.

As regards the acquisitions of RusEnergoSbyt, Enel Panama, and Enel Fortuna, the allocation of the cost of the equity investment to the value of the assets acquired and liabilities assumed was completed by the end of the 1st Half of 2007. The residual goodwill recognized can therefore be considered final. The following tables report the calculation of the goodwill and the balance sheet of the company at the acquisition date.

Calculation of RusEnergoSbyt goodwill

Millions of euro
Net assets acquired before allocation (1)	4

Fair value adjustments:
- Customer list	36
- Net deferred tax liabilities	(9)
Total adjustments	27

Net assets acquired after allocation (1)	31
Value of the transaction (2)	83
Goodwill	52

(1)	Net assets in proportion to Enel’s 49.5% interest.

(2)	Including incidental expenses of €1 million.
Balance sheet of RusEnergoSbyt at the acquisition date

	Book values before	Fair value	Book values
Millions of euro	June 21, 2006	adjustments	at June 21, 2006
Intangible assets	—	73	73
Inventories, trade and other receivables	6	—	6
Cash and cash equivalents	4	—	4
Other current and non-current assets	1	—	1
Total assets	11	73	84

Shareholders’ equity	8	55	63

Trade and other payables	3	—	3
Financial liabilities and other current and non-current liabilities	—	18	18
Total shareholders’ equity and liabilities	11	73	84

Calculation of Enel Panama goodwill

Millions of euro
Net assets acquired before allocation (1)	130

Fair value adjustments:
- Property, plant and equipment	22
- Intangible assets	18
- Net deferred tax liabilities	(12)
Total adjustments	28

Fortuna minority interests	(87)
Net assets acquired after allocation (1)	71

Value of the transaction (2)	119

Goodwill	48

(1)	Net assets in proportion to Enel’s 49.9% interest.

(2)	Including incidental expenses of €1 million.
Consolidated balance sheet of Enel Panama at the acquisition date

	Book values before	Fair value	Book values at
Millions of euro	August 1, 2006	adjustments	August 1, 2006
Property, plant and equipment	324	45	369
Intangible assets	—	36	36
Inventories, trade and other receivables	18	—	18
Cash and cash equivalents	8	—	8
Other current and non-current assets	48	—	48
Total assets	398	81	479

Shareholders’ equity	115	28	143
Minority interests	145	29	174
Total shareholders’ equity	260	57	317

Trade and other payables	7	—	7
Financial liabilities and other current and non-current liabilities	131	24	155
Total shareholders’ equity and liabilities	398	81	479

Calculation of Enel Fortuna goodwill

Millions of euro
Net assets acquired before allocation (1)	122

Fair value adjustments:
- Property, plant and equipment	23
- Intangible assets	17
- Net deferred tax liabilities	(12)
Total adjustments	28

Fortuna minority interests	(81)
Net assets acquired after allocation (1)	69

Value of the transaction (2)	125

Goodwill	56

(1)	Net assets in proportion to Enel’s 50.1% interest.

(2)	Including incidental expenses of €1 million.
Consolidated balance sheet of Enel Fortuna at the acquisition date

	Book values before	Fair value	Book values at
Millions of euro	February 2, 2007	adjustments	February 2, 2007
Property, plant and equipment	310	46	356
Intangible assets	—	35	35
Inventories, trade and other receivables	17	—	17
Cash and cash equivalents	9	—	9
Other current and non-current assets	29	—	29
Total assets	365	81	446

Shareholders’ equity	110	27	137
Minority interests	134	29	163
Total shareholders’ equity	244	56	300

Trade and other payables	10	—	10
Financial liabilities and other current and non-current liabilities	111	25	136
Total shareholders’ equity and liabilities	365	81	446
With regard to the acquisition of Enineftegaz through Eni Russia on April 4, 2007, the following table reports the assets acquired and liabilities assumed. The value of certain assets and liabilities was provisionally recognized pending completion of the measurement process. Consequently, the difference between the cost of the equity investment and the value of the assets and liabilities has been temporarily recognized under “Goodwill”.

Millions of euro
Property, plant and equipment	210
Intangible assets	642
Inventories, trade and other receivables	11
Cash and cash equivalents	27
Other current and non-current assets	33
Total assets	923

Trade and other payables	24
Financial liabilities and Other current and non-current liabilities	302
Sundry provisions	34
Total liabilities	360

Total net assets acquired	563

Goodwill	132

Value of the transaction (1)	695

(1)	Including incidental expenses.
Finally, with regard to the acquisition of Slovenské elektrárne and RusEnergoSbyt in the 1st Half of 2006, the final allocation of the cost of the transaction to the assets acquired and liabilities assumed took place after the preparation of the consolidated financial statements for the six months ended June 30, 2006. If the allocation of the price paid for the two acquisitions had been finalized at June 30, 2006, the Group’s consolidated results for the 1st Half of 2006 would have shown a €13 million decrease in net income for the period, while there would have been no impact on revenues for the period.

5.	Segment information

The results presented in the following tables reflect the organizational structure adopted on January 1, 2006, and used by management in assessing Group performance. This structure comprises the following divisions: Domestic Sales, Domestic Generation and Energy Management, Domestic Infrastructure and Networks, and the International Division.

Following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, effective as of April 1, 2006, the figures for the unit for the 1st Quarter of 2006 were reallocated from the Domestic Generation and Energy Management Division to the Domestic Sales Division for comparative purposes.

Segment information for the 1st Half of 2007 and 2006
Results for the 1st Half of 2007 (1)

	Continuing operations
		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total
Revenues from third parties	10,595	5,623	338	2,023	333	87	(142)	18,857
Revenues from other segments	22	2,201	2,406	33	116	459	(5,237)	-
Total revenues	10,617	7,824	2,744	2,056	449	546	(5,379)	18,857
Net income/(charges) from commodity risk management	(81)	70	—	(19)	—	—	—	(30)

Gross operating margin	115	1,911	1,782	627	(65)	97	(5)	4,462

Depreciation, amortization and impairment losses	138	465	420	256	8	41	—	1,328

Operating income	(23)	1,446	1,362	371	(73)	56	(5)	3,134

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	88
Income taxes	—	—	—	—	—	—	—	1,174

Net income (Group and minority interests)	—	—	—	—	—	—	—	2,048

Operating assets	6,820	16,882	17,593	11,655	896	2,991	(3,247)	53,590
Operating liabilities	6,417	4,074	4,152	4,058	1,421	2,397	(2,633)	19,886
Capital expenditure	17	489	665	313	11	25	—	1,520
Results for the 1st Half of 2006 (1)

	Continuing operations
		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total
Revenues from third parties	10,725	6,562	402	1,262	515	98	(499)	19,065
Revenues from other segments	51	1,343	2,365	2	67	412	(4,240)	-
Total revenues	10,776	7,905	2,767	1,264	582	510	(4,739)	19,065

Net income/(charges) from commodity risk management	(6)	(352)	—	—	(6)	—	—	(364)

Gross operating margin	154	1,858	1,736	373	134	97	9	4,361

Income from equity exchange transaction	—	—	—	—	263	—	—	263
Depreciation, amortization and impairment losses	49	437	402	122	7	42	—	1,059

Operating income	105	1,421	1,334	251	390	55	9	3,565

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(289)
Income taxes	—	—	—	—	—	—	—	1,249

Net income (Group and minority interests)	—	—	—	—	—	—	—	2,027
Operating assets (2)	6,948	16,752	16,875	10,008	1,013	1,771	(3,352)	50,015

Operating liabilities (2)	6,272	4,019	4,042	4,037	1,275	1,128	(2,884)	17,889
Capital expenditure	14	316	648	130	2	27	—	1,137

(1)	Segment revenues include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the year.

(2)	At December 31, 2006.

The following table reconciles segment assets and liabilities and the consolidated figures.

Millions of euro
	at June 30, 2007	at Dec. 31, 2006
Total assets	71,062	54,500
Financial assets, cash and cash equivalents	14,732	2,107
Tax assets	2,740	2,378
Segment assets	53,590	50,015
- of which:
Domestic Sales	6,820	6,948
Domestic Generation and Energy Management	16,882	16,752
Domestic Infrastructure and Networks	17,593	16,875
International	11,655	10,008
Parent Company	896	1,013
Services and Other Activities	2,991	1,771
Eliminations and adjustments	(3,247)	(3,352)

Total liabilities	51,349	35,475
Loans and other financial liabilities	28,081	14,661
Tax liabilities	3,382	2,925
Segment liabilities	19,886	17,889
- of which:
Domestic Sales	6,417	6,272
Domestic Generation and Energy Management	4,074	4,019
Domestic Infrastructure and Networks	4,152	4,042
International	4,058	4,037
Parent Company	1,421	1,275
Services and Other Activities	2,397	1,128
Eliminations and adjustments	(2,633)	(2,884)

Information on the Consolidated Income Statement

Revenues

6.a	Revenues from sales and services – €18,557 million

Millions of euro	1st Half
	2007	2006	Change

Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund	16,940	16,767	173
Revenues from the sale and transport of natural gas to end users	993	975	18
Revenues from fuel sales	112	271	(159)
Connection fees for the electricity and gas networks	317	323	(6)
Revenues for contract work in progress	5	64	(59)
Other sales and services	190	175	15

Total	18,557	18,575	(18)
“Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund” primarily include €2,696 million in revenues from the transport and sale of electricity on the free market (€1,449 million in the 1st Half of 2006), €6,546 million in revenues from the transport and sale of electricity on the regulated market (€7,874 million for the 1st Half of 2006), €4,588 million in revenues from the sale of electricity on the Power Exchange and to other domestic resellers (€5,274 million for the 1st Half of 2006), and €3,095 million in revenues from the sale of electricity abroad (€2,148 million for the 1st Half of 2006).

“Revenues from the sale and transport of natural gas to end users” came to €993 million for the 1st Half of 2007 and include €846 million in revenues from the sale of natural gas (€795 million for the 1st Half of 2006) and €147 million in revenues from the transport of natural gas (€180 million for the 1st Half of 2006).

“Revenues from fuel sales” came to €112 million for the 1st Half of 2007 and include €110 million for the sale of natural gas (€259 million for the 1st Half of 2006) and €2 million for the sale of other fuels (€12 million in the 1st Half of 2006).

“Revenues for contract work in progress” are related to engineering and construction for third parties.

The table below gives a breakdown of revenues by geographical area:

Millions of euro	1st Half
	2007	2006

Italy	15,414	16,424
European Union	2,499	1,745
Rest of Europe	417	294
America	143	95
Middle East	5	3
Other	79	14

Total	18,557	18,575
6.b	Other revenues – €300 million

Millions of euro	1st Half
	2007	2006	Change

Reimbursement of stranded costs for Nigerian gas	77	77	—
Gains on disposal of assets	—	93	(93)
Gains on sale of non-current assets	24	4	20
Other revenues	199	316	(117)

Total	300	490	(190)
“Gains on sale of non-current assets” for the 1st Half of 2006 include the €85 million gain on the sale of the electricity distribution network in a number of municipalities in the Province of Modena.

The change in “Other revenues” is essentially attributable to the recognition in the 1st Half of 2006 of revenues of €92 million from the implementation of the settlement with Siemens (€51 million) and prior-year items with the ISO, now Terna (€41 million).

7.	Income from equity exchange transaction – €0 million

In the 1st Half of 2006, this item included the gain (€263 million) on the sale of Wind through the exchange of a 30.97% stake in Wind with a 20.9% stake in Weather Investments.

Costs

8.a	Raw materials and consumables – €11,144 million

Millions of euro	1st Half
	2007	2006	Change

Electricity	8,606	8,304	302
Fuel and gas	2,263	3,003	(740)
Materials	275	339	(64)

Total	11,144	11,646	(502)
- of which capitalized	254	247	(3)
Electricity purchases include €4,397 million in purchases from the Single Buyer, €1,483 million in purchases from the Electricity Market Operator and imports of €314 million.

The purchases of fuel and gas include €1,499 million in natural gas purchases and €764 million in the purchase of other fuels.

8.b	Services – €2,041 million

Millions of euro	1st Half
	2007	2006	Change

Electricity and gas wheeling	980	582	398
Maintenance and repairs	207	175	32
Telephone and postal	135	148	(13)
Communication services	33	39	(6)
Leases and rentals	236	210	26
Other	450	410	40

Total	2,041	1,564	477
“Electricity and gas wheeling” in the 1st Half of 2007 reflects developments in sales of electricity on the domestic free market.

8.c	Personnel – €1,484 million

Millions of euro	1st Half
	2007	2006	Change

Wages and salaries	1,017	999	18
Social security contributions	328	261	67
Termination benefits	81	55	26
Other costs	58	56	2

Total	1,484	1,371	113
- of which capitalized	245	181	64

Personnel costs for the 1st Half of 2007 totaled €1,484 million, which includes capitalized costs in the amount of €245 million. Social security contributions for the period include €55 million in respect of a dispute with the National Social Security Institute (INPS).

8.d	Depreciation, amortization and impairment losses – €1,328 million

Millions of euro	1st Half
	2007	2006	Change

Depreciation	1,109	972	137
Amortization	92	76	16
Impairment losses	127	11	116

Total	1,328	1,059	269
“Impairment losses” for the 1st Half of 2007 are entirely accounted for by writedowns of trade receivables, including €109 million related to trade receivables on domestic electricity sales.

8.e	Other operating expenses – €195 million

Millions of euro	1st Half
	2007	2006	Change

Provisions for risks and charges	7	16	(9)
Purchase of green certificates	38	(4)	42
Charges for CO2 emissions	(1)	22	(23)
Taxes and duties	81	71	10
Other	70	82	(12)

Total	195	187	8
“Charges for CO2 emissions” include costs for the purchase of allowances during the period (€9 million), net of the effect of recalculating the deficit for the previous period and the measurement of the surplus of allowances as at June 30, 2007 (totaling €10 million).

8.f	Capitalized costs – €(499) million

This item includes €245 million in personnel costs and €254 million in materials costs, both related to in-house work.

9.	Net income/(charges) from commodity risk management – €(30) million

Net charges from commodity risk management reflect the change in prices for the purchase of electricity on the Power Exchange and the prices of the products used as benchmarks in this type of contract.

Millions of euro	1st Half
	2007	2006	Change

Income
Unrealized on contracts for differences	2	—	2
Unrealized on other contracts	46	50	(4)
Total unrealized income	48	50	(2)

Realized on other contracts	24	48	(24)
Total realized income	24	48	(24)
Total income	72	98	(26)

Charges
Unrealized on contracts for differences	—	(99)	99
Unrealized on other contracts	(50)	(79)	29
Total unrealized charges	(50)	(178)	128

Realized on contracts for differences	(2)	(228)	226
Realized on other contracts	(50)	(56)	6
Total realized charges	(52)	(284)	232
Total charges	(102)	(462)	360

TOTAL	(30)	(364)	334
10.	Financial income/(expense) – €87 million

Millions of euro	1st Half
	2007	2006	Change

Financial income
- interest and other income from non-current financial assets	27	2	25
- foreign exchange gains	52	45	7
- income from derivative instruments	329	43	286
- income from equity investments in other companies	330	15	315
- other income	101	56	45
Total income	839	161	678

Financial expense
- interest and other charges on financial debt	424	258	166
- foreign exchange losses	27	38	(11)
- expense on derivative instruments	106	57	49
- accretion of post-employment and other employee benefits	53	53	—
- accretion of other provisions	62	11	51
- other expenses	80	25	55
Total financial expense	752	442	310

TOTAL	87	(281)	368

Net financial expenses, net of income on investments in other companies, came to €243 million, a decline of €53 million from the 1st Half of 2006.

Of this increase in financial expenses, €166 million is related to interest expense and other charges related to financial debt, the average value of which increased for the first six months in relation to the same period of the previous year.

The €363 million increase in financial income net of income on investments in other companies is primarily related to the positive impact of interest rate and exchange rate hedging transactions during the six-month period. To these positive effects, we can also add the income of €144 million from exercising the call option for physical delivery contained in the equity swaps as part of the purchase of a further 14.98% stake in Endesa.

Income from investments in other enterprises, in the amount of €330 million, includes €301 million for the dividend approved by Endesa shareholders on June 20, 2007.

11.	Share of income/(expense) on investments accounted for using the equity method – €1 million

Millions of euro	1st Half
	2007	2006	Change

Income from associates	4	2	2
Expense on associates	3	10	(7)

Total	1	(8)	9
“Income from associates” essentially refers to the income for the companies accounted for using the equity method, while the charges on investments in associates reflect the capital deficit of a number of minor associates.

12.	Income taxes – €1,174 million

Millions of euro	1st Half
	2007	2006	Change

Current taxes	964	841	123
Adjustments for income taxes related to prior years	(23)	(6)	(17)
Deferred tax liabilities	91	46	45
Deferred tax assets	142	368	(226)

Total	1,174	1,249	(75)
The tax charge for the 1st Half of 2007 amounts to an estimated €1,174 million, equal to 36.4% of taxable income, compared with the 38.1% of the same period of the previous year. Foreign taxes for the period are estimated at €78 million.

Information on the Consolidated Balance Sheet

Assets

Non-current assets

13.	Property, plant and equipment – €35,585 million

Changes in property, plant and equipment for the 1st Half of 2007 are shown below:

									Assets
				Industrial and					under
			Plant and	commercial	Mineral	Other	Leased	Leasehold	constr. &
Millions of euro	Land	Buildings	machinery	equipment	assets	assets	assets	improvements	advances	Total

Cost	389	8,021	69,355	404	—	673	292	119	2,886	82,139
Accumulated depreciation	—	3,615	42,737	304	—	493	67	77	—	47,293

Balance at Dec. 31, 2006	389	4,406	26,618	100	—	180	225	42	2,886	34,846

Capital expenditure	2	11	358	8	—	21	—	—	1,022	1,422
Assets entering service	—	48	448	—	—	1	—	—	(497)	—
Depreciation	—	(133)	(911)	(9)	—	(32)	(16)	(8)	—	(1,109)
Impairment losses	—	—	—	—	—	—	—	—	—	—
Change in scope of consolidation	2	1	200	—	140	24	—	21	34	422
Exchange rate differences	—	29	70	2	—	—	5	—	11	117
Ordinary disposals and other changes	(33)	(76)	—	(1)	—	—	—	—	(3)	(113)
Total changes	(29)	(120)	165	—	140	14	(11)	13	567	739

Cost	360	8,048	69,986	410	140	701	307	148	3,453	83,553
Accumulated depreciation	—	3,762	43,203	310	—	507	93	93	—	47,968

Balance at June 30, 2007	360	4,286	26,783	100	140	194	214	55	3,453	35,585
“Plant and machinery” include assets to be relinquished with a net book value of €2,163 million, mainly hydroelectric power plants (€2,124 million, of which €349 million refers to the plant of the Spanish companies).

“Mineral assets” include the value of certain fuel reserves acquired following the acquisition of former Yukos assets through Enineftegaz.

“Leased assets” mainly regard the sale and lease back agreement for the V1 nuclear power plant at Jaslovske Bohunice and the hydroelectric plant at Gabcikovo, the signing of which was a necessary condition for the start of the privatization of the Slovakian electricity system. In particular, the lease contract for the V1 plant covers the entire remaining useful life of the asset and the period between the end of generation and the start of the decommissioning process, while that for the Gabcikovo plant has a 30-year term as from April 2006.

The following table reports the minimum lease payments and the related present value.

Millions of euro	Minimum lease payments	Present value

2007	4	3
2008-2012	31	16
After 2012	102	64

Total	137	83
Changes in the scope of consolidation for the 1st Half of 2007 primarily concern the following transactions:
▪	acquisition of former Yukos assets through the Enineftegaz joint venture (up €210 million);

▪	acquisition of Enel Fortuna (up €179 million);

▪	acquisition of AMP Resources (up €22 million);

▪	acquisition of companies in Spain in the area of renewable energy sources (up €15 million).
The types of capital expenditure made during the 1st Half of 2007 are summarized below.

Millions of euro	1st Half
	2007	2006	Change

Power plants:
- thermal	498	269	229
- hydroelectric	82	55	27
- geothermal	40	29	11
- nuclear	24	35	(11)
- alternative energy resources	71	35	36
Total power plants	715	423	292

Electricity distribution networks	600	563	37
Gas distribution networks	36	36	—
Land, buildings and other assets and equipment	71	27	44

TOTAL CAPITAL EXPENDITURE	1.422	1.049	373
Capital expenditures in power plants totaled €715 million, an increase of €292 million over the same period of the previous year. Expenditures primarily concerned transformation projects for thermal plants and refurbishing and repowering for security and environmental purposes (upgrading of hydraulic plant, environmental improvements, etc.).

Investments in the electricity distribution network totaled €600 million, up €37 million from the same period of the previous year.

14.	Intangible assets – €3,906 million

Changes in intangible assets for the 1st Half of 2007 are shown below:

		Industrial	Concessions,
		patents and	licenses,			Assets under
	Development	intellectual	trademarks and	Mineral		development
Millions of euro	costs	property rights	similar rights	assets	Other	and advances	Goodwill	Total

Cost	42	482	128	—	759	148	2,271	3,830
Accumulated amortization	7	317	41	—	483	—	—	848
Balance at Dec. 31, 2006	35	165	87	—	276	148	2,271	2,982

Capital expenditure	—	7	4	—	14	73	—	98
Assets entering service	—	28	—	—	4	(32)	—	—
Exchange rate differences	—	—	(1)	—	1	—	6	6
Changes in scope of consolidation	—	—	19	642	12	—	226	899
Amortization	(1)	(46)	(7)	—	(38)	—	—	(92)
Other changes	(1)	9	17	—	38	(9)	(41)	13
Total changes	(2)	(2)	32	642	31	32	191	924

Cost	41	526	167	642	828	180	2,462	4,846
Accumulated amortization	8	363	48	—	521	—	—	940
Balance at June 30, 2007	33	163	119	642	307	180	2,462	3,906
The individual items making up intangible assets are commented below.

“Industrial patents and intellectual property rights” relate mainly to costs incurred in purchasing software and open-ended software licenses. The most important applications relate to invoicing and customer management, the development of Internet portals and the management of company systems. Amortization is calculated on a straight-line basis over the item’s residual useful life (on average between three and five years).

“Mineral assets” refer to the former Yukos assets, which were acquired through Enineftegaz in a joint venture with Eni.

“Other” intangible assets include the amount paid in business combinations allocated to the customers of the companies acquired in the gas sales and electricity distribution sectors abroad. Amortization is calculated on a straight-line basis over the average duration of the relationships with the customers acquired or the concessions.

“Goodwill” amounted to €2,462 million, an increase of €191 million compared with the corresponding period of the previous year.

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Enel Viesgo Generación	657	657	—
Slovenské elektrárne	624	609	15
Enel Energia	579	579	—
Enineftegaz	132	—	132
Enel North America	106	75	31
Enel Unión Fenosa Renovables	85	82	3
Enel Latin America	64	66	(2)
Enel Fortuna	54	—	54
RusEnergoSbyt	52	79	(27)
Enel Panama	45	60	(15)
Electra de Viesgo Distribución	24	24	—
Enel Maritza East 3	15	15	—
Enel Erelis	14	14	—
Wisco	5	5	—
Enel Rete Gas	4	4	—
Enel Operations Bulgaria	2	2	—

Total	2,462	2,271	191
The allocation of the cost of the equity investments in Enel Panama, Enel Fortuna and RusEnergoSbyt to the value of the assets acquired and liabilities assumed was completed by the end of the 1st Half of 2007. The goodwill recognized can therefore be considered final and subject to impairment tests. The changes for Enel Panama and RusEnergoSbyt are the consequence of the completion of the business combination. As regards the other acquisitions made during the 2nd Half of 2006 and 1st Half of 2007, the differences between the cost of the investments and the fair value of the assets acquired and liabilities assumed have been recognized on a provisional basis as goodwill pending more accurate allocation.

As regards the recoverable amount of goodwill definitively recorded in the financial statements at December 31, 2006, in the absence of evidence of any reduction in value, the Group has not performed any impairment test.

15.	Deferred tax assets – €1,423 million

Below is a detail of changes in “Deferred tax assets” by type of timing difference and calculated based on prevailing tax rates.

		Increase/(Decrease)		Changes
		taken to income	Other	in scope of
Millions of euro		statement	changes	consolidation
	at Dec. 31, 2006				at June 30, 2007

Nature of the temporary differences:
Impairment of property, plant and equipment and intangible assets	57	—	—	—	57
Accruals to provisions for risks and charges and impairment losses with deferred deductibility	566	(135)	(44)	—	387
Tax losses carried forward	65	(7)	(8)	—	50
Measurement of financial assets	43	—	5	—	48
Other items	823	—	53	5	881

Total	1,554	(142)	6	5	1,423
At June 30, 2007, deferred tax assets totaled €1,423 million, a decrease of €131 million compared with December 31, 2006.

The change is essentially ascribable to the recognition in the income statement of the amount deductible for the period (€142 million), mainly referring to provisions for risks and charges and prior impairments of equity investments on which tax deductibility is deferred over more than one year.

It should also be noted that no deferred tax assets were recorded in relation to the prior tax losses in the amount of €660 million of two holding companies located in the Netherlands and Luxembourg (€486 million), because the tax laws in force in the countries in question do not treat the expected income (dividends) of the companies as taxable.

16.	Equity investments accounted for using the equity method – €1,252 million

			Capital		Income	Other
Millions of euro		% held	increases	Acquisitions	effect	changes		% held
	at Dec. 31, 2006						at June 30, 2007

OGK-5	—		—	1,130	—	—	1,130	25.03%
LaGeo	—		37	—	3	25	65	28.40%
Idrosicilia	9	40.00%	—	—	—	—	9	40.00%
Cesi	7	25.92%	—	—	—	—	7	25.92%
Compagnia Porto di Civitavecchia	7	25.00%	—	—	—	—	7	25.00%
Aes Distribuidores Salvadorenos	5	20.00%	—	—	—	—	5	20.00%
Other	28		1	—	(2)	2	29

Total	56		38	1,130	1	27	1,252
Changes for the first six months reflect the acquisition during the period of a 25.03% stake in the Russian power generation company OGK-5 (€1,130 million), as well as the increase in the investment in LaGeo from 12.50% to 28.40% following the acquisition, by way of the contribution of assets and services, of an additional stake, which led to the company being reclassified as an associate.

17.	Non-current financial assets – €11,699 million

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Equity investments in other companies	11,007	367	10,640
Other securities designated at fair value through profit or loss	115	114	1
Advances for acquisition of equity investments	422	—	422

Other receivables:
- financial receivables due from financing entities	30	14	16
- derivative contracts	107	37	70
- other items	18	962	(944)
Total other receivables	155	1,013	(858)

TOTAL	11,699	1,494	10,205

“Equity investments in other companies” break down as follows:

Millions of euro		% holding		% holding
	at June 30, 2007		at Dec. 31, 2006		Change

Endesa	10,632	24.97%	—	—	10,632
Terna	261	5.12%	262	5.12%	(1)
Red Electrica de España	47	1.00%	44	1.00%	3
LaGeo	—	—	25	12.50%	(25)
Echelon	35	7.56%	18	7.67%	17
Tri Alpha Energy	7	4.96%	7	6.18%	—
Other	25	—	11	—	14

Total	11,007	—	367	—	10,640
The equity investment in Endesa was recognized as an “equity investment in other companies” and measured at fair value owing to the current restriction on voting rights to 10%, which prevents the exercise of a significant influence.

“Other securities designated at fair value through profit or loss” are financial investments in asset management funds.

The “Advances for investments” refer to advance payments or deposits made during the 1st Half of 2007 concerning the acquisition of an additional 4.96% of OGK-5 in the amount of €210 million, the acquisition of the wind projects in Greece in the amount of €172 million, and Electrica Muntenia Sud in the amount of €40 million.

The decrease in “Other items” is essentially related to the reclassification of the €962 million receivable on the sale of the 26.1% stake in Weather Investments to “Current financial assets”.

The table below shows the carrying amount and the fair value of long-term financial receivables, including the portion due within twelve months:

Millions of euro	Carrying amount	Fair value	Carrying amount	Fair value
	at June 30, 2007		at Dec. 31, 2006

Long-term financial receivables	1,139	1,139	1,120	1,120

Long-term financial receivables	1,139	1,139	1,120	1,120
The €19 million increase in long-term financial receivables is due primarily to the disbursement of consumer credit to Italian employees of the Enel Group by Enel Factor.

The following table shows the notional amounts and the fair value of derivative contracts classified under non-current financial assets.

Millions of euro	Notional value		Fair value
	at June 30, 2007	at Dec. 31, 2006	at June 30, 2007	at Dec. 31, 2006	Change

Cash flow hedge derivatives:
- interest rates	2,954	2,586	107	37	70

Total	2,954	2,586	107	37	70
The increase in the fair value of the interest-rate derivatives is primarily due to the increase in interest rates during the 1st Half of 2007, particularly at medium and long term.

18.	Other non-current assets – €1,773 million

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Receivable from the Electricity Equalization Fund	213	209	4
Receivables from State Decommissioning Fund	300	269	31
Other items	1,140	—	1,140

Other long-term receivables:
- tax prepayments on post-employment benefits	2	5	(3)
- loans to employees	43	45	(2)
- other receivables	75	40	35
Total other long-term receivables	120	90	30

TOTAL	1,773	568	1,205
The “Receivables from the State Decommissioning Fund” in the amount of €300 million is related to the amount paid by Slovenské elektrárne, as a nuclear power generation company, to the Slovakian national nuclear decommissioning fund in the manner and in accordance with the timetable established under Slovakian law.

“Other items” regard the recognition of the charge in respect of the liability generated by the measurement of the put option granted by Enel to Acciona in the agreement signed on March 26, 2007 (discussed in the report on operations), which can be exercised in accordance with the timing and conditions specified therein. The charge will form part of the cost of acquiring the equity investment should the tender offer be completed successfully.

Current assets

19.	Inventories – €1,283 million

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Raw materials, consumables and supplies:
- fuel	898	853	45
- materials, equipment and other inventories	269	207	62
Total	1,167	1,060	107

Buildings available for sale	116	148	(32)
Advances	—	1	(1)

TOTAL	1,283	1,209	74
“Raw materials, consumables and supplies” consist of fuel inventories to cover the company’s requirements for generation and trading activities, as well as materials and equipment for plant operation, maintenance and construction.

The buildings available for sale are related to remaining units from the Group’s real estate portfolio and are primarily civil buildings. The decrease is related to sales made during the period.

20.	Trade receivables – €8,144 million

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Customers:
- sale and transport of electricity	7,146	6,809	337
- distribution and sale of natural gas	607	712	(105)
- other activities	345	387	(42)
Total	8,098	7,908	190

Trade receivables due from associates	1	7	(6)
Receivables for contract work in progress	45	43	2

TOTAL	8,144	7,958	186
“Trade receivables” are recognized net of allowances for doubtful accounts, which totaled €425 million at June 30, 2007. The table below shows the changes in these allowances during the 1st Half of 2007.

Millions of euro

Balance at Dec. 31, 2006	482

Accruals	127
Utilization	(184)

Balance at June 30, 2007	425
21.	Current financial assets – €1,396 million

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Receivables for factoring advances	188	211	(23)
Derivative contracts	112	120	(8)
Other securities	25	25	—
Other	1,071	46	1,025

Total	1,396	402	994
The increase in “Other” is essentially related to the reclassification of the €962 million receivable on the sale of the 26.1% stake in Weather Investments falling due by June 2008.

The following table reports the notional values and the fair values of the derivative contracts, grouped by hedge type and designation.

Millions of euro	Notional value		Fair value
	at June 30, 2007	at Dec. 31, 2006	at June 30, 2007	at Dec. 31, 2006	Change

Cash flow hedge derivatives:
- interest rates	1	—	—	—	—
- exchange rates	137	25	4	—	4
- commodities	—	1,034	—	48	(48)
Total	138	1,059	4	48	(44)

Trading derivatives:
- interest rates	647	42	12	—	12
- exchange rates	2,602	208	18	2	16
- commodities	696	407	78	70	8
Total	3,945	657	108	72	36

TOTAL	4,083	1,716	112	120	(8)
Commodity derivates are related to:
▪	commodity derivatives on fuels, with a notional value of €617 million (€405 million at December 31, 2006) and a fair value of €35 million (€11 million at December 31, 2006);

▪	trading derivatives on electricity, with a net notional value of about €79 million (€2 million at December 31, 2006)and a fair value of €5 million (€1 million at December 31, 2006);

▪	embedded derivatives related to an energy sale contract in Slovakia, with a fair value of €38 million (€58 million at December 31, 2006).
22.	Cash and cash equivalents – €603 million

Cash and cash equivalents, detailed in the table below, are not restricted by any encumbrances, apart from €63 million primarily in respect of deposits pledged to secure transactions.

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Bank and post office deposits	598	541	57
Cash and cash equivalents on hand	5	6	(1)

Total	603	547	56
23.	Other current assets – €2,898 million

Millions of euro
	at June 30, 2007	at Dec. 31, 2006	Change

Receivable due from Electricity Equalization Fund	1,376	1,355	21
Receivable due from employees	16	14	2
Receivables due from others	1,272	975	297
Accrued operating income and prepaid expenses	234	109	125

Total	2,898	2,453	445
Including the portion of receivables classified as long-term (€213 million), total receivables due from the Electricity Equalization Fund at June 30, 2007, amounted to €1,589 million, while payables classified as operating liabilities amounted to €1,231 million.

“Receivables due from others” at June 30, 2007 amounted to €297 million, including the dividend, net of tax withholdings, approved by Endesa shareholders on June 20, 2007 (€256 million).

Liabilities and shareholders’ equity

24.	Equity attributable to the shareholders of the Parent Company – €18,968 million

During the 1st Half of 2007, 6,523,955 options that had been distributed under the stock option plans for 2002, 2003 and 2004 were exercised. The exercise of these options generated an increase of €41 million in equity through an increase in share capital of €7 million and in the share premium reserve of €34 million. In addition, as regards the exercised options, the share premium reserve increased by a further €1 million as a result of the reclassification from the specific stock option reserve.

Share capital – €6,183 million

Share capital at June 30, 2007, consisted of 6,182,720,234 ordinary shares with a par value of €1.00 each (6,176,196,279 shares at December 31, 2006).

At the same date, based on the shareholders register and other available information, no shareholders held more than 2% of the total share capital, apart from the Ministry for the Economy and Finance, which holds 21.11%, and its subsidiary Cassa Depositi e Prestiti, which holds 10.15%.

Other reserves – €4,861 million

Share premium reserve – €642 million

The change for the period reflects the exercise of stock options by beneficiaries.

Legal reserve – €1,453 million

Other reserves – €2,247 million

These include €2,215 million related to the remaining portion of the value adjustments carried out when Enel was transformed from a public entity to a joint-stock company.

Pursuant to Article 47 of the Uniform Tax Code (Testo Unico Imposte sul Reddito), this amount does not constitute taxable income when distributed.

Foreign currency translation reserve – €106 million

The increase in this aggregate for the period is attributable to the depreciation of the functional currency against the foreign currencies used by subsidiaries.

Reserve from measurement of financial instruments – €413 million

This item includes net gains related to the measurement of cash flow hedging derivatives recognized directly in equity, as well as income related to the fair value measurement of financial assets.

The table below shows the changes in gains and losses recognized directly in equity including minority interests and net of the related tax effects.

		Gains/(Losses)
		recognized	Released
		in equity	to income
Millions of euro		for the period	statement
	at Dec. 31. 2006			at June 30, 2007

Reserve for fair value measurement of cash flow hedging, effective portion	(15)	215	(87)	113
Reserve for fair value measurement of financial investments held for sale	177	128	—	305
Reserve for foreign exchange differences	126	44	—	170

Total gains/(losses) recognized in equity	288	387	(87)	588
The net deferred tax liabilities calculated on the balance at June 30, 2007, came to a negative €78 million (compared with a negative €7 million at December 31, 2006). The €71 million change for the period is due to €124 million in net deferred tax liabilities related to gains and losses recognized in equity and €53 million in taxes related to reserves released to the income statement for the period.

Statement of changes in equity

	Share capital and reserves attributable to the shareholders of the Parent Company									Equity
						Translation				attributable
						of financial	Reserve from	Reserve for		to the	Equity
		Share				statements	measurement	investments		shareholders	attributable	Total
	Share	premium	Legal	Other	Retained	in currencies	of financial	measured by the	Net income	of the Parent	to minority	shareholders’
	capital	reserve	reserve	reserves	earnings	other than euro	instruments	equity method	for the period	Company	interests	equity

January 1, 2006	6,157	511	1,453	2,245	5,923	40	2	—	2,726	19,057	359	19,416

Exercise of stock options	14	68	—	(14)	—	—	—	—	—	68	—	68
Stock option charges	—	—	—	8	—	—	—	—	—	8	—	8
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	—	94	94
Allocation of net income from the previous year	—	—	—	—	2,726	—	—	—	(2,726)	—	—	—
Dividends	—	—	—	—	(2,715)	—	—	—	—	(2,715)	—	(2,715)
Net income for period recognized in equity	—	—	—	—	—	(3)	55	37	—	89	8	97
Net income for period recognized on income statement	—	—	—	—	—	—	—	—	1,978	1,978	49	2,027
June 30, 2006	6,171	579	1,453	2,239	5,934	37	57	37	1,978	18,485	510	18,995

January 1, 2007	6,176	607	1,453	2,245	5,934	81	163	—	1,801	18,460	565	19,025

Exercise of stock options	7	35	—	(1)	—	—	—	—	—	41	—	41
Stock option charges	—	—	—	3	—	—	—	—	—	3	—	3
Change in consolidation method	—	—	—	—	—	—	—	—	—	—	94	94
Allocation of net income from the previous year	—	—	—	—	1,801	—	—	—	(1,801)	—		—
Dividends	—	—	—	—	(1,793)	—	—	—	—	(1,793)	(5)	(1,798)
Net income for period recognized in equity	—	—	—	—	—	25	250	—	—	275	25	300
Net income for period recognized on income statement	—	—	—	—	—		—	—	1,982	1,982	66	2,048
June 30, 2007	6,183	642	1,453	2,247	5,942	106	413	—	1,982	18,968	745	19,713

Non-current liabilities

25.	Long-term loans (including the portion falling due within 12 months) – €20,280 million This aggregate includes long-term payables related to bonds, bank loans, and other loans in euro and other currencies, including the portion falling due within twelve months.

The following table shows long-term debt and repayment schedules at June 30, 2007, grouped by loan and interest rate type.

					Portion
					falling due
					at more
			Nominal		than 12	Current
	Maturing	Balance	value	Balance	months	portion	Maturing in
							2nd Half of
		at June 30, 2007		at Dec. 31, 2006			2008	2009	2010	2011	Beyond

Bonds:
- listed, fixed rate	2008 - 2037	9,670	9,746	5,680	9,659	11	1,004	13	114	955	7,573
- listed, floating rate	2008 - 2014	1,629	1,636	633	1,629	—	50	86	100	—	1,393
- unlisted, fixed rate	2007 - 2010	67	67	91	55	12	54	1	—	—	—
- unlisted, floating rate	2007 - 2032	2,078	2,078	2,030	2,056	22	11	331	79	56	1,579
Total		13,444	13,527	8,434	13,399	45	1,119	431	293	1,011	10,545

Bank loans:
- fixed rate	2007 - 2015	115	115	130	75	40	3	20	9	9	34
- floating rate	2008 - 2026	3,201	3,221	3,215	2,980	221	115	284	256	253	2,072
- use of revolving credit lines	2010 - 2011	3,373	3,373	565	3,373	—	—	—	3,000	373	—
Total		6,689	6,709	3,910	6,428	261	118	304	3,265	635	2,106

Non-bank loans:
- fixed rate	2007 - 2026	121	123	132	95	26	14	7	6	7	61
- floating rate	2008 - 2020	26	26	41	24	2	1	2	1	1	19
Total		147	149	173	119	28	15	9	7	8	80

TOTAL		20,280	20,385	12,517	19,946	334	1,252	744	3,565	1,654	12,731
The balance for bonds is stated net of €465 million relating to the unlisted floating-rate “Special series of bonds reserved for employees 1994-2019”, which the Parent Company holds in portfolio.

The table below reports long-term financial debt by currency and interest rate.
Long-term financial debt by currency and interest rate.

		Nominal		Current interest	Effective
Millions of euro	Balance	value	Balance	rate	interest rate
	at June 30, 2007		at Dec. 31, 2006		at June 30, 2007

Euro	18,204	18,283	11,869	4.54%	4.61%

US dollar	224	226	222	8.82%	8.99%
Pound sterling	1,668	1,692	62	5.99%	6.10%
Swiss franc	5	5	13	5.64%	5.64%
Japanese yen	54	54	59	1.54%	1.54%
Slovakian koruna	66	66	235	4.46%	4.46%
Other currencies	59	59	57	7.88%	7.91%
Total non-euro currencies	2,076	2,102	648

TOTAL	20,280	20,385	12,517
Change in the nominal value of long-term debt

				Changes in		Exchange
			Change in	scope of	New	rate
Millions of euro	Nominal value	Repayments	own bonds	consolidation	financing	differences	Nominal value

	at Dec. 31, 2006					at June 30, 2007

Bonds	8,478	(39)	9	50	5,033	(4)	13,527
Bank loans	3,932	(319)	—	15	3,080	1	6,709
Non-bank loans	176	(26)	—	—	—	(1)	149

Total	12,586	(384)	9	65	8,113	(4)	20,385
Compared with the end of the previous year, the nominal value of long-term debt at June 30, 2007, increased by a total of €7,799 million, which is the net effect of €384 million in repayments and redemptions, €8,113 million in new financing, €65 million arising from changes in the scope of consolidation, €9 million due to changes in own bonds held, and €4 million in exchange rate gains.

The main repayments and redemptions for the first six-months of the year concerned bonds in the amount of €39 million, the repayment of maturing bank loans in the amount of €319 million, as well as non-bank loans in the amount of €26 million.
The main financing transactions in the first half of 2007 included the following:
▪	the launch by Enel on June 13, 2007 of a public multitranche bond issue under the Global Medium-Term Notes program for institutional investors in the euro market for a total value of about €4.98 billion. The issue was structured in the following five tranches:

	–	€1 billion at seven years at a floating rate, issue price of 99.757 with a coupon equal to 3-month Euribor plus 0.20% and a total yield of 0.24% over 3-month Euribor;

	–	€1.5 billion at ten years at a fixed rate of 5.25%, issue price of 99.582, equal to a spread of 0.34% over the swap rate for the same maturity and an effective yield of 5.305%;

	–	€850 million at twenty years at a fixed rate of 5.625%, issue price of 99.834, equal to a spread of 0.55% over the swap rate for the same maturity and an effective yield of 5.639%;

	–	£550 million (equal to about €815 million) at twelve years at a fixed rate of 6.25%, issue price of 99.671, equal to a spread of 0.83% over the gilt rate for an equivalent maturity and an effective yield of 6.194%;

	–	£550 million (equal to about €815 million) at thirty years at a fixed rate of 5.75%, issue price of 98.286, equal to a spread of 0.94% over the gilt rate for an equivalent maturity and an effective yield of 5.789%;

▪	the issue by Enel S.p.A. of an additional tranche of a bond issue placed privately with leading Italian insurance companies in the amount of €51 million maturing 2025;

▪	a €3 billion drawing on Enel SpA’s 5-year, €5 billion syndicated revolving credit line (which is renewable for a further two years) granted in November 2005.
On April 10, 2007, in order to finance the purchase of the stake in Endesa and to enable the subsequent restructuring of the Group’s debt, Enel SpA and Enel Finance International signed a multitranche syndicated line of credit totaling €35 billion with a maximum maturity of 5 years. The line of credit was divided into three tranches as follows: €10 billion maturing at 12 months, with an option to extend the maturity for a further 18 months; €15 billion maturing at 36 months; and €10 billion maturing at 60 months.
On June 18, 2007, following the aforementioned bond issue, the €35 billion syndicated line of credit was reduced to €30 billion, reducing the first tranche from €10 billion to €5 billion.
More specifically, the credit facility was used, in the amount of €21,871 million, to secure the bank guarantee presented on April 13, 2007 by a leading bank to the CNMV to back the payment commitments arising in respect of the tender offer.
On May 4, 2007, the Global Medium-Term Notes program issued by Enel SpA and Enel Finance International was renewed, with an increase in the related amount from €10 billion to €25 billion

It should also be noted that, in the first half of 2007, the bond issue with a residual value of €51 million maturing in 2013 issued by EGE Fortuna was consolidated following the consolidation of the latter.
The following table compares the carrying amount and the fair value of long-term debt, including the portion falling due within twelve months, broken down by category.

Millions of euro	Carrying amount	Fair value	Carrying amount	Fair value

	at June 30, 2007		at Dec. 31, 2006

Bonds:
- fixed rate	9,737	9,702	5,771	5,938
- floating rate	3,707	3,731	2,663	2,699
Total	13,444	13,433	8,434	8,637

Bank loans:
- fixed rate	115	116	130	133
- floating rate	6,574	6,567	3,780	3,785
Total	6,689	6,683	3,910	3,918

Non-bank loans:
- fixed rate	121	123	132	135
- floating rate	26	26	41	41
Total	147	149	173	176

TOTAL	20,280	20,265	12,517	12,731
The following tables show changes in the long-term loans for the period, distinguishing current from non-current portions.
Long-term loans (excluding the current portion)

Millions of euro	Carrying amount
	at June 30, 2007	at Dec. 31, 2006	Change

Bonds:
- fixed rate	9,714	5,735	3,979
- floating rate	3,685	2,640	1,045
Total	13,399	8,375	5,024

Bank loans:
- fixed rate	75	91	(16)
- floating rate	2,980	3,021	(41)
- revolving credit lines	3,373	565	2,808
Total	6,428	3,677	2,751

Non-bank loans:
- fixed rate	95	104	(9)
- floating rate	24	38	(14)
Total	119	142	(23)

TOTAL	19,946	12,194	7,752

Current portion of long-term loans

Millions of euro	Carrying amount

	at June 30, 2007	at Dec. 31, 2006	Change

Bonds:
- fixed rate	23	36	(13)
- floating rate	22	23	(1)
Total	45	59	(14)

Bank loans:
- fixed rate	40	39	1
- floating rate	221	194	27
Total	261	233	28

Non-bank loans:
- fixed rate	26	28	(2)
- floating rate	2	3	(1)
Total	28	31	(3)

TOTAL	334	323	11
At June 30, 2007, 64% of the net financial debt paid floating interest rates. Taking account of cash flow hedges using interest rate derivatives considered effective from an accounting point of view, exposure to interest rate risk at June 30, 2007, was 45%.
The Group’s main long-term financial debts are governed by covenants containing undertakings by the borrowers (Enel SpA and the other Group companies) and in some cases Enel SpA as guarantor that are commonly adopted in international business practice. The main covenants governing Enel’s debt regard the bond issues carried out within the framework of the Global Medium-Term Notes program, loans granted by the European Investment Bank (EIB), and the €30 billion syndicated line of credit. To date none of the covenants have been triggered.
The following section refers to a number of alternative performance indicators. For more information on the criteria used to construct the indicators and their relationship with the items in the financial statements, please see the report on operations.
The main commitments in respect of the bond issues in the Global Medium-Term Notes program can be summarized as follows:
▪	negative pledge clauses under which the issuer may not establish or maintain (except under statutory requirement) mortgages, liens or other encumbrances on all or part of its assets to secure any listed bond or bond for which listing is planned unless the same guarantee is extended equally or pro rata to the bonds in question;

▪	pari passu clauses, under which the securities constitute a direct, unconditional and unsecured obligation of the issuer and are issued without preferential rights among them and have at least the same seniority as other present and future bonds of the issuer;

▪	specification of default events, whose occurrence (e.g. insolvency, failure to pay principle or interest, initiation of liquidation proceedings, etc.) constitutes a default; under cross-default clauses, the occurrence of a default event in respect of any financial liability (above a threshold level) issued by the issuer or “significant” subsidiaries (i.e. consolidated companies whose gross revenues or total assets are at least 10% of gross consolidated revenues or total consolidated assets) constitutes a default in respect of the liability in question, which becomes immediately repayable;

▪	early redemption clauses in the event of new tax requirements, which permit early redemption at par of all outstanding bonds.
The main covenants governing the loans granted by the EIB can be summarized as follows:
▪	negative pledge clauses, under which the issuer undertakes not to establish or grant to third parties additional guarantees or privileges with respect to those already established in the individual contracts by the Company or Enel Group companies, unless an equivalent guarantee is extended equally or pro rata to the loans in question;

▪	clauses that require the guarantor (whether Enel SpA or banks acceptable to the EIB) to maintain its rating above a specified grade;

▪	in the case of guarantees provided by Enel SpA, the Group’s equity may not fall below a specified level;

▪	material changes clauses, under which the occurrence of a specified event (mergers, spin-offs, disposal or transfer of business units, changes in company control structure, etc.) gives rise to the consequent adjustment of the contract, without which the loan shall become repayable immediately without payment of any commission;

▪	requirements to report periodically to the EIB;

▪	requirement for insurance coverage and maintenance of property, possession and use of the works, plant and machinery financed by the loan over the entire term of the agreement;
▪	contract termination clauses, under which the occurrence of a specified event (serious inaccuracies in documentation presented in support of the contract, failure to repay at maturity, suspension of payments, insolvency, special administration, disposal of assets to creditors, dissolution, liquidation, total or partial disposal of assets, declaration of bankruptcy or composition with creditors or receivership, substantial decrease in equity, etc.) triggers immediate repayment.
The main covenants for the €30 billion syndicated line of credit are as follows:
▪	negative pledge clauses under which the borrower may not establish or maintain (with the exception of permitted guarantees) mortgages, liens or other encumbrances on all or part of its assets to secure any present or future financial liability;

▪	pari passu clauses, under which the payment undertakings constitute a direct, unconditional and unsecured obligation of the borrower and bear no preferential rights among them and have at least the same seniority as other present and future loans;

▪	specification of default events, whose occurrence (e.g. failure to make payment, breach of contract, insolvency or declaration of insolvency, business closure, government intervention or nationalization, disposal of the borrower by Enel, administrative proceeding with potential negative impact) constitutes a default; under cross-default clauses, the occurrence of a default event in respect of any financial liability (above a threshold level) of the issuer or “significant” subsidiaries (i.e. consolidated companies whose gross revenues or total assets are at least 10% of gross consolidated revenues or total consolidated assets) constitutes a default in respect of the liability in question, which becomes immediately repayable;

▪	periodic reporting requirements;

▪	mandatory early repayment clauses, under which the occurrence of a specified event (e.g. the issue of instruments on the capital market, new bank loans, stock issues or asset disposals) obliges the borrower to repay the related funds in advance at specific declining percentages based on the extent to which the line of credit has been drawn;

▪	a gearing clause, under which, at the end of each measurement period, consolidated net financial debt must not exceed a given multiple of the consolidated gross operating margin;

▪	a “subsidiary financial indebtedness” clause, under which the net aggregate amount of the financial debt of Enel’s subsidiaries (with the exception of the debt of “permitted subsidiaries”) must not exceed a given percentage of total consolidated assets.
The main covenants for the €5 billion revolving line of credit are as follows:
▪	negative pledge clauses under which the borrower (and a significant subsidiary) may not establish new guarantees on any form of financial debt with the exception of permitted guarantees;

▪	pari passu clauses, under which the payment undertakings constitute a direct, unconditional and unsecured obligation of the borrower and bear no preferential rights among them and have at least the same seniority as other present and future debts of the borrower;

▪	specification of default events, whose occurrence (e.g. failure to make payment, false statements, insolvency or declaration of insolvency of the borrower or certain of the significant subsidiaries, liquidation of the borrower or any significant subsidiary, disposal of the business, administrative proceeding with potential negative impact, illegal activity, nationalization or government expropriation or compulsory purchase of the borrower or a significant subsidiary) constitutes a default; under cross-default clauses, the occurrence of a default event in respect of any financial liability (above a threshold level) of the borrower or significant subsidiaries (i.e. consolidated companies whose gross revenues or total assets are at least 15% of gross consolidated revenues or total consolidated assets) constitutes a default in respect of the liability in question, which becomes immediately repayable;

▪	requirements to report periodically to Mediobanca.

Pursuant to the Consob instructions of July 28, 2006, the following table reports the net financial position at June 30, 2007 and December 31, 2006.

Millions of euro

	at June 30, 2007	at Dec. 31, 2006	Change

Cash on hand	5	6	(1)
Bank and post office deposits	598	541	57
Securities	25	25	—
Total cash and cash equivalents	628	572	56

Financial receivables due from associates	11	10	1
Factoring receivables	188	211	(23)
Short-term portion of long-term financial receivables	994	30	964
Total securities and short-term financial receivables	1,193	251	942

Short-term bank debt	(2,937)	(542)	(2,395)
Commercial paper	(3,684)	(531)	(3,153)
Short-term portion of long-term bank debt	(261)	(233)	(28)
Bonds (short-term portion)	(45)	(59)	14
Other loans (short-term portion)	(28)	(31)	3
Other short-term financial payables	(134)	(13)	(121)
Total short-term financial debt	(7,089)	(1,409)	(5,680)

Net short-term financial position	(5,268)	(586)	(4,682)

Long-term financial receivables	145	1,090	(945)

Debt to banks and financing entities	(6,428)	(3,677)	(2,751)
Bonds	(13,399)	(8,375)	(5,024)
Other loans	(119)	(142)	23
Total long-term financial debt	(19,946)	(12,194)	(7,752)

Net long-term financial position	(19,801)	(11,104)	(8,697)

TOTAL NET FINANCIAL POSITION	(25,069)	(11,690) (	13,379)
26.	Post-employment and other employee benefits — €2,594 million

Millions of euro

	at June 30, 2007	at Dec. 31, 2006	Change

Post-employment benefits	802	831	(29)
Other employee benefits	1,792	1,802	(10)

Total	2,594	2,633	(39)
The decrease in the liability for post-employment and other employee benefits was due primarily to the reduction in the workforce.

27.	Provisions for risks and charges — €4,019 million

			Taken to	Changes in
			income	scope of	Utilization and
Millions of euro		Accruals	statement	consolidation	other changes

	at Dec. 31, 2006					at June 30, 2007

Provision for litigation, risks and other charges:
- nuclear decommissioning	2,189	59	—	—	29	2,277
- non-nuclear plant retirement and site restoration	223	5	(2)	34	2	262
- litigation	348	40	(12)	—	(28)	348
- CO2 emissions charges	9	—	(9)	—	—	—
- other	960	98	(111)	—	(29)	918
Total	3,729	202	(134)	34	(26)	3,805

Provision for early-retirement incentives	422	—	—	—	(208)	214

TOTAL	4,151	202	(134)	34	(234)	4,019
The “nuclear decommissioning” provision regards the V1 and V2 plants at Jasklovske Bohunice and EMO 1 and 2 plants at Mochovce. It comprises: the provision for the disposal of radioactive waste in the amount of €293 million; the provision for the disposal of spent nuclear fuel in the amount of €1,274 million; and the provision for the disposal of nuclear power plants in the amount of €710 million. The amount and timing of the charges are estimated in a manner consistent with the operational approaches and financial assumptions adopted in preparing the consolidated financial statements at December 31, 2006, updated where any significant changes are considered to have occurred.
The “non-nuclear plant retirement and site restoration” provision represents the present value of the estimated cost for the retirement and removal of non-nuclear where there is a legal or constructive obligation to do so. The increase in the 1st Half of 2007 is largely related to the former Yukos assets, acquired through Enineftegaz, and is related to the gas extraction fields in Siberia.
The “litigation” provision covers contingent liabilities that could arise in respect of pending litigation and other disputes. It includes an estimate of the potential liability relating to disputes that arose during the period, as well as revised estimates of the potential costs associated with disputes initiated in prior periods. The estimates are based on the opinions of internal and external legal counsel.

“Other” provisions refer to various risks and charges, mainly in connection with regulatory disputes and disputes with local authorities regarding various duties and fees.
The “Provision for early-retirement incentives” includes the estimated charges related to binding agreements for the voluntary termination of employment contracts in response to restructuring needs.
28. Deferred tax liabilities — €2,907 million
Below is a detail of changes in deferred tax liabilities by type of timing difference and calculated based on prevailing tax rates.

		Increase/
		(Decrease)
		taken to	Change in
		income	scope of	Other
Millions of euro		statement	consolidation	changes

	at Dec. 31, 2006				at June 30, 2007

Nature of the temporary difference:
Differences on non-current and financial assets	2,013	109	—	24	2,146
Income subject to deferred taxation	20	(2)	—	(6)	12
Allocation of goodwill to assets	100	(2)	201	17	316
Measurement of financial instruments	50	—	—	76	126
Other items	321	(14)	—	—	307

Total	2,504	91	201	111	2,907
This item, which totaled €2,907 million at June 30, 2007, includes the deferred tax liabilities related primarily to differences between depreciation charged for tax purposes, including accelerated depreciation, and depreciation based on the estimated useful lives of assets.
The change in the scope of consolidation mainly regards the deferred tax liabilities resulting from the allocation of the goodwill from the acquisition of the former Yukos assets through Enineftegaz.
29. Non-current financial liabilities — €118 million
These consist of the fair value measurement of cash flow hedge derivatives. The following table shows the related notional amount and fair value of the derivatives.

Millions of euro	Notional value		Fair value

	at June 30, 2007	at Dec. 31, 2006	at June 30, 2007	at Dec. 31, 2006	Change

Cash flow hedge derivatives:
- interest rates	5,546	2,238	118	116	2

Total	5,546	2,238	118	116	2

Derivatives at June 30, 2007 were essentially composed of interest rate hedges on a number of long-term floating-rate loans. The negative fair value of these positions was largely offset by the reduction in the financial expense related to the loans hedged.

The increase in the notional value during the six-month period was essentially due to the new hedging transactions carried out in relation to the €5 billion bond issue on June 13, 2007.

30.	Other non-current liabilities — €2,333 million

Millions of euro

	at June 30, 2007	at Dec. 31, 2006	Change

Deferred operating liabilities	1,165	1,014	151
Other items	1,168	30	1,138

Total	2,333	1,044	1,289
“Deferred operating liabilities” basically regard revenues from connection fees and contributions that the Electricity Equalization Fund will grant Enel against cancellation of white certificates related to energy efficiency projects realized or acquired.

“Other items” include the fair value measurement (equal to €1,140 million) of the put option granted to Acciona in the agreement signed with Enel on March 26, 2007, which can be exercised in accordance with the timing and conditions specified therein.

Current liabilities

31.	Short-term loans — €6,755 million

At June 30, 2007, short-term loans totaled €6,755 million, an increase of €5,669 million over December 31, 2006, as detailed below:

	Carrying		Carrying		Carrying
Millions of euro	amount	Fair value	amount	Fair value	amount	Fair value

	at June 30, 2007		at Dec. 31, 2006		Change

Short-term amounts due to banks	2,937	2,937	542	542	2,395	2,395
Commercial paper	3,684	3,684	531	531	3,153	3,153
Other short-term financial payables	134	134	13	13	121	121

Total	6,755	6,755	1,086	1,086	5,669	5,669
The payables represented by commercial paper relate to issues outstanding at period-end in the context of the €4,000 million program launched in November 2005 by Enel Finance International and guaranteed by Enel SpA.

The notional value of the commercial paper came to €3,714 million at June 30, 2007 and is denominated in the following currencies: euro (€2,461 million); pounds sterling (the equivalent of €316 million); US dollars (the equivalent of €457 million); Swiss francs (the equivalent of €144 million), and Japanese yen (the equivalent of €336 million). The exchange rate risk in respect of currencies other than the euro is fully hedged by currency swaps.

32.	Trade payables — €5,830 million

This item totaled €5,830 million, a decline of €358 million compared with December 31, 2006, and includes payables for the supply of electricity, fuel, materials and equipment for tenders and sundry services.

33.	Current financial liabilities — €928 million

Millions of euro

	at June 30, 2007	at Dec. 31, 2006	Change

Deferred financial liabilities	157	177	(20)
Derivative contracts	758	753	5
Other items	13	11	2

Total	928	941	(13)
The following table shows the notional value and fair value of the derivative contracts.

Millions of euro	Notional value		Fair value

	at June 30, 2007	at Dec. 31, 2006	at June 30, 2007	at Dec. 31, 2006	Change

Cash flow hedge derivatives:
- interest rates	—	2	—	—	—
- exchange rates	96	1	3	—	3
- commodities	521	—	6	—	6
Total	617	3	9	—	9

Trading derivatives:
- interest rates	3,100	309	32	26	6
- exchange rates	3,769	1,340	55	24	31
- commodities	3,293	4,730	657	698	(41)
- other	—	—	5	5	—
Total	10,162	6,379	749	753	(4)

TOTAL	10,779	6,382	758	753	5
The cash flow hedges on commodities refer to two-way contracts for differences with a notional value of €521 million and a fair value of €6 million. These amounts refer both to the two-way contracts for differences with the Single Buyer for 2007 and the virtual power plant (VPP) contracts that Enel entered into with the counterparties selected through the auction of December 28, 2006. These agreements also take the form of two-way contracts for differences. At December 31, 2006, they were recognized under current assets because they had a positive fair value.

Trading derivatives on interest and exchange rates essentially include transactions entered into for hedging purposes, but which do not qualify for hedge accounting as defined by applicable accounting standards.

Trading derivatives on commodities concern:
▪	fuel trading, with a notional value of €591 million (€444 million at December 31, 2006) and a fair value of €40 million (€28 million at December 31, 2006);

▪	one-way contracts for differences, with a notional value of €1,684 million (€3,219 million at December 31, 2006) and a fair value of €93 million (€123 million at December 31, 2006);

▪	embedded derivatives related to energy contracts in Slovakia, with a notional value of €1,018 million (€1,012 million at December 31, 2006) and a fair value of €524 million (€540 million at December 31, 2006).
At December 31, 2006, Enel had open trading derivatives involving electricity with a notional value of €55 million and a fair value of €7 million.

34.	Other current liabilities and tax provision for the period — €5,529 million

Millions of euro

	at June 30, 2007	at Dec. 31, 2006	Change

Payables due to customers	1,517	1,572	(55)
Payables due to the Electricity Equalization Fund	1,231	948	283
Payables due to employees and employee associations	464	341	123
Taxes payable and tax provision for the period	1,347	221	1,126
Social security contributions payable	182	147	35
Other	788	877	(89)

Total	5,529	4,106	1,423
“Payables due to customers” include €784 million in security deposits related to amounts received from customers as part of electricity and gas supply contracts. Following the finalization of the contract, deposits for electricity sales, the use of which is not restricted in any way, are classified as current liabilities given that the company does not have an unconditional right to defer repayment beyond twelve months.

“Payables due to the Electricity Equalization Fund” essentially increased due to the €275 million rise in the payable related to certain rate components concerning general system charges and cost equalization.

35.	Related parties

As the main operator in the field of generation, transport and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with Terna — Rete Elettrica Nazionale (Terna), the Single Buyer, the Electricity Services Operator, and the Market Operator (each of which is controlled either directly or indirectly by the Ministry for the Economy and Finance).

Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.

Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.

Companies of the Domestic Sales Division acquire electricity from the Single Buyer and settle the contracts for differences related to the allocation of CIP 6 energy with the Electricity Services Operator, in addition to paying Terna fees for the use of the national transmission network. Companies that are a part of the Domestic Generation and Energy Management Division, in addition to paying fees for the use of the national transmission network to Terna, carry out electricity transactions with the Market Operator and on the Power Exchange.

Enel also acquires fuel for generation and gas distribution and sale from Eni, a company controlled by the Ministry for the Economy and Finance. Finally, Enel is involved in the joint venture Eni Russia with Eni, through which a number of former Yukos assets have been acquired in the 1st Half of 2007.

All transactions with related parties are concluded on normal market terms and conditions.

The following table summarizes the relationships:

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues

	at June 30, 2007		1st Half 2007

Single Buyer	407	1,601	4,863	635
Market Operator	1,099	575	1,512	3,023
Terna	472	479	1,033	1,048
Electricity Services Operator	227	320	—	171
Eni	4	183	460	115
Italian Post Office	—	52	84	7

Total	2,209	3,210	7,952	4,999

The following table shows transactions with associated companies outstanding at June 30, 2007 and carried out during the year.

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues

	at June 30, 2007		1st Half 2007

Cesi	1	8	4	—
LaGeo	30	1	—	1
Other companies	16	1	1	3

Total	47	10	5	4
In compliance with the Enel Group’s rules of corporate governance, in December 2006 the Board of Directors approved specific rules affirming and governing in greater detail the conditions for ensuring that transactions with related parties are carried out in accordance with criteria of procedural and substantive propriety.

With a view to assuring substantive propriety — in order to ensure fairness in transactions with related parties and to account for the special nature, value or other characteristics of a given transaction — the Board of Directors or the Internal Control Committee may ask independent experts to value the assets involved in the transaction and provide financial, legal or technical advisory services.

36.	Contractual commitments and guarantees

The commitments entered into by the Enel Group and the guarantees given to third parties are shown below:

Millions of euro

at June 30, 2007

Guarantees given:
- sureties and other guarantees granted to third parties	1,408

Commitments to suppliers for:
- electricity purchases	3,468
- fuel purchases	28,366
- various supplies	2,612
- tenders	1,412
- other	258
Total	36,116

TOTAL	37,524

Guarantees granted to third parties amounted to €1,408 million and include €740 million in commitments relating to the sale of real estate assets in connection with the regulations that, for a period of six years and six months from July 2004, govern the termination of leases and the related payments. The value of such guarantees is reduced annually by a specified amount.

The expected cash flow of the lease contracts, including forecast inflation, is as follows:
•	2nd Half of 2007: €36 million;

•	2008: €71 million;

•	2009: €72 million;

•	2010: €67 million;

•	2011: €54 million.
Commitments for electricity mainly regard imports from Switzerland and Germany, and are all related to the period from July 1, 2007 to December 31, 2011.

Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the period (given that fuel prices vary and are mainly set in foreign currencies). The total at June 30, 2007, was €28,366 million, of which €11,222 million refers to the period from July 1, 2007 to December 31, 2011, €10,607 million to the period 2012-2016, €6,340 million to the period 2017-2021, and the remaining €197 million beyond 2021.

37.	Contingent liabilities and assets

Compared with December 31, 2006, the following main changes in contingent liabilities and assets have occurred.

INPS circular no. 63 of May 6, 2005

concerning contribution obligations in respect of the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment benefit schemes)

On May 6, 2005, the Italian National Social Security Institute (INPS) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (all unemployment benefit programs). In regulating the matter, the circular specified that contributions to be paid in respect of the above programs are also applicable to State-controlled companies and national public entities involved in industrial activities that are not wholly public-owned. These include Enel and companies incorporated by Enel pursuant to Legislative Decree 79 of March 16, 1999, both for the period following the issue of the circular and retroactively as from the date on which they ceased to be entirely owned by public entities (in the case of Enel, as from the date of the IPO, in November 1999).

More specifically, under the provisions of the circular Enel SpA would be required only to make contributions to CIG and CIGS, while companies incorporated by Enel under Legislative Decree 79/1999 would also be required to contribute to the DS and Mobilità programs.

The Enel Group believes that it is not liable for these contributions as it does not meet the conditions for applicability. In particular, as regards past periods, the Group contests the payment of contributions for programs whose benefits it would not have been eligible to use.

The circular has been challenged for precautionary reasons before the administrative courts, requesting its suspension. The Regional Administrative Court rejected the appeal for suspension, stating that the matter fell under the exclusive jurisdiction of the ordinary courts. Enel therefore filed an appeal with the Labor Court, asking it to find that no contribution obligation existed for CIG, CIGS and Mobilità. The matter is still pending.

Owing to the complexity of the issues and the need for further study, INPS initially extended the deadline for the payment of accrued contributions. INPS subsequently felt it advisable to request an opinion from the Council of State and extended the deadline for settlement of the obligation until the opinion was issued.

In an opinion issued at the hearing of February 8, 2006, the second section of the Council of State ruled, specifically, that the circular may not have retroactive effect and that there are no grounds for levying penalties, therefore ordering that the circular be amended appropriately.

As regards the contribution for the Disoccupazione Involontaria program (involuntary unemployment), and therefore the Mobilità program (which applies only where the DS contribution is also due), the Ministry of Labor, upon completion of the inspection begun in December 2005 to ascertain whether the conditions exempting Enel and the companies incorporated by it under Legislative Decree 79/1999 from the contributions continued to hold, issued a Decree on August 1, 2006 in which it confirmed that both Enel SpA and the companies incorporated under it that are still members of the Enel Group have been exempt from the DS (and therefore Mobilità) schemes since they began operations. The confirmation of the contribution exemption also affects the Mobilità contribution, whose basis of calculation is the overall payroll subject to the contribution for Disoccupazione Involontaria.

However, despite the generally favorable situation for Enel and in conflict with the opinion issued by the Council of State (whose arguments were cited by the Rome Labor Court in its ruling no. 2384 of February 8, 2007 in Acea vs. INPS) and the findings of the decree issued by the Ministry of Labor, during 2006 and early 2007 Enel has received a number of tax assessments demanding payment of contributions for previous years for the CIG, CIGS, Mobilità and DS programs. The assessments were suspended at the initiative of INPS or with an injunction of the Labor Court, to which Enel has appealed the assessments received.

Most recently, in its message of July 10, 2007, terminating the suspension of the effectiveness of the provisions of circular no. 63/2005, INPS substantively incorporated the position expressed by the Council of State concerning the non-retroactivity of the provisions. Accordingly, it set the start date of contribution obligations for CIG and CIGS as from the pay period under way at the date circular no. 63/2005 was issued (May 2005), thus updating the original provisions.

In a separate message issued at the same time, INPS took cognizance of the provisions of the decree of the Ministry of Labor of August 1, 2006 concerning the exemption from contribution obligations for the DS (and thus the Mobilità) programs for Enel SpA and for the companies incorporated by it that still belong to the Enel Group, and issued the consequent operational instructions to enable the exemption to take effect.

As such, the pending dispute could be settled in conformity with the provisions of the INPS messages.

38.	Subsequent events

Tender offer for Endesa

On July 2, Enel and Acciona, in application of previous market announcements, adjusted the offer price set in the public tender offer that will be launched for 100% of Endesa to take account of the dividend distributed to Endesa shareholders. The new price is therefore set at €40.16 per share, being the difference between the €41.30 price per share announced on April 11 and the dividend of €1.14 per share approved by the Endesa shareholders on June 20 and paid on July 2, 2007.

On July 5, 2007, the European Commission approved the operation undertaken jointly by Enel and Acciona to acquire exclusive control of Endesa by way of a public tender offer.

On July 25, the Board of Directors of Spain’s Comisión Nacional del Mercado de Valores authorized the takeover bid for 100% of Endesa shares launched by Acciona and Enel Energy Europe and on July 27, the Spanish Council of Ministers authorized EEE to exercise the voting rights attaching to the shares it holds subsequent to the closure of the offer made — together with Acciona — for all of the share capital of Endesa.

On July 30, 2007, the acceptance period for the joint offer for Endesa shares began. It will close on October 1, 2007. The offer price is €40.16 in cash.

Acquisition of control of Porto Empedocle regasification terminal

On July 6, 2007, following up on the agreements reached in December 2005, Enel Trade completed the acquisition of 90% of Nuove Energie Srl, which is developing a regasification terminal at Porto Empedocle (Agrigento).

With the acquisition, Enel confirms its objective of building a new regasification terminal, an essential part of diversifying energy sources, boosting the flexibility of supply and enhancing the security of Italy’s gas system.

Construction of the plant will involve an estimated investment of more than 600 million euros, with the facility scheduled to enter service in 2011. The process of obtaining authorizations is at an advanced stage, as the Ministry for the Environment has already issued a positive environmental impact opinion for the land works and given the safety feasibility approval envisaged under the Seveso Law.

Completion of acquisition of an additional stake in OGK-5

On July 11, 2007, Enel completed the acquisition of an additional 4.96% of OGK-5 for an average price per share of less than $0.16, for which about $281 million (€210 million) was paid on June 22.

On August 16, the FAS (the Russian antitrust authority) authorized Enel to increase its stake to 100% of OGK-5. The authorization is valid for one year.

Bond issues

On July 26, 2007, the Board of Directors approved the issue of one or more bonds to be placed with institutional investors or retail investors to be listed (in whole or in part) on one or more regulated markets by June 30, 2008, with a total maximum amount of €10 billion. The operation is part of the program to refinance Enel’s debt, in particular the €35 billion credit facility (reduced to €30 billion in June) to finance the announced public tender offer for Endesa shares.

Investment in solar energy

On August 24, 2007, Enel announced investments of about €300 million in solar energy by 2010. The program provides for the construction of plants with more than 35 MW of capacity, avoiding emissions of about 30 thousand metric tons of CO2.

Distribution of interim dividend for 2007 approved

On September 5, 2007 the Board of Directors of Enel SpA approved the distribution of an interim dividend of €0.20 per share. The interim dividend will be paid as from November 22, 2007, with an ex-dividend date of November 19, 2007.

39.	Stock option plans

The following table summarizes developments in the Enel stock option plans still in place at June 30, 2007, detailing the main assumptions used in calculating their fair value.

Developments in stock option plans

Number of options	2002 plan	2003 plan	2004 plan	2006 plan	2007 plan	Total

Options granted at December 31, 2004	41,748,500	47,624,005	38,527,550	—	—	127,900,055
Options exercised at December 31, 2004	24,104,556	16,342,119	—	—	—	40,446,675
Options lapsed at December 31, 2004	4,824,000	3,237,700	1,231,000	—	—	9,292,700
Options outstanding at December 31, 2004	12,819,944	28,044,186	37,296,550	—	—	78,160,680
Options exercised in 2005	10,697,094	14,158,373	12,392,982	—	—	37,248,449
Options lapsed in 2005	48,500	50,726	394,500	—	—	493,726
Options outstanding at December 31, 2005	2,074,350	13,835,087	24,509,068	—	—	40,418,505
Options granted in 2006	—	—	—	31,790,000	—	31,790,000
Options exercised in 2006	1,319,050	11,726,012	6,079,571	—	—	19,124,633
Options lapsed in 2006	—	60,290	334,300	286,000	—	680,590
Options outstanding at December 31, 2006	755,300	2,048,785	18,095,197	31,504,000	—	52,403,282
Options granted in 1st Half of 2007	—	—	—	—	27,920,000	27,920,000
Options exercised in 1st Half of 2007	144,400	536,890	5,842,665	—	—	6,523,955
Options lapsed in 1st Half of 2007	—	—	27,200	—	—	27,200
Options outstanding at June 30, 2007	610,900	1,511,895	12,225,332	31,504,000	27,920,000	73,772,127

Fair value at grant date (euro)	0.17	0.37	0.18	0.27	0.29
Volatility	28%	28%	17%	14%	13%
Option expiry	Dec. 2007	Dec. 2008	Dec. 2009	Dec. 2012	Dec. 2013
On May 25, 2007, the Enel Ordinary Shareholders’ Meeting approved the 2007 stock option plan, granting the Board of Directors the powers required to carry out the plan, to be exercised in accordance with criteria established by the Shareholders’ Meeting. On June 26, 2007, the Board of Directors of Enel SpA, exercising the authority given to it by the Shareholders’ Meeting, authorized the granting of 27,920,000 options to about 410 Enel Group executives. Achievement of the targets set in the 2007 plan will be verified between 2009 and 2010.

As established by the Board of Directors, executives were divided into different brackets, with each bracket receiving a different number of options. The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Group, with a number of exceptions (for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.

The options may be exercised subject to a number of specific suspensory conditions. These include exceeding the Group target for gross operating margin and the performance of Enel shares with respect to the benchmark index indicated in the Regulations for each plan.
40.	Declaration of the manager responsible for the preparation of the company’s financial reports pursuant to the provisions of Article 154 bis, paragraph 2, of Legislative Decree 58/1998

The manager responsible for the preparation of the company’s financial reports, Luigi Ferraris, declares, pursuant to Article 154 bis, paragraph 2, of the Consolidated Law on Financial Intermediation, that the information contained in these consolidated half-year financial statements corresponds with that contained in the accounting documentation, books and records.

Attachments

Subsidiaries, associates and other significant equity investments of the Enel Group at June 30, 2007

In compliance with Consob Notice no. DEM/6064293 of July 28, 2006 and Article 126 of Consob Resolution no. 11971 of May 14, 1999, a list of subsidiaries and associates of Enel SpA at June 30, 2007, pursuant to Article 2359 of the Italian Civil Code, and of other significant equity investments is provided below. Enel has full title to all investments.

The following information is included for each company: name, registered office, activity, share capital, currency of account, Group companies that have a stake in the company and their respective ownership share, and the Group’s ownership share.

Subsidiaries consolidated on a line-by-line basis at June 30, 2007 (1)

	Registered								Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding		holding

at June 30, 2007

Parent Company:

Enel SpA	Rome	Italy	Holding company	6,176,196,279	Euro	—	—		—

Subsidiaries:

Aiten AS	Trnava	Slovakia	IT services	6,000,000	SKK	Slovenské elektrárne AS	66.00%		43.56%

Americas Generation Corporation	Panama	Panama	Holding company	2,000	USD	Americas Holding Corporation	100.00%		100.00%

Americas Holding Corporation	Panama	Panama	Holding company	3,000	USD	Enel Panama Ltd (formerly HQI Latin America Ltd)	50.10%		100.00%
						Enel Fortuna SA (formerly Globeleq Holdings — Fortuna - Sa)	49.90%

Avisio Energia SpA	Trento	Italy	Gas distribution	6,500,000	Euro	Enel Rete Gas SpA	100.00%		99.83%

Barras Electricas Galaico Asturianas SA	Lugo	Spain	Electricity distribution	15,689,796.62	Euro	Electra de Viesgo Distribución SL	54.95%		54.95%

Barras Electricas Generación SL	Lugo	Spain	Electricity generation	1,374,136.05	Euro	Barras Electricas Galaico Asturianas SA	100.00%		54.95%

Cise Srl	Rome	Italy	Real estate management	318,291,049	Euro	Enel Servizi Srl	100.00%		100.00%

Co.Im Gas SpA	Santa Maria a Colle (LU)	Italy	Management of gas distribution and sales plants	1,479,000	Euro	Enel Rete Gas SpA	80.00%		79.86%

Concert Srl	Rome	Italy	Product, plant and equipment certification	10,000	Euro	Enel Produzione SpA	51.00%		51.00%

Dalmazia Trieste Srl	Rome	Italy	Real estate management	5,585,698	Euro	Cise Srl Enel Servizi Srl	69.91 30.09	% %	100.00%

Deval SpA	Aosta	Italy	Distribution and sale of electricity in Valle d’Aosta	37,500,000	Euro	Enel SpA	51.00%		51.00%

Deval Energie Srl	Aosta	Italy	Electricity sales	200,000	Euro	Deval SpA	100.00%		51.00%

Electra de Viesgo Distribución SL	Santander	Spain	Distribution and sale of electricity	77,792,000	Euro	Enel Distribuzione SpA	100.00%		100.00%

Empresa de Generación Electrica Fortuna SA	Panama	Panama	Electricity generation from renewable resources	309,457,729	USD	Americas Generation Corporation	49.00%		49.00%

Enel Capital Srl	Rome	Italy	Holding company	8,500,000	Euro	Enel SpA	100.00%		100.00%

Enel Comercializadora de Gas SA	Santander	Spain	Gas and electricity sales	61,000	Euro	Enel Trade SpA	100.00%		100.00%

Enel Distributie Banat SA (formerly Enel Electrica Banat SA)	Timisoara	Romania	Electricity distribution	382,158,580	RON	Enel Distribuzione SpA	51.00%		51.00%

Enel Distributie Dobrogea SA (formerly Enel Electrica Dobrogea SA)	Costanza	Romania	Electricity distribution	280,285,560	RON	Enel Distribuzione SpA	51.00%		51.00%

Enel Distribuzione SpA	Rome	Italy	Electricity distribution	2,600,000,000	Euro	Enel SpA	100.00%		100.00%

Enel Energia SpA (formerly Enel Gas SpA)	Rome	Italy	Gas and electricity sales	302,039	Euro	Enel SpA	100.00%		100.00%

Enel Energie SA	Bucharest	Romania	Electricity sales	140,000,000	RON	Enel Distribuzione SpA	51.00%		51.00%

Enel Energy Europe Srl	Rome	Italy	Holding company	10,000	Euro	Enel SpA	100.00%		100.00%

	Registered								Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding		holding

at June 30, 2007

Enel Erelis Sas (formerly Erelis Sas)	Lyon	France	Electricity generation from renewable resources	44,502.16	Euro	Enel France Sas	100.00%		100.00%

Enel ESN Energo LLC	Moscow	Russian Federation	Management and maintenance of power plants	1,000,000	Ruble	Enel ESN Management BV	100.00%		75.00%

Enel ESN Management BV	Amsterdam	Netherlands	Holding company	18,000	Euro	Enel Produzione SpA	75.00%		75.00%

Enel Finance International SA	Luxembourg	Luxembourg	Finance	1,391,900,230	Euro	Enel SpA	100.00%		100.00%

Enel Fortuna SA (formerly Globeleq Holdings — Fortuna SA)	Panama	Panama	Holding company	10,000	USD	Enel Investment Holding BV	100.00%		100.00%

Enel France Sas	Paris	France	Holding company	14,437,000	Euro	Enel Investment Holding BV	100.00%		100.00%

Enel Green Power International SA	Luxembourg	Luxembourg	Holding company for companies operating in electricity generation from renewable resources	156,650,000	Euro	Enel Produzione SpA Enel Investment Holding BV	67.11 32.89	% %	100.00%

Enel Investment Holding BV	Amsterdam	Netherlands	Holding company	1,593,050,000	Euro	Enel SpA	100.00%		100.00%

Enel Ireland Finance Ltd	Dublin	Ireland	Finance	1,000,000	Euro	Enel Finance International SA	100.00%		100.00%

Enel Latin America LLC (1)	Wilmington (Delaware)	U.S.A.	Electricity generation from renewable resources	—		Enel Green Power International SA	100.00%		100.00%

Enel M@p Srl	Rome	Italy	Metering, remote control and communication services managed on the electricity network	100,000	Euro	Enel Distribuzione SpA	100.00%		100.00%

Enel Maritza East 3 AD (formerly Maritza East III Power Company AD)	Sofia	Bulgaria	Electricity generation	265,943,600	Leva	Maritza East III Power Holding BV	73.00%		73.00%

Enel North America Inc. (1)	Wilmington (Delaware)	U.S.A.	Electricity generation from renewable resources	14.25	USD	Enel Green Power International SA	100.00%		100.00%

Enel Operations Bulgaria AD (formerly Maritza East 3 Operating Company AD)	Galabovo	Bulgaria	Management and maintenance of power plants	50,000	Leva	Maritza O&M Holding Netherlands BV	73.00%		73.00%

Enel Panama Ltd (formerly HQI Latin America Ltd)	Tortola	British Virgin Island	Holding company	40,555,726	USD	Enel Investment Holding BV	100.00%		100.00%

Enel Produzione SpA	Rome	Italy	Electricity generation	2,400,000,000	Euro	Enel SpA	100.00%		100.00%

Enel Rete Gas SpA	Milan	Italy	Gas distribution	54,139,160	Euro	Enel Distribuzione SpA	99.83%		99.83%

Enel Service UK Ltd	London	United Kingdom	Energy services	100	GBP	Enel Trade SpA	100.00%		100.00%

Enel Servicii Srl	Bucharest	Romania	Business services	200,000	RON	Enel SpA Enel Distribuzione SpA	80.00 20.00	% %	100.00%

Enel Servizi Srl	Rome	Italy	Personnel administration activities, information technology and business services	50,000,000	Euro	Enel SpA	100.00%		100.00%

Enel Sole Srl	Rome	Italy	Public lighting systems	4,600,000	Euro	Enel SpA	100.00%		100.00%

Enel Trade SpA	Rome	Italy	Fuel trading and logistics - Electricity sales	90,885,000	Euro	Enel SpA	100.00%		100.00%

Enel Viesgo Energia SL	Santander	Spain	Electricity and gas sales	1,000,000	Euro	Electra de Viesgo Distribución SL	100.00%		100.00%

	Registered						Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding		holding

at June 30, 2007

Enel Viesgo Generación SL	Santander	Spain	Electricity generation and sales	425,311,006	Euro	Enel Produzione SpA	100.00%		100.00%

Enel Viesgo Servicios SL	Santander	Spain	Business services	3,010	Euro	Enel SpA Enel Produzione SpA Enel Distribuzione SpA	60.00 20.00 20.00	% % %	100.00%

Enel.Factor SpA	Rome	Italy	Factoring	12,500,000	Euro	Enel SpA	100.00%		100.00%

Enel.NewHydro Srl	Rome	Italy	Engineering, water systems	1,000,000	Euro	Enel SpA	100.00%		100.00%

Enel.Re Ltd	Dublin	Ireland	Reinsurance	3,000,000	Euro	Enel Investment Holding BV	100.00%		100.00%

Enel.si — Servizi integrati Srl	Rome	Italy	Plant engineering and energy related services	5,000,000	Euro	Enel SpA	100.00%		100.00%

Enelco SA	Athens	Greece	Plant construction, operation and maintenance	587,000	Euro	Enel Investment Holding BV	75.00%		75.00%

Enelpower SpA	Milan	Italy	Engineering and construction	2,000,000	Euro	Enel SpA	100.00%		100.00%

Enelpower Contractor and Development Saudi Arabia Ltd	Riyadh	Saudi Arabia	Plant construction, operation and maintenance	5,000,000	SR	Enelpower SpA	51.00%		51.00%

Enelpower do Brasil Ltda	Rio de Janeiro	Brazil	Electrical engineering	1,242,000	R$	Enelpower SpA	99.99%		99.99%

Enelpower UK Ltd	London	United Kingdom	Electrical engineering	1,000	GBP	Enelpower SpA	100.00%		100.00%

Energoslužby AS	Trnava	Slovakia	Business services	261,000,000	SKK	Slovenské elektrárne AS	100.00%		66.00%

Geotermica Nicaraguense SA	Managua	Nicaragua	Electricity generation from renewable resources	50,000	NIO	Enel Produzione SpA	60.00%		60.00%

Hydrogen Park -Marghera per l’idrogeno Scrl	Venice	Italy	Promotion of studies and projects for the use of hydrogen	215,000	Euro	Enel Produzione SpA	53.49%		53.49%

Maritza East III Power Holding BV	Amsterdam	Netherlands	Holding company	100,000,000	Euro	Enel Produzione SpA	100.00%		100.00%

Maritza O&M Holding Netherlands BV	Amsterdam	Netherlands	Holding company	40,000	Euro	Enel Produzione SpA	100.00%		100.00%

Metansicula SpA	Milan	Italy	Gas distribution	1,033,000	Euro	Enel Rete Gas SpA	100.00%		99.83%

Metansicula Vendita Srl	Milan	Italy	Gas sales	100,000	Euro	Enel Energia SpA (formerly Enel Gas SpA)	100.00%		100.00%

Ochrana a bezpečnost’ SE AS	Mochovce	Slovakia	Security services	1,000,000	SKK	Slovenské elektrárne AS	100.00%		66.00%

Pragma Energy SA	Lugano	Switzerland	Coal trading	4,000,000	CHF	Enel Investment Holding BV	100.00%		100.00%

Reti Gas Scrl	Milan	Italy	Construction of gas distribution networks	11,000	Euro	Enel Rete Gas SpA	95.00%		94.84%

Sfera — Società per la formazione e le risorse aziendali Srl	Rome	Italy	Human resources and training	2,000,000	Euro	Enel SpA	100.00%		100.00%

Slovenské elektrárne AS	Bratislava	Slovakia	Electricity generation	38,238,803,000	SKK	Enel Produzione SpA	66.00%		66.00%

Slovenské elektrárne Finance BV	Rotterdam	Netherlands	Finance	18,200	Euro	Slovenské elektrárne AS	100.00%		66.00%

Société Armoricaine d’Energie Eolienne Sarl	Lyon	France	Electricity generation from renewable resources	1,000	Euro	Enel Erelis Sas (formerly Erelis Sas)	100.00%		100.00%

Société du Parc Eolien du Chemin de la Ligue Snc	Lyon	France	Electricity generation from renewable resources	1,000	Euro	Enel Erelis Sas (formerly Erelis Sas)	100.00%		100.00%

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding

at June 30, 2007

Société du Parc Eolien Grandes Terres Est Eurl	Lyon	France	Electricity generation from renewable resources	1,000	Euro	Enel Erelis Sas (formerly Erelis Sas)	100.00%	100.00%

Société du Parc Eolien Grandes Terres Ouest Eurl	Lyon	France	Electricity generation from renewable resources	1,000	Euro	Enel Erelis Sas (formerly Erelis Sas)	100.00%	100.00%

Vyzkont sro	Trnava	Slovakia	Radioactive waste storage	200,000	SKK	Slovenské elektrárne AS	51.00%	33.66%

Water & Industrial Services Company SpA	Monza	Italy	Sewage treatment	15,615,000	Euro	Enel.NewHydro Srl	51.00%	51.00%

(1)	The companies held by Enel North America Inc. and Enel Latin America LLC and fully consolidated on a line-by-line basis are listed separately.

Subsidiaries held by Enel North America Inc. consolidated on a line-by-line basis at June 30, 2007 (1)

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
at June 30, 2007

Parent Company:

Enel North America Inc.	Wilmington (Delaware)	U.S.A.	14.25	USD	Enel Green Power International SA	100.00%	100.00%

Subsidiaries:

Agassiz Beach LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Aquenergy Systems Inc.	Greenville (South Carolina)	U.S.A.	10,500	USD	Consolidated Hydro Southeast Inc.	100.00%	100.00%

Asotin Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Autumn Hills LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Aziscohos Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Barnet Hydro Company	Burlington (Vermont)	U.S.A.	—		Sweetwater Hydroelectric Inc.	100.00%	100.00%

Beaver Falls Water Power Company	Philadelphia (Pennsylvania)	U.S.A.	—		Beaver Valley Holdings Ltd.	67.50%	67.50%

Beaver Valley Holdings Ltd.	Philadelphia (Pennsylvania)	U.S.A.	2	USD	Hydro Development Group Inc.	100.00%	100.00%

Beaver Valley Power Company	Philadelphia (Pennsylvania)	U.S.A.	30	USD	Hydro Development Group Inc.	100.00%	100.00%

Black River Hydro Assoc.	New York (New York)	U.S.A.	—		(Cataldo) Hydro Power Associates	75.00%	75.00%

Boott Field LLC	Wilmington (Delaware)	U.S.A.	—		Boott Hydropower Inc.	100.00%	100.00%

Boott Hydropower Inc.	Boston (Massachusetts)	U.S.A.	—		Boott Sheldon Holdings LLC	100.00%	100.00%

Boott Sheldon Holdings LLC	Wilmington (Delaware)	U.S.A.	—		Hydro Finance Holding Company Inc.	100.00%	100.00%

BP Hydro Associates	Boise (Idaho)	U.S.A.	—		Chi Idaho Inc.	68.00%	100.00%
					Chi Magic Valley Inc.	32.00%

BP Hydro Finance Partnership	Salt Lake City (Utah)	U.S.A.	—		BP Hydro Associates	75.92%	100.00%
					Fulcrum Inc.	24.08%

Bypass Limited	Boise (Idaho)	U.S.A.	—		El Dorado Hydro	100.00%	100.00%

Bypass Power Company	Los Angeles (California)	U.S.A.	—		Chi West Inc.	100.00%	100.00%

Canastota Wind Power LLC	Wilmington (Delaware)	U.S.A.	—		Essex Company	100.00%	100.00%

(Cataldo) Hydro Power Associates	New York (New York)	U.S.A.	—		Hydro Development Group Inc.	50.00%	100.00%
					Chi Black River Inc.	50.00%

Chi Acquisitions Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Chi Acquisitions II Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Finance LLC	100.00%	100.00%

Chi Black River Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Finance LLC	100.00%	100.00%

Chi Canada Inc.	Montreal (Quebec)	Canada	100	CAD	Chi Finance LLC	100.00%	100.00%

Chi Dexter Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Finance LLC	100.00%	100.00%

Chi Finance LLC	Wilmington (Delaware)	U.S.A.	—		Enel North America Inc.	100.00%	100.00%

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
at June 30, 2007

Chi Highfalls Inc.	Wilmington (Delaware)	U.S.A.	—		Chi Finance LLC	100.00%	100.00%

Chi Hydroelectric Company Inc.	St. John (Newfoundland)	Canada	100	CAD	Chi Canada Inc.	100.00%	100.00%

Chi Idaho Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions Inc.	100.00%	100.00%

Chi Magic Valley Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions Inc.	100.00%	100.00%

Chi Minnesota Wind LLC	Wilmington (Delaware)	U.S.A.	—		Chi Finance LLC	100.00%	100.00%

Chi Mountain States Operations Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions Inc.	100.00%	100.00%

Chi Operations Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Chi Power Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Chi Power Marketing Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Chi S. F. LP	Montreal (Quebec)	Canada	—		Chi Hydroelectric Company Inc.	100.00%	100.00%

Chi Universal Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Chi West Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions Inc.	100.00%	100.00%

Chi Western Operations Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions Inc.	100.00%	100.00%

Coneross Power Corporation Inc.	Greenville (South Carolina)	U.S.A.	110,000	USD	Aquenergy Systems Inc.	100.00%	100.00%

Consolidated Hydro Mountain States Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions Inc.	100.00%	100.00%

Consolidated Hydro New Hampshire Inc.	Wilmington (Delaware)	U.S.A.	130	USD	Chi Universal Inc.	100.00%	100.00%

Consolidated Hydro New York Inc.	Wilmington (Delaware)	U.S.A.	200	USD	Enel North America Inc.	100.00%	100.00%

Consolidated Hydro Southeast Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions II Inc.	95.00%	100.00%
					Gauley River Power Partners LP	5.00%

Consolidated Pumped Storage Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	80.00%	80.00%

Copenhagen Associates	New York (New York)	U.S.A.	—		Hydro Development Group Inc.	50.00%	99.00%
					Chi Dexter Inc.	49.00%

Crosby Drive Investments Inc.	Boston (Massachusetts)	U.S.A.	—		Asotin Hydro Company Inc.	100.00%	100.00%

El Dorado Hydro	Los Angeles (California)	U.S.A.	—		Olympe Inc.	82.50%	100.00%
					Motherlode Hydro Inc.	17.50%

Enel Cove Fort LLC	Wilmington (Delaware)	U.S.A.	—		Enel Geothermal LLC	100.00%	100.00%

Enel Cove Fort II LLC	Wilmington (Delaware)	U.S.A.	—		Enel Geothermal LLC	100.00%	100.00%

Enel Geothermal LLC	Wilmington (Delaware)	U.S.A.	—		Essex Company	100.00%	100.00%

Enel Kansas LLC	Wilmington (Delaware)	U.S.A.	—		Enel North America Inc.	100.00%	100.00%

Enel Salt West LLC	Wilmington (Delaware)	U.S.A.	—		Enel Geothermal LLC	100.00%	100.00%

Enel Smoky LLC	Wilmington (Delaware)	U.S.A.	—		Enel Kansas LLC	100.00%	100.00%

Enel Stillwater LLC	Wilmington (Delaware)	U.S.A.	—		Enel Geothermal LLC	100.00%	100.00%

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
at June 30, 2007

Enel Surprise Valley LLC	Wilmington (Delaware)	U.S.A.	—		Enel Geothermal LLC	100.00%	100.00%

Essex Company	Boston (Massachusetts)	U.S.A.	—		Enel North America Inc.	100.00%	100.00%

Florence Hills LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Fulcrum Inc.	Boise (Idaho)	U.S.A.	1,002.50	USD	Consolidated Hydro Mountain States Inc.	100.00%	100.00%

Gauley Hydro LLC	Wilmington (Delaware)	U.S.A.	—		Essex Company	100.00%	100.00%

Gauley River Management Corporation	Burlington (Vermont)	U.S.A.	—		Chi Finance LLC	100.00%	100.00%

Gauley River Power Partners LP	Burlington (Vermont)	U.S.A.	—		Gauley River Management Corporation	1.00%	100.00%
					Gauley Hydro LLC	99.00%

Gestion Cogeneration Inc.	Montreal (Quebec)	Canada	100	CAD	Hydrodev Inc.	100.00%	100.00%

Hadley Ridge LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Highfalls Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	—		Chi Finance LLC	100.00%	100.00%

Hope Creek LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Hosiery Mills Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions Inc.	100.00%	100.00%

Hydrodev Inc.	Montreal (Quebec)	Canada	100	CAD	Chi Canada Inc.	100.00%	100.00%

Hydrodev Limited Partnership	Montreal (Quebec)	Canada	—		Chi Canada Inc. Hydrodev Inc.	48.90% 0.10%	49.00%

Hydro Development Group Inc.	New York (New York)	U.S.A.	12.25	USD	Chi Acquisitions II Inc.	100.00%	100.00%

Hydro Energies Corporation	Burlington (Vermont)	U.S.A.	5,000	USD	Chi Finance LLC	100.00%	100.00%

Hydro Finance Holding Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Jack River LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Jessica Mills LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Julia Hills LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Kings River Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Finance LLC	100.00%	100.00%

Kinneytown Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

LaChute Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Lawrence Hydroelectric Associates LP	Boston (Massachusetts)	U.S.A.	—		Essex Company	92.50%	100%
					Crosby Drive Investments Inc.	7.50%

Littleville Power Company Inc.	Boston (Massachusetts)	U.S.A.	—		Hydro Development Group Inc.	100.00%	100.00%

Lower Saranac Corporation	New York (New York)	U.S.A.	2	USD	Twin Saranac Holdings LLC	100.00%	100.00%

Lower Saranac Hydro Partners	Wilmington (Delaware)	U.S.A.	—		Lower Saranac Corporation	100.00%	100.00%

Mascoma Hydro Corporation	Concord (New Hampshire)	U.S.A.	—		Chi Acquisitions II Inc.	100.00%	100.00%

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
at June 30, 2007

Metro Wind LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Mill Shoals Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Finance LLC	100.00%	100.00%

Minnewawa Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Enel North America Inc.	100.00%	100.00%

Missisquoi Associates	Los Angeles (California)	U.S.A.	—		Sheldon Vermont Hydro	1.00%
					Company Inc.		100.00%
					Sheldon Springs Hydro	99.00%
					Associates LP

Motherlode Hydro Inc.	Los Angeles (California)	U.S.A.	—		Chi West Inc.	100.00%	100.00%

Newbury Hydro Company	Burlington (Vermont)	U.S.A.	—		Sweetwater Hydroelectric Inc.	100.00%	100.00%

NeWind Group Inc.	St. John (Newfoundland)	Canada	100	CAD	Chi Canada Inc.	100.00%	100.00%

Northwest Hydro Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi West Inc.	100.00%	100.00%

Notch Butte Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Finance LLC	100.00%	100.00%

O&M Cogeneration Inc.	Montreal (Quebec)	Canada	15	CAD	Hydrodev Inc.	66.66%	66.66%

Olympe Inc.	Los Angeles (California)	U.S.A.	—		Chi West Inc.	100.00%	100.00%

Ottauquechee Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Finance LLC	100.00%	100.00%

Pelzer Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Consolidated Hydro Southeast Inc.	100.00%	100.00%

Pyrites Associates	New York (New York)	U.S.A.	—		Hydro Development Group Inc.	50.00%	100%
					Chi Dexter Inc.	50.00%

Rock Creek Limited Partnership	Los Angeles (California)	U.S.A.	—		El Dorado Hydro	100.00%	100.00%

Ruthton Ridge LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

SE Hazelton A. LP	Los Angeles (California)	U.S.A.	—		Bypass Limited	100.00%	100.00%

Sheldon Springs Hydro Associates LP	Wilmington (Delaware)	U.S.A.	—		Sheldon Vermont Hydro Company Inc.	100.00%	100.00%

Sheldon Vermont Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	—		Boott Sheldon Holdings LLC	100.00%	100.00%

Slate Creek Hydro Associates LP	Los Angeles (California)	U.S.A.	—		Slate Creek Hydro Company Inc.	100.00%	100.00%

Slate Creek Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Acquisitions II Inc.	100.00%	100.00%

Smoky Hills Wind Farm LLC	Topeka (Kansas)	U.S.A.	—		Enel Smoky LLC	100.00%	100.00%

Snyder Wind Farm LLC	Dallas (Texas)	U.S.A.	—		Chi Power Inc.	100.00%	100.00%

Soliloquoy Ridge LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Somersworth Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	100	USD	Chi Universal Inc.	100.00%	100.00%

Southwest Transmission LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Spartan Hills LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

St.-Felicien Cogeneration	Montreal (Quebec)	Canada	—		Gestion Cogeneration Inc.	50.00%	50.00%

Summit Energy Storage Inc.	Wilmington (Delaware)	U.S.A.	8,200	USD	Enel North America Inc.	75.00%	75.00%

							Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding
at June 30, 2007

Sun River LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Sweetwater Hydroelectric Inc.	Concord (New Hampshire)	U.S.A.	250	USD	Chi Acquisitions II Inc.	100.00%	100.00%

TKO Power Inc.	Los Angeles (California)	U.S.A.	—		Chi West Inc.	100.00%	100.00%

Triton Power Company	New York (New York)	U.S.A.	—		Chi Highfalls Inc.	2.00%	100.00%
					Highfalls Hydro Company Inc.	98.00%

Tsar Nicholas LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Twin Falls Hydro Associates	Seattle (Washington)	U.S.A.	—		Twin Falls Hydro Company Inc.	51.00%	51.00%

Twin Falls Hydro Company Inc.	Wilmington (Delaware)	U.S.A.	10	USD	Twin Saranac Holdings LLC	100.00%	100.00%

Twin Lake Hills LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

Twin Saranac Holdings LLC	Wilmington (Delaware)	U.S.A.	—		Enel North America Inc.	100.00%	100.00%

Western New York Wind Corporation	New York (New York)	U.S.A.	300	USD	Enel North America Inc.	100.00%	100.00%

Willimantic Power Corporation	Hartford (Connecticut)	U.S.A.	—		Chi Acquisitions Inc.	100.00%	100.00%

Winter’s Spawn LLC	Minneapolis (Minnesota)	U.S.A.	—		Chi Minnesota Wind LLC	49.00%	49.00%

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel North America Inc. holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Subsidiaries held by Enel Latin America LLC consolidated on a line-by-line basis at June 30, 2007 (1)

						Group %
Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	holding

			at June 30, 2007

Parent Company:
Enel Latin America LLC	Wilmington	U.S.A.	—		Enel Green Power International SA	100.00%	100.00%
	(Delaware)

Subsidiaries:

Agricola Rio Sahuil Ltda	Santiago	Chile	200,000,000	CLP	Agricola Y Constructora Rio	99.90%	99.90%
					Guanehue SA

Agricola Y Constructora Rio	Santiago	Chile	—		Empresa Electrica Panguipulli	99.93%
Guanehue SA					SA Enel Chile Ltda	0.07%	100.00%

Alvorada Energia SA	Rio de Janeiro	Brazil	17,117,415.92	R$	Enel Brasil Participações Ltda	100.00%	100.00%

Apiacàs Energia SA	Rio de Janeiro	Brazil	21,216,846.33	R$	Enel Brasil Participações Ltda	100.00%	100.00%

Braço Norte Energia SA	Rio de Janeiro	Brazil	13,478,767.05	R$	Enel Brasil Participações Ltda	100.00%	100.00%

Central American Power Services Inc.	Wilmington (Delaware)	U.S.A.	1	USD	Enel Latin America LLC	100.00%	100.00%

Conexion Energetica	San Salvador	El Salvador	1,693,100	SVC	Grupo EGI SA de cv	99.99%
Centroamericana El Salvador SA					Enel Latin America LLC	0.01%	100.00%

Constructora Cerro Pitren Ltda	Santiago	Chile	200,000,000	CLP	Agricola Y Constructora Rio	99.90%	99.90%
					Guanehue SA

Cuiabà Energia SA	Rio de Janeiro	Brazil	3,261,038.39	R$	Enel Brasil Participações Ltda	100.00%	100.00%

EGI Costa Rica Viento SA	San Josè	Costa Rica	100,000	CRC	Enel de Costa Rica SA (formerly	100.00%	100.00%
					Energia Global de Costa Rica SA)

Electrificadora Ecologica SA	San Josè	Costa Rica	1,200,000	CRC	ZMZ General SA	100.00%	51.00%

Empresa Electrica Panguipulli SA	Santiago	Chile	—		Energia Alerce Ltda	0.01%
					Enel Chile Ltda	99.99%	100.00%

Empresa Electrica Puyehue SA	Santiago	Chile	11,169,752,000	CLP	Energia Alerce Ltda	0.10%
					Enel Chile Ltda	99.90%	100.00%

Empresa Nacional de Geotermia SA	Santiago	Chile	—		Enel Chile Ltda	51.00%	51.00%

Enel Brasil Participações Ltda	Rio de Janeiro	Brazil	466,000,000	R$	Enel Green Power International	0.01%
					SA Enel Latin America LLC	99.99%	100.00%

Enel Chile Ltda	Santiago	Chile	15,414,240,752	CLP	Enel Latin America LLC	0.01%
					Energia Alerce Ltda	99.99%	100.00%

Enel de Costa Rica SA	San Josè	Costa Rica	100,000	CRC	Enel Latin America LLC	100.00%	100.00%
(formerly Energia Global de Costa Rica SA)

Enel Guatemala SA	Guatemala	Guatemala	5,000	GTQ	Enel Green Power International	2.00%
					SA Enel Latin America LLC	98.00%	100.00%

Energia Alerce Ltda	Santiago	Chile	1,000,000	CLP	Enel Green Power International SA	0.10%
					Enel Latin America LLC	99.90%	100.00%

Energia Global Operaciones SA	San Josè	Costa Rica	10,000	CRC	Enel de Costa Rica SA (formerly Energia	100.00%
					Global de Costa Rica SA)		100.00%

Energia Global SA de cv	Andover	U.S.A.	50,000	MXN	Enel Latin America LLC	99.00%	99.00%
	(Massachusetts)

Generadora de Occidente Ltda	Guatemala	Guatemala	5,000	GTQ	Enel Latin America LLC	99.00%
					Enel Guatemala SA	1.00%	100.00%

Generadora Montecristo SA	Guatemala	Guatemala	5,000	GTQ	Enel Latin America LLC	99.00%
					Enel Guatemala SA	1.00%	100.00%

Geotermica del Norte SA	Santiago	Chile	—		Enel Chile Ltda	51.00%	51.00%

Company name	Registered office	Country	Share capital (2)	Currency	Held by (3)	% holding	Group % holding

			at June 30, 2007

Globyte SA	San José	Costa Rica	900,000	CRC	Enel de Costa Rica SA (formerly	1.00%	1.00%
					Energia Global de Costa Rica SA)

Grupo EGI SA de cv	San Salvador	El Salvador	200,000	SVC	Enel Green Power International SA	0.05%
					Enel Latin America LLC	99.95%	100.00%

Inversiones Eòlicas La Esperanza SA	San Josè	Costa Rica	12,000	CRC	Enel de Costa Rica SA (formerly	12.50%	12.50%
					Energìa Global de Costa Rica SA)

Isamu Ikeda Energia SA	Rio de Janeiro	Brazil	82,974,475.77	R$	Enel Brasil Participações Ltda	100.00%	100.00%

Molinos de Viento del Arenal SA	San José	Costa Rica	9,709,200	USD	Electrificadora Ecologica SA	49.00%	24.99%

Operacion Y Mantenimiento Tierras	San José	Costa Rica	30,000	CRC	Electrificadora Ecologica SA	85.00%	43.35%
Morenas SA

P.H. Don Pedro SA	San José	Costa Rica	100,001	CRC	Enel de Costa Rica SA (formerly	33.44%	33.44%
					Energia Global de Costa Rica SA)

P.H. Guacimo SA	San José	Costa Rica	50,000	CRC	Enel Latin America LLC	30.00%
					Enel de Costa Rica SA (formerly	10.00%	40.00%
					Energia Global de Costa Rica SA)

P.H. Rio Volcan SA	San José	Costa Rica	100,001	CRC	Enel de Costa Rica SA (formerly	34.32%	34.32%
					Energia Global de Costa Rica SA)

Primavera Energia SA	Rio de Janeiro	Brazil	29,556,575.78	R$	Enel Brasil Participações Ltda	100.00%	100.00%

Quatiara Energia SA	Rio de Janeiro	Brazil	12,148,511.80	R$	Enel Brasil Participações Ltda	100.00%	100.00%

Socibe Energia SA	Rio de Janeiro	Brazil	33,969,032.25	R$	Enel Brasil Participações Ltda	100.00%	100.00%

Tecnoguat SA	Guatemala	Guatemala	1,000,000	GTQ	Enel Latin America LLC	75.00%	75.00%

Vale Energética SA	Rio de Janeiro	Brazil	18,589,343.63	R$	Enel Brasil Participações Ltda	100.00%	100.00%

VP Energia SA	Rio de Janeiro	Brazil	12,137,505.52	R$	Enel Brasil Participações Ltda	100.00%	100.00%

ZMZ General SA	San José	Costa Rica	500,000	CRC	EGI Costa Rica Viento SA	51.00%	51.00%

(1)	All the companies are engaged in electricity generation from renewable resources.

(2)	In many cases, the subsidiaries are formed as entities that do not require the payment of share capital.

(3)	For companies in which the holding is less than 50% Enel Latin America LLC holds preference shares that enable it to determine the financial and operational policies of the company and therefore to exercise a dominant influence.

Companies consolidated proportionately at June 30, 2007

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
at June 30, 2007

Aridos Energias Especiales SL	Villalbilla	Spain	Electricity generation from renewable resources	600,000	Euro	Enel Unión Fenosa Renovables SA	41.05%	20.53%

Articgas OAO	Novyi Urengoi	Russian Federation	Minerals	2,400,000	Ruble	Enineftegaz	100.00%	40.00%

Azucarera Energias SA	Madrid	Spain	Electricity generation from renewable resources	570,600	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%

Boiro Energia SA	Boiro	Spain	Electricity generation from renewable resources	601,010	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%

Cogeneración del Noroeste SL	Santiago de Compostela	Spain	Electricity generation from renewable resources	3,606,000	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%

Depuracion Destilacion Reciclaje SL	Boiro	Spain	Electricity generation from renewable resources	600,000	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%

Enel Unión Fenosa Renovables SA	Madrid	Spain	Electricity generation from renewable resources	32,505,000	Euro	Enel Viesgo Generación SL	50.00%	50.00%

Energias Ambientales de Somozas SA	La Coruna	Spain	Electricity generation from renewable resources	1,250,000	Euro	Enel Unión Fenosa Renovables SA	19.40%	9.70%

Energias Ambientales EASA SA	La Coruna	Spain	Electricity generation from renewable resources	15,491,460	Euro	Enel Unión Fenosa Renovables SA	33.34%	16.67%

Energias Especiales Alcoholeras SA	Madrid	Spain	Electricity generation from renewable resources	82,000	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%

Energias Especiales de Andalucía SL	Seville	Spain	Electricity generation from renewable resources	20,000	Euro	EUFER Renovables Ibéricas 2004 SA	100.00%	50.00%

Energias Especiales de Careon SA	La Coruna	Spain	Electricity generation from renewable resources	270,450	Euro	Enel Unión Fenosa Renovables SA	77.00%	38.50%

Energias Especiales de Castelo SA	Madrid	Spain	Electricity generation from renewable resources	437,400	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

Energias Especiales de Extremadura SL	Badajoz	Spain	Electricity generation from renewable resources	6,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

Energias Especiales de Pena Armada SA	Madrid	Spain	Electricity generation from renewable resources	963,300	Euro	Enel Unión Fenosa Renovables SA	80.00%	40.00%

Energias Especiales del Alto Ulla SA	Madrid	Spain	Electricity generation from renewable resources	360,600	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

Energias Especiales del Bierzo SA	Torre del Bierzo	Spain	Electricity generation from renewable resources	1,635,000	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%

Energias Especiales del Noroeste SA	Madrid	Spain	Electricity generation from renewable resources	6,812,040	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

Energias Renovables Montes de San Sebastián SL	Madrid	Spain	Electricity generation from renewable resources	705,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

Enineftegaz	Moscow	Russian Federation	Holding company	57,814,755,600	Ruble	Eni Russia BV	100.00%	40.00%

Eni Russia BV	Amsterdam	Netherlands	Holding company	100,000	Euro	Enel Investment Holding BV	40.00%	40.00%

Eólica del Cordal de Montouto SL	Madrid	Spain	Electricity generation from renewable resources	160,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

EUFER Comercializadora SL	Madrid	Spain	Electricity generation from renewable resources	60,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

EUFER Renovables Ibéricas 2004 SA	Madrid	Spain	Electricity generation from renewable resources	8,100,000	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

Gallega de Cogeneración SA	Santiago de Compostela	Spain	Electricity generation from renewable resources	1,803,000	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%

Neftegaztekhnologiya OAO	Novyi Urengoi	Russian Federation	Minerals	500,000	Ruble	Enineftegaz	100.00%	40.00%

Nizhegorodskaya sbytovaya kompaniya OJSC	Nizhniy Novgorod	Russian Federation	—	29,006,540.64	Ruble	Res Holdings BV	62.29%	30.83%

Parque Eólico de Barbanza SA	Santiago de Compostela	Spain	Electricity generation from renewable resources	3,606,000	Euro	Enel Unión Fenosa Renovables SA	25.00%	12.50%

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
at June 30, 2007

Parque Eólico de Malpica SA	La Coruna	Spain	Electricity generation from renewable resources	950,057.50	Euro	Enel Unión Fenosa Renovables SA	30.16%	15.08%

Parque Eólico de San Andrés SA	La Coruna	Spain	Electricity generation from renewable resources	552,920	Euro	Enel Unión Fenosa Renovables SA	82.00%	41.00%

Parque Eólico La Losilla SA	Madrid	Spain	Electricity generation from renewable resources	60,400	Euro	EUFER Renovables Ibéricas 2004 SA	100.00%	50.00%

Parque Eólico Montes de las Navas SA	Madrid	Spain	Electricity generation from renewable resources	6,540,000	Euro	Enel Unión Fenosa Renovables SA	20.00%	10.00%

Parque Eólico Sierra del Merengue SL	Cáceres	Spain	Electricity generation from renewable resources	30,000	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%

Prius Enerólica SL	Madrid	Spain	Electricity generation from renewable resources	3,600	Euro	Enel Unión Fenosa Renovables SA	100.00%	50.00%

Promociones Energeticas del Bierzo SL	Ponferrada	Spain	Electricity generation from renewable resources	12,020	Euro	Enel Unión Fenosa Renovables SA	50.00%	25.00%

Proyectos Universitarios de Energias Renovables SL	Alicante	Spain	Electricity generation from renewable resources	180,000	Euro	Enel Unión Fenosa Renovables SA	33.33%	16.67%

Res Holdings BV	Amsterdam	Netherlands	Holding company	18,000	Euro	Enel Investment Holding BV	49.50%	49.50%

RUSENERGOSBYT C LLC	Khanty-Mansiyskiy	Russian Federation	—	5,100	Ruble	Res Holdings BV	51.00%	25.25%

RUSENERGOSBYT LLC	Moscow	Russian Federation	Trading of electricity	2,760,000	Ruble	Res Holdings BV	100.00%	49.50%

RUSENERGOSBYT M LLC	Moscow	Russian Federation	—	7,500	Ruble	Res Holdings BV	75.00%	37.13%

Sistemas Energeticos Mañón Ortigueira SA	Ortigueira	Spain	Electricity generation from renewable resources	4,507,500	Euro	Enel Unión Fenosa Renovables SA	86.00%	43.00%

Ufefys SL	Aranjuez	Spain	Electricity generation from renewable resources	2,373,950	Euro	Enel Unión Fenosa Renovables SA	40.00%	20.00%

Urengoil ZAO	Molodezhniy	Russian Federation	Minerals	119,750,280	Ruble	Enineftegaz	100.00%	40.00%

Associated companies accounted for using the equity method at June 30, 2007

	Registered						%	Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	holding	holding

at June 30, 2007

Aes Distribuidores	San Salvador	El Salvador	Electricity generation from	200,000	SVC	Grupo EGI SA de cv	20.00%	20.00%
Salvadorenos Ltda de cv			renewable resources

Aes Distribuidores	San Salvador	El Salvador	Electricity generation from	200,000	SVC	Grupo EGI SA de cv	20.00%	20.00%
Salvadorenos Y			renewable resources
Compania S. en C. de cv

Alpe Adria Energia SpA	Udine	Italy	Engineering, construction	450,000	Euro	Enel Produzione SpA	40.50%	40.50%
			and management of
			interconnection power
			lines

CESI – Centro	Milan	Italy	Research and testing	8,550,000	Euro	Enel SpA	25.92%	25.92%
Elettrotecnico Sperimentale Italiano Giacinto Motta SpA

Chladiace veže	Bohunice	Slovakia	Engineering and	500,000	SKK	Slovenské elektrárne AS	35.00%	23.10%
Bohunice, spol. sro			construction

Compagnia Porto di	Rome	Italy	Harbor construction	20,516,000	Euro	Enel Produzione SpA	25.00%	25.00%
Civitavecchia SpA

Eneco Energia	Predazzo	Italy	Area heating networks	1,716,586	Euro	Avisio Energia SpA	25.73%	25.69%
Ecologica Srl	(Trento)

Energias de Villarrubia SL	Barcelona	Spain	Electricity generation from renewable resources	3,010	Euro	Enel Unión Fenosa Renovables SA	20.00%	10.00%

Enerlasa SA	Madrid	Spain	Electricity generation from renewable resources	1,021,700	Euro	Enel Unión Fenosa Renovables SA	45.00%	22.50%

Hipotecaria de Santa Ana Ltda de cv	San Salvador	El Salvador	Electricity generation from renewable resources	100,000	SVC	Grupo EGI SA de cv	20.00%	20.00%

Idrosicilia SpA	Palermo	Italy	Water sector	22,520,000	Euro	Enel SpA	40.00%	40.00%

LaGeo SA de cv	Ahuachapan	El Salvador	Electricity generation from	1,868,695,400	SVC	Enel Produzione SpA	28.40%	28.40%
			renewable resources

OGK-5 OJSC	Ekaterinburg	Russian Federation	Electricity generation from renewable resources	35,371,685,504	Ruble	Enel Investment Holding BV	25.03%	25.03%

Reaktortest sro	Trnava	Slovakia	Nuclear power research	2,000,000	SKK	Slovenské elektrárne AS	49.00%	32.34%

SIET — Società Informazioni Esperienze Termoidrauliche SpA	Piacenza	Italy	Studies, design and research in thermal generation	697,820	Euro	Enel.NewHydro Srl	41.55%	41.55%

Sotavento Galicia SA	Santiago de	Spain	Electricity generation from	601,000	Euro	Enel Unión Fenosa	18.00%	9.00%
	Compostela		renewable resources			Renovables SA

Star Lake Hydro	St. John	Canada	Electricity generation from	—		Chi Hydroelectric	49.00%	49.00%
Partnership	(Newfoundland)		renewable resources			Company Inc.

Tirmadrid SA	Valdemingómez	Spain	Electricity generation from	16,828,000	Euro	Enel Unión Fenosa	18.64%	9.32%
			renewable resources			Renovables SA

Trade Wind Energy LLC	Topeka	U.S.A.	Electricity generation from	—		Enel Kansas LLC	45.00%	45.00%
	(Kansas)		renewable resources

Ústav jaderného výzkumu Řež AS	Řež	Czech Republic	Nuclear power research and development	524,139,000	CZK	Slovenské elektrárne AS	27.78%	18.33%

Other significant equity investments at June 30,2007

	Registered							Group %
Company name	office	Country	Activity	Share capital	Currency	Held by	% holding	holding
	at June 30, 2007

CO.FA.S.E. Srl	Canazei (Trento)	Italy	Cogeneration of electrical and thermal energy	25,500	Euro	Avisio Energia SpA	14.00%	13.98%

Endesa SA (1)	Madrid	Spain	Holding company	1,270,502,540.40	Euro	Enel Energy Europe Srl	24.97%	24.97%

Energotel AS	Bratislava	Slovakia	Management of fiber optic network	66,000,000	SKK	Slovenské elektrárne AS	16.67%	11.00%

GALSI SpA	Milan	Italy	Engineering in energy and infrastructure sector	838,000	Euro	Enel Produzione SpA	13.50%	13.50%

International Multimedia University Srl	Rome	Italy	Distance learning	24,000	Euro	Sfera - Società per la formazione e le risorse aziendali Srl	13.04%	13.04%

(1)	Included here owing to ceiling of 10% on exercise of voting rights provided for in Endesa’s bylaws.

Companies in liquidation or held for sale at June 30, 2007

	Registered						Group %
Company name	office	Country	Activity	Share capital Currency	Held by	% holding	holding
	at June 30, 2007

Climare Scrl (in liquidation)	Genoa	Italy	—	30,600 Euro	Enel Distribuzione SpA	66.66%	66.66%

Euromedia Luxembourg One SA (in liquidation)	Luxembourg	Luxembourg	—	44,887,500 USD	Enel Investment Holding BV	28.57%	28.57%

Q-Channel SpA (in liquidation)	Rome	Italy	—	1,607,141 Euro	Enel Servizi Srl	24.00%	24.00%

Vodné dielo žilina AS (in liquidation)	Trenčin	Slovakia	—	5,000,000 SKK	Slovenské elektrárne AS	40.00%	26.40%

Financial Statements of Enel SpA at June 30, 2007
In compliance with the provisions of Article 81(3) of Consob Regulation no. 11971 implementing the provisions on issuers of Legislative Decree 58 of February 24, 1998, the financial statements at June 30, 2007 of the Parent Company Enel prepared in accordance with IFRS-EU are presented below.

Income statement of Enel SpA

Millions of euro	Notes	1st Half
		2007		2006
			of which with		of which with
			related parties		related parties

Revenues
Revenues from sales and services		484	341	538	454
Other revenues		6	6	40	2
	[Subtotal]	490		578

Income from equity exchange transaction and disposal of significant equity investments		—		146

Costs
Purchased power and consumables		299	6	284
Services, leases and rentals		170	59	103	35
Personnel		47		41
Depreciation, amortization and impairment losses		8		6
Other operating expenses		39	7	6	15
	[Subtotal]	563		440

Operating income		(73)		284

Income from equity investments		3,886		3,069
Financial income		590	319	403	237
Financial expense		509	159	447	135

Income before taxes		3,894		3,309

Income taxes		(16)		45

NET INCOME FOR THE PERIOD		3,910		3,264

Balance sheet of Enel SpA

Millions of euro	Notes
ASSETS		at June 30, 2007		at Dec. 31, 2006
			of which with		of which with
			related parties		related parties

Non-current assets
Property, plant and equipment		6		9
Intangible assets		12		13
Deferred tax assets		134		192
Equity investments		18,636		15,634
Non-current financial assets		1,790	1,751	2,749	1,772
Other non-current assets		43		27

	[Total]	20,621		18,624

Current assets
Trade receivables		282	275	263	254
Tax receivables		—		200
Current financial assets		20,052	18,962	6,074	6,047
Cash and cash equivalents		41		78
Other current assets		908	154	615	233

	[Total]	21,283		7,230

TOTAL ASSETS		41,904		25,854

Millions of euro	Notes
LIABILITIES AND SHAREHOLDERS’ EQUITY		at June 30, 2007		at Dec. 31, 2006
			of which with		of which with
			related parties		related parties

Shareholders’ equity
Share capital		6,183		6,176
Other reserves		4,622		4,491
Retained earnings (losses carried forward)		2,140		1,821
Net income for the period (1)		3,910		2,112
TOTAL SHAREHOLDERS’ EQUITY		16,855		14,600

Non-current liabilities
Long-term loans		16,137	571	8,165	571
Post-employment and other employee benefits		423		429
Provisions for risks and charges		32		42
Deferred tax liabilities		112		47
Non-current financial liabilities		104		74
	[Total]	16,808		8,757

Current liabilities
Short-term loans		6,738	4,083	991	549
Current portion of long-term loans		66		85
Trade payables		325	37	423	100
Current financial liabilities		352	142	350	75
Other current liabilities		760	577	648	222
	[Total]	8,241		2,497

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		41,904		25,854

(1)	Net income for 2006 is reported net of the interim dividend for 2006 in the amount of €1,235 million.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title:	Secretary of Enel Società per Azioni
Dated: September 7, 2007